SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of November, 2005

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F   ___X___        Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes ____          No ___X___

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A

This Form 6-K consists of:

The announcement on proposed privatization of Sinopec Zhenhai Refining & Chemical Company Limited ("ZRCC") by China Petroleum & Chemical Corporation (the "Registrant") through Ningbo Yonglian and amendment of articles of association of ZRCC, jointly made by the Registrant and ZRCC in English on November 28, 2005.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   China Petroleum & Chemical Corporation



                                                          By: /s/ Chen Ge

                                                            Name: Chen Ge

                                   Title: Secretary to the Board of Directors



Date: November 28, 2005

-------------------------------------------------------------------------------
        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
-------------------------------------------------------------------------------
If you are in any doubt as to any aspect of this document, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ZRCC, you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

                           PROPOSED PRIVATISATION OF
                             [ZRCC GRAPHIC OMITTED]
                          [CHINESE CHARACTERS OMITTED]
              SINOPEC ZHENHAI REFINING & CHEMICAL COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China)
                               (Stock code: 1128)

                                       BY
                            [SINOPEC GRAPHIC OMITTED]
                          [CHINESE CHARACTERS OMITTED]
               (a joint stock limited company incorporated in the
              People's Republic of China with limited liability)
                               (Stock code: 0386)

                  THROUGH NINGBO YONGLIAN BY WAY OF MERGER BY
                            ABSORPTION OF ZRCC UNDER
                       ARTICLE 184 OF THE PRC COMPANY LAW
             AT THE CANCELLATION PRICE OF HK$10.60 PER ZRCC H SHARE
                                      AND
                   AMENDMENT OF ZRCC ARTICLES OF ASSOCIATION

                       Financial adviser to Sinopec Corp.

                             [CICC GRAPHIC OMITTED]
                          CHINA INTERNATIONAL CAPITAL
                        CORPORATION (HONG KONG) LIMITED

                           Financial adviser to ZRCC[

                                LEHMAN BROTHERS
                          LEHMAN BROTHERS ASIA LIMITED

                      Independent financial adviser to the
                      Independent Board Committee of ZRCC

                          [ROTHSCHILD GRAPHIC OMITTED]
________________________________________________________________________________
This document is issued jointly by Sinopec Corp. and ZRCC to the ZRCC Shareholders. A letter from the ZRCC Board is set out on pages 6 to 17 of this document. A summary of the Proposal (as defined herein) is set out on pages 8 to 11 of this document. A letter from the Independent Board Committee containing its advice to the Independent ZRCC Shareholders in relation to the Proposal is set out on pages 18 to 19 of this document. A letter from the independent financial adviser containing its advice to the ZRCC Independent Board Committee in relation to the Proposal is set out on pages 20 to 47 of this document.

Notices convening the Special General Meeting and the Special General Meeting of the Independent ZRCC Shareholders as required by (i) the relevant PRC laws and (ii) the Takeovers Code and the Listing Rules for approving the Proposal and the Merger Agreement and the Proposed Amendment to be held at the conference room on the 1st Floor, Donghai Hotel at Zhenhai District, Ningbo Municipality, Zhejiang Province, the People's Republic of China at 9:30 a.m. and 10:30 a.m. on Thursday, 12 January, 2006 respectively are set out in Appendices III and IV of this document. Whether or not you are able to attend such meetings, you are requested to complete and return the enclosed proxy forms in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding such meetings.

                                                            28 November, 2005

-------------------------------------------------------------------------------
                                    CONTENT
-------------------------------------------------------------------------------

                                                                           Page

EXPECTED TIMETABLE .........................................................iii

DEFINITIONS ..................................................................1

LETTER FROM THE BOARD OF ZRCC ................................................6

LETTER FROM THE INDEPENDENT BOARD COMMITTEE .................................18

LETTER FROM ROTHSCHILD ......................................................20

ADDITIONAL INFORMATION REGARDING THE MERGER .................................48

      GENERAL ...............................................................48

      BACKGROUND OF THE MERGER ..............................................48

      SOURCE OF FUNDS FOR THE PAYMENT OF MERGER CONSIDERATION ...............48

      STRATEGIC REASONS FOR THE MERGER ......................................49

      RECENT ZRCC H SHARE TRADED SHARE PRICE AND LIQUIDITY ..................49

      INFORMATION ON ZRCC ...................................................50

      INFORMATION ON SINOPEC CORP. ..........................................53

      INFORMATION ON NINGBO YONGLIAN ........................................54

      FUTURE INTENTIONS OF SINOPEC CORP. ....................................54

      SHARE CERTIFICATES, DEALINGS AND LISTING ..............................55

      REGISTRATION AND PAYMENT ..............................................55

      OVERSEAS ZRCC SHAREHOLDERS ............................................56

      SPECIAL GENERAL MEETINGS ..............................................56

      ACTION TO BE TAKEN BY THE INDEPENDENT ZRCC SHAREHOLDERS AND
       THE ZRCC SHAREHOLDERS ................................................56

      TAXATION ..............................................................57

      FURTHER INFORMATION ...................................................57

CERTAIN PROVISIONS OF THE MERGER AGREEMENT ..................................58

      INTRODUCTION ..........................................................58

      DELISTING AND EFFECTIVE DATE OF THE MERGER ............................58

      MERGER CONSIDERATION ..................................................58

      DISSENTING ZRCC SHARES ................................................58

      PAYMENT OF THE MERGER CONSIDERATION ...................................59

      REPRESENTATIONS AND WARRANTIES ........................................59

      CONDITIONS TO THE COMPLETION OF THE MERGER ............................61

      DELISTING AND DE-REGISTRATION OF ZRCC .................................63

      CONVERSION OF ZRCC DOMESTIC SHARES ....................................63

      TERMINATION OF THE MERGER .............................................64

      EXPENSES ..............................................................64

      CONDUCT OF BUSINESS BY ZRCC ...........................................65

      AMENDMENTS, MODIFICATIONS AND WAIVER .................................66

      NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES ........................67

      INDEMNIFICATION .......................................................67

APPENDIX I        -   FINANCIAL INFORMATION .................................68

APPENDIX II       -   GENERAL INFORMATION...................................127

APPENDIX III      -   NOTICE OF SPECIAL GENERAL MEETING.....................135

APPENDIX IV       -   NOTICE OF SPECIAL GENERAL MEETING OF
                      THE INDEPENDENT ZRCC SHAREHOLDERS ....................138



-------------------------------------------------------------------------------
                               EXPECTED TIMETABLE
-------------------------------------------------------------------------------

Latest time for lodging transfers of the ZRCC
H Shares in order to be entitled to attend
and vote at the Special General Meeting and
the Special General Meeting of the
Independent ZRCC Shareholders......................................4:00 p.m. on
                                                       Friday, 9 December, 2005

Closure of the Registers for the
determination of entitlements of the
Independent ZRCC Shareholders to attend and
vote at the Special General Meeting of the
Independent ZRCC Shareholders and of the ZRCC
Shareholders to attend and vote at the
Special General Meeting............................Monday, 12 December, 2005 to
                                                     Thursday, 12 January, 2006

Latest time for receiving reply slips for the
Special General Meeting and Special General
Meeting of the Independent ZRCC Shareholders(1)......Thursday, 22 December, 2005

Latest time for lodging forms of proxy in respect
of the Special General Meeting.......................................9:30a.m. on
                                                     Wednesday, 11 January, 2006

Latest time for lodging forms of proxy in
respect of the Special General Meeting of the
Independent  ZRCC Shareholders.....................................10:30a.m. on
                                                    Wednesday, 11 January, 2006

Suspension of dealings in ZRCC H Shares.............................9:30 a.m. on
                                                      Thursday, 12 January, 2006

Special General Meeting.............................................9:30 a.m. on
                                                      Thursday, 12 January, 2006

Special General Meeting of the Independent ZRCC Shareholders......10:30 a.m. on
                                                     Thursday, 12 January, 2006

Press announcements of the results of the
Special General Meetings in the South China
Morning Post and Hong Kong Economic Times .............Friday, 13 January, 2006

Resumption of dealings in ZRCC H Shares ............................9:30a.m. on
                                                       Friday, 13 January, 2006

Each of ZRCC and Ningbo Yonglian notifies its
creditors of the Proposal pursuant to the PRC
Company Law ...........................................Friday, 13 January, 2006

End of the period during which creditors may
request ZRCC and Ningbo Yonglian to pay off
their respective indebtedness(2) ........................Friday, 14 April, 2006

Expected date for all Conditions to be
satisfied (or waived, if applicable), except
for the withdrawal of ZRCC Listing ......................Friday, 14 April, 2006

Application to the Hong Kong Stock Exchange for
withdrawal of ZRCC Listing..............................Tuesday, 18 April, 2006

Press announcement that all Conditions (save
for the withdrawal of ZRCC Listing) are
satisfied (or waived, as applicable),
including the expected date of withdrawal of
the ZRCC Listing, and details regarding the
Record Time and closure of ZRCC's Registers
in the South China Morning Post and
Hong Kong Economic Times. .............................Wednesday, 19 April, 2006

Last day for dealings in ZRCC H Shares.....................Thursday, 4 May, 2006

Suspension of dealings in ZRCC H Shares.............................9:30a.m. on
                                                            Monday, 8 May, 2006

Latest time for lodging transfers of ZRCC H
Shares in order to qualify for the Cancellation
Price/Record Time .4:00p.m. on  .........................Wednesday, 10 May, 2006

Closure of ZRCC's Registers (until ZRCC's
deregistration occurs) ...................................Thursday, 11 May, 2006

Expected date of withdrawal of ZRCC Listing................Friday, 12 May, 2006

Press announcement that all Conditions are
satisfied (or waived, as applicable) in the
South China Morning Post and Hong Kong
Economic Times..............................................Friday, 12 May, 2006

Cheques for payment of the Cancellation Price
to be despatched on or before  .............................Monday, 22 May, 2006

Shareholders should note that this expected timetable is subject to change. In addition, all the Conditions will have to be fulfilled (or waived, as applicable) on or before 31 December, 2006 (or such other date as ZRCC and Ningbo Yonglian may agree). Otherwise, the Merger will lapse. Further announcements will be made in the event that there are any changes.

1. The late submission of the reply slips for the Special General Meeting and the Special General Meeting of the Independent ZRCC Shareholders will not preclude the rights of eligible ZRCC Shareholders to attend and vote at the respective Special General Meetings.

2. The creditor notice period for ZRCC will be reduced from 90 days to 45 days if ZRCC Shareholders approve the Proposed Amendment (as defined herein) at the Special General Meeting, and in such event, the expected time for the fulfillment (or waiver, if applicable) of the Conditions and the other events that follow, including the payment of the Cancellation Price, may be changed accordingly.

-------------------------------------------------------------------------------
                                  DEFINITIONS
-------------------------------------------------------------------------------

     In this document, unless the context otherwise requires, the following expressions shall have the following meanings:

"Announcement"                        the joint announcement dated 12 November,
                                      2005 issued jointly by ZRCC and Sinopec
                                      Corp. relating to the Proposal and
                                      published in the South China Morning Post and Hong Kong Economic Times on 14
                                      November, 2005

"Authorisations"                      all necessary authorisations,
                                      registrations, filings rulings, consents, permissions and approvals in connection with the Proposal

"Cancellation                         Price" the cancellation price of HK$10.60
                                      per ZRCC H Share payable in cash by
                                      Ningbo Yonglian to the ZRCC H
                                      Shareholders whose names appear on the
                                      Registers at the Record Time (other than the Dissenting ZRCC Shareholders), also referred as "Merger Consideration" in the Merger Agreement

"CICC" China International Capital Corporation (Hong Kong) Limited which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 6 regulated activity (advising on corporate finance) and Type 9 regulated activity (asset management) under the SFO

"Conditions"                          the conditions to which the Proposal is
                                      subject and "Condition" means any of them

"CPC" China Petrochemical Corporation, a PRC state-owned enterprise organised in 1998 and the ultimate parent company of Sinopec Corp., Ningbo Yonglian and ZRCC, with its legal address at A6 Huixindong Street, Chaoyang District, Beijing, the PRC

"CSRC"                                China Securities Regulatory Commission

"Delisting Date"                      the date on which the withdrawal of ZRCC
                                      Listing at the Hong Kong Stock Exchange
                                      has become effective

"Disclosure                           Period" the period beginning six months
                                      prior to the date of the Announcement and ending with the Latest Practicable Date, both dates inclusive

"Dissenting                           ZRCC Shareholders" any ZRCC Shareholder
                                      who has voted against the Proposal and
                                      requested ZRCC and/or other ZRCC
                                      Sharheolders who have voted for the
                                      Proposal to purchase their Dissenting
                                      ZRCC Shares at a "fair price" in
                                      accordance with Article 178 of the ZRCC
                                      Articles and as of the Record Time has
                                      neither effectively withdrawn nor lost
                                      his right thereto

"Dissenting ZRCC Shares"              the ZRCC Shares held by the Dissenting
                                      ZRCC Shareholders

"Effective Date"                      the date all the Conditions are fulfilled
                                      (unless waived, as applicable) and the
                                      de-registration of ZRCC is completed

"HK$" Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"                           the Hong Kong Special Administrative
                                      Region of the PRC

"Hong Kong Stock Exchange"            The Stock Exchange of Hong Kong Limited

"IFRS"                                International Financial Reporting
                                      Standards

"Independent Board Committee"         an independent committee of the ZRCC
                                      Board comprising all of the independent
                                      non-executive ZRCC Directors, being Ms.
                                      Qiu Yun, Messrs. Sun Yongsen, Cen Kefa
                                      and Li Linghong

"Independent ZRCC Shareholders"       ZRCC Shareholders other than Sinopec
                                      Corp. and parties acting in concert with Sinopec Corp.

"Independent Financial Adviser"       Rothschild, the independent financial
                                      adviser to the Independent Board
                                      Committee appointed pursuant to Rule 2.1 of the Takeovers Code in connection with the Proposal

"Latest Practicable Date"             25 November, 2005, being the latest
                                      practicable date prior to the issue of
                                      this document for the purpose of
                                      ascertaining certain information
                                      contained in this document

"Lehman Brothers"                     Lehman Brothers Asia Limited, a company
                                      incorporated in Hong Kong, is licensed
                                      for Type 1 regulated activity (dealing in securities), Type 2 regulated activity
                                      (dealing in futures contracts), Type 4
                                      regulated activity (advising on
                                      securities) and Type 6 regulated activity
                                      (advising on corporate finance) under the SFO

"Listing Rules"                       the Rules Governing the Listing of
                                      Securities on The Stock Exchange of Hong
                                      Kong Limited (as amended from time to
                                      time)


"London Stock Exchange"               London Stock Exchange plc

"Merger" the proposed merger by absorption of ZRCC by Ningbo Yonglian

"Merger Agreement"                    the agreement entered into between Ningbo
                                      Yonglian and ZRCC on 12 November, 2005 in relation to the Merger

"NAV"                                 net asset value

"New York Stock Exchange"             New York Stock Exchange, Inc.

"Ningbo SAIC"                         the Administration of Industry and
                                      Commerce of Ningbo

"Ningbo Yonglian"                     Ningbo Yonglian Petrochemical Co., Ltd.,
                                      a limited liability company established
                                      on 3 November, 2005 in the PRC and a
                                      wholly owned subsidiary of Sinopec Corp.

"Ningbo Yonglian Board"               the board of Ningbo Yonglian Directors

"Ningbo Yonglian Director(s)"         director(s) of Ningbo Yonglian

"Overseas ZRCC Shareholders"          ZRCC Shareholders who are not resident
                                      in Hong Kong

"PRC"                                 the People's Republic of China

"PRC Approvals" the approvals from the relevant PRC governmental and regulatory bodies (including approvals of, inter alia, SASAC and CSRC (if applicable))

"PRC Company Law"                     the Company Law of the PRC, as amended,
                                      supplemented or otherwise modified from
                                      time to time

"Proposal"                            the proposal for the privatisation of
                                      ZRCC by Sinopec Corp. through Ningbo
                                      Yonglian by way of merger by absorption
                                      of ZRCC by Ningbo Yonglian pursuant to
                                      Article 184 of the PRC Company Law

"Proposed                             Amendment" the proposed amendment of
                                      article 179 of the ZRCC Articles to
                                      reduce the period within which a creditor may claim against a company in a merger from 90 days to 45 days from the date the company announces its merger after the merger is approved by its shareholders

"Record Time" the record time for determination of the entitlement of the ZRCC H Shareholders to receive the Cancellation Price, which time is expected to be 4:00 p.m. on Wednesday, 10 May, 2006 as set out in the section headed "Expected Timetable"

"Registers"                           registers of members of ZRCC

"Registrar"                           Hong Kong Registrars Limited, being
                                      ZRCC's branch share registrar in Hong
                                      Kong

"Rothschild"                          N M Rothschild & Sons (Hong Kong)
                                      Limited, a corporation licensed by the
                                      SFO to conduct Type 1 (dealing in
                                      securities), Type 4 (advising on
                                      securities) and Type 6 (advising on
                                      corporate finance) regulated activity as defined under the SFO and the Independent
                                      Financial Adviser

"RMB"                                 Renminbi, the lawful currency of the PRC

"SASAC" State Assets Supervision and Administration Commission of the State Council of the PRC

"SAFE"                                State Administration of Foreign Exchange

"SFO"                                 Securities and Futures Ordinance (Cap.
                                      571 of the Laws of Hong Kong)

"Sinopec Board"                       the board of Sinopec Directors

"Sinopec Corp."                       China Petroleum & Chemical Corporation, a
                                      joint stock company incorporated in the
                                      PRC with limited liability, the H shares of which are listed on the Hong Kong
                                      Stock Exchange

"Sinopec Director(s)"                 director(s) of Sinopec Corp.

"Sinopec United"                      China International United Petroleum &
                                      Chemical Co., Ltd., a company
                                      incorporated in the PRC with limited
                                      liability and a wholly owned subsidiary
                                      of Sinopec Corp.

"Special General Meeting"             the special general meeting of the ZRCC
                                      Shareholders proposed to be convened and held in respect of the approval of the Proposal and the Proposed Amendment

"Special General Meeting of the       the special general meeting of the
Independent ZRCC Shareholders"        Independent ZRCC Shareholders proposed to
                                      be convened and held in respect of the
                                      approval of the Proposal

"Special General Meetings"            the Special General Meeting and the
                                      Special General Meeting of the
                                      Independent ZRCC Shareholders

"Takeovers Code"                      the Hong Kong Code on Takeovers and
                                      Mergers

"US$"                                 United States dollars, the lawful
                                      currency of the United States of America

"ZRCC" Sinopec Zhenhai Refining & Chemical Company Limited, a joint stock limited company incorporated in the PRC with limited liability, the H shares of which are listed on the Hong Kong Stock Exchange

"ZRCC Articles"                       the articles of association of ZRCC

"ZRCC Board"                          the board of ZRCC Directors

"ZRCC Director(s)"                    director(s) of ZRCC

"ZRCC Domestic Share(s)"              state-owned shares of RMB1.00 each in
                                      the share capital of ZRCC

"ZRCC Group"                          ZRCC and its subsidiaries

"ZRCC H Shareholder(s)"               registered holder(s) of ZRCC H Shares

"ZRCC H Share(s)"                     H share(s) of RMB1.00 each in the share
                                      capital of ZRCC which are listed on the
                                      Hong Kong Stock Exchange

"ZRCC Listing"                        the listing of ZRCC H Shares on the Hong
                                      Kong Stock Exchange

"ZRCC Shareholders"                   ZRCC H Shareholders and Sinopec Corp.

"ZRCC Shares"                         ZRCC Domestic Shares and ZRCC H Shares

      Unless otherwise specified, amounts denominated in RMB have been translated into HK$ at the exchange rate of RMB1.06 to HK$1.00. No representation is made that the HK$ amounts could have been or could be converted into RMB at such rate or at other rate or at all.

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                         LETTER FROM THE BOARD OF ZRCC
-------------------------------------------------------------------------------

                             [GRAPHIC OMITTED](R)
                               [GRAPHIC OMITTED]
              SINOPEC ZHENHAI REFINING & CHEMICAL COMPANY LIMITED
              (a joint stock limited company incorporated in the
                          People's Republic of China)
                               (Stock code: 1128)

Executive ZRCC Directors                         Legal Address:
Mr. Sun Weijun                                   Zhenhai District,
Mr. Zhan Juping                                  Ningbo Municipality
Mr. Xu Liqiao                                    Zhejiang Province,
Mr. Sun Jianli                                   the Peoples' Republic of China
Mr. Yu Renming                                   Postcode: 315 207

Non-executive ZRCC Directors:
Ms. Wang Lisheng
Mr. Hu Weiqing

Independent non-executive ZRCC Directors:
Mr. Sun Yongsen
Mr. Cen Kefa
Mr. Li Linghong
Ms. Qiu Yun

                                                 28 November, 2005

To the ZRCC Shareholders

Dear Sir or Madam,

                         Proposed Privatisation of ZRCC
                    by Sinopec Corp. through Ningbo Yonglian
                     by way of merger by absorption of ZRCC
                    under Article 184 of the PRC Company Law
             at the cancellation price of HK$10.60 per ZRCC H Share
                                      and
                   Amendment of ZRCC Articles of Association

INTRODUCTION

      On 12 November, 2005, the Ningbo Yonglian Board and the ZRCC Board respectively approved and Ningbo Yonglian and ZRCC entered into the Merger Agreement. The Merger Agreement provides for the merger by absorption of ZRCC with and into Ningbo Yonglian under Article 184 of the PRC Company Law at the cancellation price of HK$10.60 per ZRCC H Share, with Ningbo Yonglian as the surviving company.

-------------------------------------------------------------------------------
                         LETTER FROM THE BOARD OF ZRCC
-------------------------------------------------------------------------------

      Ningbo Yonglian was incorporated in the PRC for the purposes of the Proposal and Merger and is wholly owned by Sinopec Corp.. Sinopec Corp. is a joint stock company incorporated in the PRC with limited liability, and is owned as to approximately 67.9% by CPC, which is a PRC state-owned enterprise, approximately 9.5% by shareholders of domestic non-public shares of Sinopec Corp. (other than CPC), approximately 3.2% by public shareholders of A shares of Sinopec Corp. and approximately 19.4% by public shareholders of H shares of Sinopec Corp. Sinopec Corp. is the controlling shareholder of ZRCC, being interested in approximately 71.3% of the issued share capital of ZRCC (representing 100% of the ZRCC Domestic Shares). A chart showing the shareholding structure of Sinopec Corp., Ningbo Yonglian and ZRCC is set out below:

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]




      The Merger cannot be completed unless the Merger is, amongst others, approved by ZRCC Shareholders.

      On the Delisting Date, the ZRCC Listing will be withdrawn from the Hong Kong Stock Exchange. Sinopec Corp. and Ningbo Yonglian have no intention to make significant changes to the existing businesses of ZRCC upon completion of the Merger.

      For the purposes of the Proposal, the shareholdings of ZRCC as at the Latest Practicable Date are set out below in the section of this letter headed "Shareholding Structure of ZRCC."

      Sinopec Corp. and parties acting in concert with Sinopec Corp. will count towards the quorum but they will not be eligible to vote in their capacity as ZRCC Shareholders at the Special General Meeting of the Independent ZRCC Shareholders, as required under Rule 2.10 of the Takeovers Code.

      ZRCC has appointed Lehman Brothers as its financial adviser in connection with the Proposal.

      The Independent Board Committee comprises Ms. Qiu Yun, Messrs. Sun Yongsen, Cen Kefa and Li Linghong. The two non-executive ZRCC Directors, namely Ms. Wang Lisheng and Mr. Hu Weiqing, also hold positions at Sinopec Corp. and, as such, they are not considered to be independent under the Takeovers Code for the purpose of advising the Independent ZRCC Shareholders on the Proposal and the Merger. As a result, Ms. Qiu Yun, Messrs. Sun Yongsen, Cen Kefa and Li Linghong, the independent non-executive ZRCC Directors, who have no interest in the Proposal and the Merger, have been appointed as members of the Independent Board Committee to advise the Independent ZRCC Shareholders on the Proposal.

      The Independent Board Committee has approved the appointment of Rothschild as the independent financial adviser to the Independent Board Committee pursuant to Rule 2.1 of the Takeovers Code in connection with the Proposal.

      The purpose of this document is to provide you with further information regarding the Proposal and the Merger and the Proposed Amendment and to give you notices of the Special General Meetings. Your attention is also drawn to the letter from the Independent Board Committee, the letter from Rothschild, and the sections on "Additional Information regarding the Merger" and "Certain Provisions of the Merger Agreement", all of which form part of this document.

-------------------------------------------------------------------------------
                         LETTER FROM THE BOARD OF ZRCC
-------------------------------------------------------------------------------

SUMMARY OF THE PROPOSAL

General

      It is proposed that, subject to the Conditions being fulfilled or, where applicable, waived, the Proposal will be implemented by way of merger by absorption.

      The Proposal is made pursuant to and in accordance with Article 184 of the PRC Company Law.

      Pursuant to the Proposal, Ningbo Yonglian will (i) pay the Cancellation Price per ZRCC H Share in cash to the ZRCC H Shareholders for the cancellation of all ZRCC H Shares and (ii) issue RMB1,800,000,000 of new registered capital of Ningbo Yonglian to Sinopec Corp. (representing an amount equal to approximately 71.3% of the total registered capital of ZRCC), being the sole holder of all the ZRCC Domestic Shares. The Cancellation Price represents a premium of approximately 12.2% over the closing price of HK$9.45 per ZRCC H Share as quoted on Hong Kong Stock Exchange on 2 November, 2005 (being the last date of trading prior to the suspension of trading in the ZRCC H Shares pending the issue of the Announcement).

      Under the Merger Agreement, on the date of de-registration of ZRCC which will take place after the fulfilment (or waiver, as applicable) of all the Conditions, (i) ZRCC will be merged into Ningbo Yonglian and will cease to exist as a separate legal entity, with Ningbo Yonglian as the surviving corporation; and (ii) the assets and liabilities (together with the rights and obligations attached to such assets) and the employees of ZRCC will be assumed by Ningbo Yonglian. This "merger by absorption" is provided for under the PRC Company Law and the ZRCC Articles.

Arrangements for Dissenting Shareholders

      According to the ZRCC Articles, any ZRCC Shareholder who disapproves the Merger may request ZRCC and/or other ZRCC Shareholders who have voted for the Proposal to purchase its Dissenting ZRCC Shares at a "fair price".

      The Merger Agreement provides that if any such dissenting ZRCC Shareholder elects to request ZRCC or other ZRCC Shareholders who have voted for the Proposal to purchase its Dissenting ZRCC Shares at a "fair price", Ningbo Yonglian or its successor shall, at the request of ZRCC or such ZRCC Shareholders, assume any obligations which ZRCC and/or such ZRCC Shareholders who have received such a request may have towards the Dissenting ZRCC Shareholder.

      ZRCC Shareholders who have voted for the Merger and have received the relevant demand from Dissenting ZRCC Shareholders may at any time after receiving such demand send a notice (by fax or by mail) to Ningbo Yonglian at the following address: Secretary of Ningbo Yonglian, A6 Huixindong Street, Chaoyang District, Beijing, the PRC; Facsimile: (8610) 64990477. This will ensure that Ningbo Yonglian can assume all obligations that are owed by the ZRCC Shareholders who have approved the Merger to the Dissenting ZRCC Shareholders in a timely manner, and pursuant to the Merger Agreement, the ZRCC Shareholders will be released from their obligations towards the Dissenting ZRCC Shareholders after completing the above notification procedure.

      Given that the ZRCC Articles and the Merger Agreement do not provide for a time limit for the Dissenting ZRCC Shareholders to assert their right of requesting ZRCC and/or other ZRCC Shareholders to purchase the Dissenting ZRCC Shares held by the Dissenting ZRCC Shareholders, no time limit has been set for the above notification procedure. The Dissenting ZRCC Shareholders may make their claim in any manner they see fit.

      The provisions regarding the right of shareholders opposing the Proposal to be bought out at a "fair price" are contained only in the articles of association of PRC companies with shares listed on overseas markets and are not otherwise stipulated in any PRC law or regulations. There is no administrative guidance on the substantive as well as procedural rules as to how the "fair price" will be determined. Thus, no assurance can be given as to how long the process will take.

Notification of Creditors

      ZRCC is also required by the PRC Company Law and the ZRCC Articles to notify their creditors of the Proposal. ZRCC's creditors may require ZRCC to pay off their indebtedness or provide a satisfactory guarantee for such indebtedness. Under the PRC Company Law and the ZRCC Articles, if ZRCC fails to so pay or guarantee such indebtedness, the Proposal may not proceed. If the shareholders of ZRCC and Ningbo Yonglian approve the Merger, ZRCC and Ningbo Yonglian will each publish an announcement on the day immediately after the Special General Meetings, giving notice to their respective creditors of the Proposal. If any creditor requests repayment of the indebtedness owed by ZRCC or Ningbo Yonglian (as appropriate) or requests for any guarantee in relation to such indebtedness, such request will have to be made within a 45-day period (provided that ZRCC Shareholders approve the Proposed Amendment at the Special General Meeting) from the date of such announcement. Upon the expiry of the relevant period specified in the above announcement, such creditor's right to claim against ZRCC or Ningbo Yonglian (as appropriate) shall lapse under PRC law.

Payment of Cancellation Price

      Payment of the Cancellation Price will be effected by way of cheque and implemented in full in accordance with the terms of the Proposal without regard to any lien, right of set-off, counterclaim or other analogous right which ZRCC may have or claim to have against any ZRCC Shareholder.

      After all the Conditions have been fulfilled (or waived, if applicable), the Merger will become unconditional. Upon all the Conditions specified in (i) to (vii) under the section headed "Certain Provisions of the Merger Agreement - Conditions to the Completion of the Merger" being fulfilled (or waived, as applicable), ZRCC will apply for the ZRCC Listing to be withdrawn. Payment of the Cancellation Price will be made to ZRCC H Shareholders (other than the Dissenting ZRCC Shareholders) as soon as possible but in any event no later than 10 days after all the Conditions have been fulfilled (or waived, as applicable). After payment of the Cancellation Price has been made to all the eligible ZRCC Shareholders, the relevant ZRCC H Shares shall be deemed as cancelled thereafter, and the share certificates for such ZRCC H Shares will thereafter cease to have effect as documents or evidence of title. The register of ZRCC H Shareholders will remain closed after the Record Time until ZRCC is de-registered. After all the Conditions have been fulfilled (or waived, if applicable), ZRCC will apply to the Ningbo SAIC for its de-registration. After the de-registration process of ZRCC is completed, ZRCC will cease to exist as a legal entity and all the ZRCC Shares will be legally cancelled.

Funding for the Proposal

      Sinopec Corp. and Ningbo Yonglian intend to finance the cash consideration of approximately HK$7,672 million required for the Proposal from existing banking facilities of Sinopec Corp. granted by Industrial and Commercial Bank of China and Bank of China and made available to Sinopec Corp. and its subsidiaries. CICC, being the financial adviser to Sinopec Corp., is satisfied that sufficient financial resources are available to Sinopec Corp. and Ningbo Yonglian for the satisfaction of Ningbo Yonglian's obligations under the Proposal. Under PRC law, an approval from SAFE as set out in the section headed "Certain Provisions of the Merger Agreement - Conditions to the Completion of the Merger" on page 62 of this document is required for exchanging RMB into foreign currencies to pay the Cancellation Price and other fees incurred in connection with the Merger. In-principle approvals from SAFE have been obtained by Sinopec Corp. and Ningbo Yonglian but Sinopec Corp. and Ningbo Yonglian will apply for the formal SAFE approval after the Proposal has been approved by the requisite votes of the ZRCC Shareholders at the Special General Meetings.

Regulatory Approval

      The Proposal requires approvals from the relevant PRC governmental or regulatory bodies (including approvals of, inter alia, SASAC, SAFE and the CSRC (if applicable)).

Conditions

      The implementation of the Proposal is subject to the Conditions being fulfilled (or waived, as applicable), a summary of the Conditions is set out in the section headed "Certain Provisions of the Merger Agreement - Conditions to the Completion of the Merger" on pages 61 to 63 of this document.

FINANCIAL EFFECTS OF THE PROPOSAL

Share Price

      The Cancellation Price represents:

      (i) a premium of approximately 12.2% over the closing price of HK$9.450 per ZRCC H Share, as quoted on the Hong Kong Stock Exchange on 2 November, 2005 (being the last traded price prior to the suspension of trading in the ZRCC H Shares pending the issue of the Announcement);

      (ii) a premium of approximately 17.5% over the average closing price of approximately HK$9.020 per ZRCC H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 5 trading days up to and including 2 November, 2005;

      (iii) a premium of approximately 22.9% over the average closing price of approximately HK$8.623 per ZRCC H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 1-month period up to and including 2 November, 2005;

      (iv) a premium of approximately 26.7% over the average closing price of approximately HK$8.369 per ZRCC H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 3-month period up to and including 2 November, 2005;

      (v) a premium of approximately 33.1% over the average closing price of approximately HK$7.965 per ZRCC H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 6-month period up to and including 2 November, 2005;

      (vi) a premium of approximately 29.9% over the average closing price of approximately HK$8.159 per ZRCC H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 12-month period up to and including 2 November, 2005; and

      (vii) a premium of approximately 3.9% over the closing price of HK$10.20 per ZRCC H Share, as quoted on the Hong Kong Stock Exchange on the Latest Practicable Date.

      The Cancellation Price was arrived at based on the principle of fairness after taking into consideration, among other things, prevailing and historical market prices of the ZRCC H Shares, the NAV per ZRCC H Share as at 31 December, 2004 and the unaudited NAV per ZRCC H Share as at 30 June, 2005. On 15 November, 2005, Sinopec Corp. announced that Sinopec Corp. and Ningbo Yonglian did not intend to increase the Cancellation Price and accordingly ZRCC Shareholders should note that the Cancellation Price is final.

Net Asset Value

      The Cancellation Price per ZRCC H Share represents a premium of approximately 148.8% to the NAV per ZRCC H Share of approximately HK$4.26 as at 31 December, 2004 (based on the figures in the 2004 annual report of ZRCC) and a premium of approximately 133.0% to the unaudited NAV per ZRCC H Share of approximately HK$4.55 as at 30 June, 2005 (based on the figures in the 2005 interim report of ZRCC).

Earnings

      ZRCC's published audited profit attributable to the ZRCC Shareholders for the two years ended 31 December, 2004 and 31 December, 2003 prepared under IFRS was approximately RMB2,613 million (or HK$2,465 million) and RMB1,088 million (or HK$1,026 million) respectively, representing earnings per ZRCC Share of approximately RMB1.04 (or HK$0.98) and RMB0.43 (or HK$0.41) respectively.

      Based on ZRCC's unaudited interim report prepared in accordance with International Accounting Standard 34, ZRCC's published unaudited profit attributable to ZRCC Shareholders for the six months ended 30 June, 2005, was approximately RMB1,261 million (or HK$1,190 million). The earnings per ZRCC Share was approximately RMB0.50 (or HK$0.47).

Dividend Yield

      Based on the Cancellation Price and the dividends for the year ended 31 December, 2004, the dividend yield for the ZRCC Shares would be approximately 2.67%.

SHAREHOLDING STRUCTURE OF ZRCC

      As at the Latest Practicable Date, ZRCC had 2,523,754,468 ZRCC Shares in issue, with 1,800,000,000 ZRCC Domestic Shares and 723,754,468 ZRCC H Shares. Sinopec Corp. owned 1,800,000,000 ZRCC Domestic Shares, representing approximately 71.3% of the issued share capital of ZRCC, and ZRCC H Shareholders were interested in 723,754,468 ZRCC H Shares, representing approximately 28.7% of the issued share capital of ZRCC. The rights of the holders of ZRCC Domestic Shares and ZRCC H Shares rank pari passu to each others, including voting rights, the right to participate in the distribution of the assets of ZRCC in the event of termination or liquidation of ZRCC and the right to receive dividend payment, except that payment of dividend will be made in RMB to ZRCC Domestic Shareholders and in Hong Kong dollars to ZRCC H Shareholders.

      There was no movement in the share capital of ZRCC for the period between 31 December, 2004 and the Latest Practicable Date. There were no outstanding options, warrants or convertible securities issued by ZRCC.

      The table below sets out the shareholding structure of ZRCC as at the Latest Practicable Date:


                                                                           As at the Latest Practicable Date
                                                                                                        Percentage over the
                                                                                                        entire issued share
                                                                        Number of             Class of              capital
                                                                      ZRCC Shares          ZRCC Shares              of ZRCC
                                                                                                                        (%)

Sinopec Corp.                                                       1,800,000,000      Domestic Shares                 71.3
Ningbo Yonglian                                                                 0                    -                    0

Total number of ZRCC Shares held by Sinopec Corp.,                  1,800,000,000      Domestic Shares                 71.3
associates of Sinopec Corp. and parties acting in concert
with them
Independent ZRCC Shareholders (including 679,000 ZRCC H               723,754,468             H Shares                 28.7
Shares held by Lehman Brothers Finance S.A. and Lehman
Brothers (International) Europe, affiliates of Lehman
Brothers, for the purposes of hedging their positions
arising from derivatives transactions entered into by them)

Total number of ZRCC Shares                                         2,523,754,468                                       100
                                                                =================                                     =====

(i) Save as disclosed above, Sinopec Corp. does not own any ZRCC Shares and has not dealt for value in any ZRCC Shares during the Disclosure Period.

(ii) None of the ZRCC Directors or the Sinopec Corp. Directors had any interest in any ZRCC Shares or dealt for value in any ZRCC Shares during the Disclosure Period.

(iii) Save in relation to dealings for the account of non-discretionary clients by the brokerage division of a subsidiary of CICC, none of the parties acting in concert with Sinopec Corp., or parties which are presumed to be acting in concert with Sinopec Corp. under the Takeovers Code, owned or controlled any ZRCC Shares as at the Latest Practicable Date or had dealt for value in any ZRCC Shares during the Disclosure Period.

(iv) Save as disclosed above, no pension fund of any member of the Sinopec Corp. or any of its subsidiaries, or any professional adviser to ZRCC as specified in class (2) of the definition of associate in the Takeovers Code, owned or controlled any ZRCC Shares as at the Latest Practicable Date or has dealt for value in any ZRCC Shares either on a proprietary basis or on account of clients for whom they have discretionary management mandate during the period commencing from the date of the Announcement and ending on the Latest Practicable Date.

(v) No arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code existed between any person and Sinopec Corp. or ZRCC or any person acting in concert with Sinopec Corp. or any person who is an associate of Sinopec Corp. or of ZRCC by virtue of classes (1), (2), (3) or (4) of the definition of "associate" under the Takeovers Code during the period commencing from the date of the Announcement and ending on the Latest Practicable Date.

(vi) No interest in ZRCC H Shares was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with ZRCC during the period commencing from the date of the Announcement and ending on the Latest Practicable Date.

BACKGROUND TO AND REASONS FOR THE MERGER

      Your attention is drawn to the sections headed "Additional Information Regarding the Merger - Background of the Merger" and "- Strategic Reasons for the Merger" on pages 48 and 49 of this document.

INFORMATION RELATING TO ZRCC

      Your attention is also drawn to the section headed "Additional Information Regarding the Merger - Information on ZRCC" on pages 50 to 53 of this document.

FUTURE INTENTIONS OF SINOPEC CORP.

      Your attention is drawn to the section headed "Additional Information Regarding the Merger - Future Intentions of Sinopec Corp." on pages 54 to 55 of this document.

      The ZRCC Board believes that the business and employees of ZRCC would not be adversely affected in any material respects after the completion of the Merger.

AMENDMENT TO ZRCC ARTICLES

      Incidental to the promulgation of the new PRC Company Law on 27 October, 2005, which will become effective on 1 January, 2006, the statutory right of a creditor to claim against a company in a merger has been changed to lapse on the expiry of 45 days instead of 90 days from the date the company announces its merger after the merger is approved by its shareholders. ZRCC Directors believe it to be in the interest of the ZRCC to make the Proposed Amendment to reduce the relevant period provided in ZRCC Articles from 90 days to 45 days so as to bring them in line with the latest PRC Company Law to be in force on 1 January, 2006.

MEETINGS AND ACTION TO BE TAKEN BY THE INDEPENDENT SHAREHOLDERS AND THE SHAREHOLDERS

      As you will see from the notice of the Special General Meeting and the notice of the Special General Meeting of the Independent ZRCC Shareholders in Appendices III and IV to this document, the Special General Meetings will be held at 9:30 a.m. and 10:30 a.m., respectively, on Thursday, 12 January, 2006.

      As required under the PRC Company Law, the Merger requires the approval of not less than two-thirds of the ZRCC Shareholders attending the Special General Meeting. According to the PRC Company Law and the ZRCC Articles, Sinopec Corp. is eligible to vote in the Special General Meeting. Sinopec Corp. intends to vote for the Proposal in the Special General Meeting.

      In addition, under Rule 2.10 of the Takeovers Code, which is deemed to be applicable to the Proposal, the Merger also requires the approval of the Independent ZRCC Shareholders. The resolution of the Independent ZRCC Shareholders will be voted on by way of a poll and will only be considered to have been passed if (i) the Proposal is approved by at least 75% of the votes attaching to the ZRCC H Shares of the Independent ZRCC Shareholders that are cast by poll either in person or by proxy at the Special General Meeting of the Independent ZRCC Shareholders; and (ii) the number of votes cast against the resolution by poll at the Special General Meeting of the Independent ZRCC Shareholders is not more than 10% of the votes attaching to all the ZRCC H Shares held by all of the Independent ZRCC Shareholders (that is, not more than 72,375,446 ZRCC H Shares, based on 723,754,468 ZRCC H Shares issued and held by the Independent ZRCC Shareholders as at the Latest Practicable Date).

      Accordingly, both the Special General Meeting and the Special General Meeting of the Independent ZRCC Shareholders will be convened to consider, among other things, the Proposal and the Proposal will only proceed upon obtaining the requisite votes of shareholders in the respective Special General Meetings as described above. Sinopec Corp., and parties acting in concert with Sinopec Corp., will not be entitled to vote in the Special General Meeting of the Independent ZRCC Shareholders.

      Whether or not they are able to attend the Special General Meeting or the Special General Meeting of the Independent ZRCC Shareholders (where applicable) in person, the ZRCC Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Special General Meeting and the Independent ZRCC Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Special General Meeting of the Independent ZRCC Shareholders in accordance with the instructions respectively printed thereon and to return them to the office of the Registrar, on the 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, but in any case not later than the following respective times:

      (a) in the case of the pink form of proxy for use at the Special General Meeting, the ZRCC Shareholders are requested to deposit such form of proxy not later than 9:30 a.m. on Wednesday, 11 January, 2006; and

      (b) in the case of the white form of proxy for use at the Special General Meeting of the Independent ZRCC Shareholders, the Independent ZRCC Shareholders are requested to deposit such form of proxy not later than 10:30 a.m. on Wednesday, 11 January, 2006.

      The completion and return of a form of proxy for any of the Special General Meetings will not preclude you from attending and voting in person at the relevant Special General Meetings (or any adjournment thereof) if you so wish. In the event that you attend and vote at any of the Special General Meetings after having deposited the relevant form of proxy, that form of proxy will be deemed to have been revoked.

      For the purpose of determining the entitlements of the Independent ZRCC Shareholders to attend and vote at the Special General Meeting of the Independent ZRCC Shareholders and the ZRCC Shareholders to attend and vote at the Special General Meeting, the Registers will be closed from Monday, 12 December, 2005 to Thursday, 12 January, 2006 (both dates inclusive). During such period, no transfer of ZRCC Shares will be effected.

      Only holders of record of ZRCC Shares at 4:00 p.m. on Friday, 9 December, 2005 are entitled to vote at, the Special General Meetings. Each ZRCC Shareholder on the Registers at 4:00 p.m. on Friday, 9 December, 2005 is entitled to cast one vote per ZRCC Share on the Proposal in the Special General Meeting. Each Independent ZRCC Shareholder on the Registers at 4:00 p.m. on Friday, 9 December, 2005 is entitled to cast one vote per ZRCC H Share on the Proposal in the Special General Meeting of Independent ZRCC Shareholders.

      Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Merger will become effective on the Effective Date. Further announcements will be issued giving details of the results of the Special General Meetings and, if all the resolutions are duly passed at the Special General Meetings, the last day for dealing in the ZRCC H Shares, the Record Time, the Delisting Date and the proposed Effective Date.

      If the Proposal lapses on or before 31 December, 2006, the ZRCC H Shareholders will be notified accordingly by press announcement. Further announcements regarding the Proposal will be made as and when appropriate.

RECOMMENDATIONS

      Your attention is drawn to the recommendations of Rothschild to the Independent Board Committee in relation to the Proposal set out in its letter on pages 20 to 47 of this document and to the recommendations of the Independent Board Committee to the Independent ZRCC Shareholders in relation to the Proposal set out in their letter on pages 18 to 19 of this document.

      The ZRCC Board considers the Proposed Amendment to be in the interests of ZRCC and recommends that the ZRCC Shareholders approve the Proposed Amendment.

DEALINGS, ZRCC LISTING, REGISTRATION AND PAYMENT

      Your attention is drawn to the sections headed "Additional Information Regarding the Merger - Share Certificates, Dealings and Listing" and "- Registration and Payment" on pages 55 to 56 of this document.

FURTHER INFORMATION

      In considering what action to take in connection with the Proposal, you should consider your own tax position and, if you are in any doubt, you should consult your professional advisors.

      You are also urged to read carefully all the appendices to this document.


                                             Yours faithfully,
                                     For and on behalf of the board of
                            Sinopec Zhenhai Refining & Chemical Company Limited
                                               Mr. Sun Weijun
                                     Chairman of the board of Director

-------------------------------------------------------------------------------
                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE
-------------------------------------------------------------------------------
                              [GRAPHIC OMITTED](R)
                               [GRAPHIC OMITTED]
              SINOPEC ZHENHAI REFINING & CHEMICAL COMPANY LIMITED
              (a joint stock limited company incorporated in the
                          People's Republic of China)
                               (Stock code: 1128)

                                                             28 November, 2005

To the Independent ZRCC Shareholders

Dear Sir or Madam,

                         Proposed Privatisation of ZRCC
                    by Sinopec Corp. through Ningbo Yonglian
                     by way of merger by absorption of ZRCC
                    under Article 184 of the PRC Company Law
             at the cancellation price of HK$10.60 per ZRCC H Share

BACKGROUND

      Terms used in this letter have the same meanings as those defined in the document of which this letter forms part.

      On 12 November, 2005, Ningbo Yonglian and ZRCC entered into the Merger Agreement. The Merger Agreement provides for the Merger by absorption of ZRCC with and into Ningbo Yonglian, with Ningbo Yonglian as the surviving company. The Merger cannot be completed unless the Merger Agreement and the Merger are approved by ZRCC Shareholders. Details of the Proposal are set out in the section headed "Letter from the Board of ZRCC" on pages 6 to 17 of this document and in the sections headed "Additional Information Regarding the Merger" and "Certain Provisions of the Merger Agreement" on pages 48 to 67 of this document. Each of us is not interested in the Proposal and for the purpose of the Proposal, we have been appointed to form the Independent Board Committee to give a recommendation to the Independent ZRCC Shareholders as to how they should vote on the Proposal. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee in connection with the Proposal.

ADVICE FROM THE INDEPENDENT FINANCIAL ADVISER

      We have considered carefully the terms of the Proposal and the advice from Rothschild, including the principal factors and reasons as well as their recommendations. Your attention is drawn to the advice from Rothschild to the ZRCC Independent Board Committee set out in their letter of advice, which is reproduced on pages 20 to 47 of this document and to the "Letter from the Board of ZRCC", the sections headed "Additional Information Regarding the Merger" and "Certain Provisions of the Merger Agreement" and the appendices which form part of this document, in particular, the financial information set out in Appendix I.

      In deciding the course of action to take, the Independent ZRCC Shareholders should have regard to their own personal circumstances and, in so doing, they may have regard to the opinion of Rothschild.

RECOMMENDATIONS

      Having taken into account the terms of the Proposal and the terms of the Merger Agreement and the opinion of Rothschild mentioned above, we consider that the terms of the Proposal and the Merger Agreement are fair and reasonable in so far as the Independent ZRCC Shareholders are concerned. Accordingly, we recommend that the Independent ZRCC Shareholders vote in favour of the resolution in relation to the Proposal at the Special General Meetings.


                               Yours faithfully,
                              For and on behalf of
                        the Independent Board Committee


             Ms. Qiu Yun                             Mr. Sun Yongsen
      Independent Non-executive                Independent Non-executive
            ZRCC Director                             ZRCC Director




            Mr. Li Linghong                           Mr. Cen Kefa
      Independent Non-executive                Independent Non-executive
            ZRCC Director                             ZRCC Director

-------------------------------------------------------------------------------
                             LETTER FROM ROTHSCHILD
-------------------------------------------------------------------------------

      Set out below is the text of the letter from Rothschild to the Independent Board Committee prepared for inclusion in this document.

                                                          [GRAPHIC OMITTED]

28 November, 2005

To the Independent Board Committee of
 Sinopec Zhenhai Refining & Chemical Company Limited

Dear Sirs,

                         Proposed privatisation of ZRCC
                            through Ningbo Yonglian
                     by way of merger by absorption of ZRCC
                    under article 184 of the PRC Company Law
             at the Cancellation Price of HK$10.60 per ZRCC H Share

      We refer to our engagement to advise the Independent Board Committee with respect to the Proposal, details of which are contained in the privatisation document of ZRCC dated 28 November, 2005 (the "Document") of which this letter forms a part. Rothschild has been appointed as the independent financial adviser to advise the Independent Board Committee as to whether or not the terms of the Proposal are fair and reasonable so far as the Independent ZRCC Shareholders are concerned.

      The terms used in this letter shall have the same meanings as defined elsewhere in the Document unless the context otherwise requires.

      The ZRCC Board comprises 11 directors of whom five are executive directors, two are non-executive directors and four are independent non-executive directors. Ms. Qiu Yun, Messrs. Sun Yongsen, Cen Kefa and Li Linghong, the independent non-executive ZRCC Directors, who have no interest in the Proposal and the Merger, have been appointed as members of the Independent Board Committee to advise the Independent ZRCC Shareholders on the Proposal.














N M Rothschild & Sons (Hong Kong) Limited             Telephone +852 2525 5333
16th Floor, Alexandra House                            Facsimile+852 2868 1728
18 Chater Road, Central
Hong Kong SAR

-------------------------------------------------------------------------------
                             LETTER FROM ROTHSCHILD
-------------------------------------------------------------------------------
                                                             [GRAPHIC OMITTED]

      In formulating our recommendations, we have relied on the information and facts supplied to us by ZRCC and have assumed that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Document are fair and reasonable and have relied on them.

      In the Document, information relating to ZRCC is provided by the ZRCC Directors and information relating to Sinopec Corp. and Ningbo Yonglian is provided by the Sinopec Directors. We have been advised by the ZRCC Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate, incomplete or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the ZRCC Board. The ZRCC Directors (in respect of the information other than that relating to Sinopec Corp. and/or the Sinopec Directors and/or Ningbo Yonglian and/or Ningbo Yonglian Directors) and the Sinopec Directors (in respect of information other than that relating to ZRCC and/or the ZRCC Directors) have jointly and severally accepted full responsibility for the accuracy of the information contained in the Document and have confirmed, having made all reasonable enquiries, that, to the best of their knowledge and belief, opinions expressed in the Document have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement in the Document misleading. We believe that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of ZRCC or any of its subsidiaries or associated companies.

TERMS OF THE PROPOSAL

      For details of the terms of the Proposal, your attention is drawn to the section headed "Letter from the Board of ZRCC" in the Document. In summary, the Proposal involves the following principal steps:

      1. Ningbo Yonglian proposes to pay the Cancellation Price of HK$10.60 per ZRCC H Share in cash to all the ZRCC H Shareholders for the cancellation of all ZRCC H Shares. Sinopec Corp. announced on 15 November, 2005 that Sinopec Corp. and Ningbo Yonglian did not intend to increase the Cancellation Price, and as such, ZRCC H Shareholders should note that the Cancellation Price is final;

      2. Ningbo Yonglian proposes to issue RMB1,800,000,000 of its new registered capital, representing an amount equal to approximately 71.3% of the total registered capital of ZRCC to Sinopec Corp., being the sole holder of all the ZRCC Domestic Shares;

      3. On the date of de-registration of ZRCC from Ningbo SAIC, (i) ZRCC will be merged into Ningbo Yonglian and will cease to exist as a separate legal entity, with Ningbo Yonglian as the surviving corporation, and (ii) the assets and liabilities (together with the rights and obligations attached to such assets) and the employees of ZRCC will be assumed by Ningbo Yonglian;

      4. On the Delisting Date, the ZRCC Listing will be withdrawn from the Hong Kong Stock Exchange.

      The Merger will be implemented by way of merger by absorption in accordance with Article 184 of the PRC Company Law. According to the ZRCC Articles, any ZRCC Shareholder who disapproves the Merger may request ZRCC and/or other ZRCC Shareholders who have voted for the Proposal to purchase its Dissenting ZRCC Shares at a "fair price". The Merger Agreement provides that if any such dissenting ZRCC Shareholder elects to request ZRCC or other ZRCC Shareholders who have voted for the Proposal to purchase its Dissenting ZRCC Shares at a "fair price", Ningbo Yonglian or its successor shall, at the request of ZRCC or such ZRCC Shareholders, assume any obligations which ZRCC and/or such ZRCC Shareholders who have received such a request may have towards the Dissenting ZRCC Shareholder. With regard to the "fair price", ZRCC H Shareholders should note that there is no administrative guidance on the substantive as well as procedural rules under the PRC law and regulations as to how the "fair price" will be determined and thus, no assurance can be given as to how long the process will take.

      ZRCC is also required by the PRC Company Law and the ZRCC Articles to notify its creditors of the Proposal. ZRCC's creditors may require ZRCC to pay off their indebtedness or provide a satisfactory guarantee for such indebtedness. Under the PRC Company Law and the ZRCC Articles, if ZRCC fails to so pay or guarantee such indebtedness, the Proposal may not proceed.

      The Merger is conditional upon the fulfilment (unless waived, as applicable) of all of the Conditions as described in the section headed "Certain Provisions of the Merger Agreement - Conditions to the Completion of the Merger" in the Document on or before 31 December, 2006 (or such other date as ZRCC and Ningbo Yonglian may agree). Otherwise, the Merger will lapse. According to the Merger Agreement, 31 December, 2006 is the latest time by which all the Conditions for the Merger Agreement should be satisfied (or waived by mutual agreement, as appropriate). ZRCC Independent Shareholders should note that, as indicated in the section headed "Expected Timetable" in the Document, it is expected that all the Conditions would be satisfied by 14 April, 2006. As such, the long-stop date of 31 December, 2006 as set out in the Merger Agreement, should not affect the Independent ZRCC Shareholders' voting decisions at the Special General Meetings.

PRINCIPAL FACTORS AND REASONS

      In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1.    Background and rationale of the Merger

      ZRCC was incorporated as a joint stock limited company in accordance with the PRC Company Law on 28 June, 1994. ZRCC H Shares started trading on the Hong Kong Stock Exchange on 2 December, 1994.

      We noted that in connection with its initial public offering, Sinopec Corp. stated in its prospectus dated 13 October, 2000 that Sinopec Corp. and its subsidiaries may integrate their operations and capital structure by seeking to reduce over time, through purchase, exchange or other means, the portion of shares of their subsidiaries that are held by minority shareholders, including publicly held shares of their listed subsidiaries. ZRCC is one of the listed subsidiaries of Sinopec Corp. with Sinopec Corp. holding 1,800,000,000 ZRCC Domestic Shares, representing approximately 71.3% of the issued share capital of ZRCC as at the Latest Practicable Date. As at the Latest Practicable Date, the ZRCC H Shareholders were interested in 723,754,468 ZRCC H Shares, representing approximately 28.7% of the issued share capital of ZRCC. We consider that the Proposal is in line with Sinopec Corp.'s stated business strategy as mentioned above.

      ZRCC is principally engaged in the production and sale of petroleum products (including gasoline, diesel, kerosene, naphtha, liquefied petroleum gas, solvent oil and fuel oil), intermediate petrochemical products, asphalt, urea and petrochemical products such as aromatics (including benzene, toluene, orthoxylene and paraxylene) and polypropylene. ZRCC possesses oil refinery plants and facilities in the PRC with a scale of operation up to international standards and sells its products primarily in the PRC. It is also one of the 10 largest refineries in the Asia Pacific region. Sinopec Corp.'s principal operations include exploring for and developing, producing and trading crude oil and natural gas, processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products and producing, distributing and trading petrochemical products. At present, both ZRCC and Sinopec Corp. are engaged in the oil refining business with similar products and competing sales channels. As such, we concur with ZRCC that the Proposal and the Merger should:

(i) eliminate connected party transactions and intra-group competition between ZRCC and Sinopec Corp.;

(ii) reinforce the business value chain by becoming a part of an integrated operator with both crude oil exploration and production and sale of petrochemical and oil products to end-use customers;

(iii) improve the risk resistance ability of ZRCC as a result of reduction of exposure to price fluctuations from the upstream suppliers and downstream customers of its business value chain, through the vertical integration of ZRCC's oil refining business with the upstream crude oil and downstream petrochemical operations of Sinopec Corp., as well as improve the production, management and sales efficiency of ZRCC and Sinopec
      Corp.

      Sinopec Corp. and Ningbo Yonglian have no intention to make significant changes to the existing businesses of ZRCC upon completion of the Merger. Independent ZRCC Shareholders should note that the rationale and expected benefits discussed above in relation to the Merger would only be realised upon the completion of the Merger and the integration of the businesses of Sinopec Corp. and ZRCC and if the Merger were not effected, the ZRCC Directors intend to continue the existing businesses of ZRCC. As such, if the Merger were not effected, the expected benefits that could be enjoyed by ZRCC from the Merger would not actualise.

      We note in the section headed "Additional Information Regarding the Merger - Strategic Reasons for the Merger" in the Document, the decision of Sinopec Corp. to proceed with the Proposal and the Merger was made in accordance with its internal investment policy, assuming an average long-term refinery margin of approximately US$4.00 per barrel for Sinopec Corp. and an average long-term refinery margin of approximately US$6.00 per barrel for ZRCC. We note further that such assumption was made for the purpose of assessing Sinopec Corp.'s internal investment return and on the basis of the historical refinery margins of Sinopec Corp. and the difference of the refinery margins between ZRCC and Sinopec Corp. for the year ended 31 December, 2004. Given that this is an assumption used by Sinopec Corp. in connection with its investment decision, we have not considered this assumption or the basis for this assumption in formulating our opinion on the Proposal and the Merger, however, we have discussed in further details the historical financial performance of the ZRCC Group (including the historical refinery margins of ZRCC), please refer to paragraph 2(i) below.

      In view of the above and in particular, ZRCC's controlling shareholder's strategy to integrate their operations and capital structure, we are of the view that the Proposal offers an unique opportunity for ZRCC H Shareholders to realise their investments in ZRCC at a cash consideration which represents a premium over the prevailing market price of ZRCC H Shares and there is no assurance that the share price of the ZRCC H Shares will remain at the current level if the Proposal lapses.

2.    Valuation considerations

      In analysing the valuation of the ZRCC H Shares, we have taken into consideration the following principal factors: (i) historical financial performance of the ZRCC Group; (ii) future prospects of the ZRCC Group; and
(iii) analysis of the Cancellation Price.

      (i)   Historical financial performance of the ZRCC Group

            The following is a summary of the audited financial statements for the three years ended 31 December, 2004 and unaudited financial statements for the six months ended 30 June, 2004 and 2005 for ZRCC as extracted from the annual reports and interim reports of ZRCC.

                Table 1 - Consolidated income statements of ZRCC



                                                             Audited
                                                     Year ended 31 December
                                       2002                    2003                    2004
                              RMB'000       HK$'000     RMB'000     HK$'000    RMB'000      HK$'000

Net sales                     21,494,497  20,277,827  27,908,978  26,329,225  40,337,982   38,054,700
Gross profit                   2,010,113   1,896,333   2,280,319   2,151,244   4,369,395    4,122,071
Gross profit margin                  9.4%        9.4%        8.2%        8.2%       10.8%        10.8%

Other operating income            54,520      51,434      59,593      56,220      76,820       72,472
Selling and
administrative
expenses                        (498,348)   (470,140)   (511,645)   (482,684)   (531,995)    (501,882)
Other operating                  (54,123)    (51,059)    (40,178)    (37,904)   (100,008)     (94,347)
expenses
Net loss on                      (54,278)    (51,206)    (22,506)    (21,232)    (28,202)     (26,606)
disposal of
property, plant
and equipment
Employee                               0           0     (69,184)    (65,268)          0            0
reduction expenses
                             ------------  ----------  ----------  ----------  ----------  -----------

Operating profit               1,457,884   1,375,362   1,696,399   1,600,376   3,786,010    3,571,708
Operating profit                     6.8%       6.8%         6.1%        6.1%        9.4%         9.4%
margin

Net financing                    (74,650)    (70,425)    (81,907)    (77,271)    (73,653)     (69,484)
costs
Share of profits                   9,832       9,276      (4,898)     (4,620)     53,077       50,072
less (losses)
from associates
and jointly
controlled entity
                             ------------  ----------  ----------  ----------  ----------  -----------

Profit before tax              1,393,066   1,314,213   1,609,594   1,518,485   3,765,434    3,552,296
Income tax expense              (419,809)   (396,046)   (521,565)   (492,042) (1,152,075)  (1,086,863)
Minority interests                     0           0         (42)        (40)        (71)         (67)
                             ------------  ----------  ----------  ----------  ----------  -----------

Profit                           973,257     918,167   1,087,987   1,026,403   2,613,288    2,465,366
attributable to
equity holders of
the parent ("Net
profit")
                             ============  ==========  ==========  ==========  ==========  ===========
Net profit margin                    4.5%        4.5%       3.9%         3.9%        6.5%         6.5%

Earnings per ZRCC                RMB0.39     HK$0.37     RMB0.43     HK$0.41     RMB1.04      HK$0.98
Share
Dividends per                    RMB0.12     HK$0.11     RMB0.14     HK$0.13     RMB0.30      HK$0.28
ZRCC Share



TABLE 1 - CONTINUED


                                                 Unaudited
                                          Six months ended 30 June
                                       2004                      2005
                               RMB'000     HK$'000       RMB'000     HK$'000

Net sales                    18,580,125   17,528,420   24,992,827  23,578,139
Gross profit                  2,052,138    1,935,979    1,806,786   1,704,515
Gross profit margin                11.0%        11.0%         7.2%        7.2%

Other operating income           37,833       35,692       63,436      59,845
Selling and
administrative
expenses                       (221,604)    (209,060)    (253,086)   (238,760)
Other operating                 (45,978)     (43,376)     (32,715)    (30,863)
expenses
Net loss on                           0            0            0           0
disposal of
property, plant
and equipment
Employee                              0            0            0           0
reduction expenses
                             -----------  ----------   ----------  -----------

Operating profit              1,822,389    1,719,235    1,584,421   1,494,737
Operating profit                    9.8%         9.8%         6.3%        6.3%
margin

Net financing                   (42,309)     (39,914)     (29,789)    (28,103)
costs
Share of profits                 20,982       19,794       21,433      20,220
less (losses)
from associates
and jointly
controlled entity
                             -----------  ----------   ----------  -----------

Profit before tax             1,801,062    1,699,115    1,576,065   1,486,854
Income tax expense             (524,575)    (494,882)    (314,892)   (297,068)
Minority interests                  113          107          (25)        (24)
                             -----------  ----------   ----------  -----------

Profit                        1,276,600    1,204,340    1,261,148   1,189,762
attributable to
equity holders of
the parent ("Net
profit")
                            ===========   ==========  ===========  ===========
Net profit margin                   6.9%         6.9%         5.0%        5.0%

Earnings per ZRCC               RMB0.51      HK$0.48      RMB0.50     HK$0.47
Share
Dividends per                   RMB0.09      HK$0.08      RMB0.09     HK$0.08
ZRCC Share


Source: ZRCC's annual and interim reports.

Note: For illustrative purposes, an exchange rate of HK$1.00:RMB1.06 was used.

      (a) Analysis of net sales and gross profit margin

            ZRCC is principally engaged in the production and sale of petroleum products (including gasoline, diesel, kerosene, naphtha, liquefied petroleum gas, solvent oil and fuel oil), intermediate petrochemical products, asphalt, urea and petrochemical products such as aromatics (including benzene, toluene, orthoxylene and paraxylene) and polypropylene. The following table sets out a breakdown of the ZRCC Group's net sales for the three years ended 31 December, 2004 and the six months ended 30 June, 2004 and 2005.



                                                  Table 2 - Net sales breakdown


                                                   Year ended 31 December
                              2002                           2003                              2004
                 RMB'000      HK$'000        %     RMB'000     HK$'000      %       RMB'000    HK$'000        %
Gasoline         3,508,047   3,309,478   16.3%    4,815,426   4,542,855   17.3%    5,701,390   5,378,670    14.1%
Diesel           9,153,915   8,635,769   42.6%   11,380,343  10,736,174   40.8%   17,861,778  16,850,734    44.3%
Kerosene         1,974,748   1,862,970    9.2%    2,390,155   2,254,863    8.6%    3,140,235   2,962,486     7.8%
Paraxylene               0           0    0.0%      321,628     303,423    1.1%    2,046,850   1,930,991     5.1%
("PX")
Polypropylene            0           0    0.0%       63,245      59,665    0.2%    1,270,781   1,198,850     3.1%
("PP")
Others           6,857,787   6,469,610   31.9%    8,938,181   8,432,246   32.0%   10,316,948   9,732,969    25.6%
                ----------  ----------  ------  -----------  ----------  ------   ----------  ----------   ------
Total           21,494,497  20,277,827  100.0%   27,908,978  26,329,225  100.0%   40,337,932   8,054,700   100.0%
                ==========  ==========  ======  ===========  ==========  ======   ==========  ==========   ======


Table 2 - Continued

                             Six months ended 30 June
                                2004                           2005
                    RMB'000     HK$'000        %     RMB'000      HK$'000       %
Gasoline           2,391,251   2,255,897    12.9%   3,669,870   3,462,142    14.7%
Diesel             8,606,204   8,119,060    46.3%  10,316,731   9,732,765    41.3%
Kerosene           1,513,796   1,428,109     8.1%   2,043,521   1,927,850     8.2%
Paraxylene           921,691     869,520     5.0%   1,844,693   1,740,276     7.4%
("PX")
Polypropylene        452,644     427,023     2.4%     955,930     901,821     3.8%
("PP")
Others             4,694,539   4,428,811    25.3%   6,162,082   5,813,285    24.6%
                  ----------  ----------  -------  ----------  ----------   ------
Total             18,580,125  17,528,420   100.0%  24,992,827  23,578,139   100.0%
                  ==========  ==========  =======  ==========  ==========   ======



Source: ZRCC's annual and interim reports.
Note: For illustrative purposes, an exchange rate of HK$1.00:RMB1.06 was used.

            Net sales increased from approximately RMB21,494.5 million (equivalent to approximately HK$20,277.8 million) for the year ended 31 December, 2002 to approximately RMB40,338.0 million (equivalent to approximately HK$38,054.7 million) for the year ended 31 December, 2004 primarily as ZRCC increased its annual throughput from approximately 11.9 million tonnes in 2002 to approximately 16.1 million tonnes in 2004. For the six months ended 30 June, 2005, net sales reached approximately RMB24,992.8 million (equivalent to approximately HK$23,578.1 million) as ZRCC's throughput increased to approximately 8.5 million tonnes from approximately 8.1 million tonnes as compared to the corresponding period in 2004. The increase in net sales was also attributable to adjustments made to its product mix from the year ended 31 December, 2003 to capitalise on the increase in prices of petroleum products, which was driven by increased demand in the PRC, with the timely completion of a 450,000 tonnes per annum ("tpa") PX unit in 2003 which was subsequently increased by a further 200,000 tpa in 2004.

         Notwithstanding the increase in net sales, gross profit margin declined from approximately 9.4% for the year ended 31 December, 2002 to approximately 8.2% for the year ended 31 December, 2003 but increased to approximately 10.8% for the year ended 31 December, 2004. Gross profit margin for the six months ended 30 June, 2005 was approximately 7.2%. Based on our discussion with the management of ZRCC and our analysis of the price movements in the average international Brent crude oil and ZRCC's products in Table 3 below, we concur with the management's view that the decline in gross profit margin was primarily due to the increase in the cost of its feedstock resulting from the increase in international crude oil prices exceeding the increase in its product prices, as adjustments to the prices of gasoline and diesel, the two largest products of ZRCC in terms of sales, are regulated and determined by the PRC Government. The increase in gross profit margin for the year ended 31 December, 2004 was primarily attributable to higher gross profit margin generated from the sale of petroleum products such as PX which has offset the decline in gross profit margin generated from the sales of gasoline and diesel. The table below sets out the average international Brent crude oil price and the average gasoline and diesel sales price of ZRCC, as well as the refinery margins of ZRCC for the three years ended 31 December, 2004 and the six months ended 30 June, 2004 and 2005. As noted from the table below, the increase in ZRCC's sales price of gasoline and diesel from the year 2004 was not adequate to compensate for the increase in international crude oil price and as a result, the refinery margin of ZRCC reduced from approximately US$5.84 per barrel for the year ended 31 December, 2004 to approximately US$4.91 per barrel for the six months ended 30 June, 2005.


                   Table 3 - Average international Brent crude oil and ZRCC's product prices

                                                2002             2003              2004            1H2004            1H2005

Average international Brent              US$25.1 per      US$28.5 per       US$38.0 per       US$33.3 per       US$50.2 per
  crude oil price(1)                          barrel           barrel            barrel            barrel            barrel
                                      (equivalent to   (equivalent to    (equivalent to    (equivalent to    (equivalent to
                                            RMB208.3         RMB236.6          RMB315.4          RMB276.4          RMB416.7
                                       per barrel or    per barrel or     per barrel or     per barrel or     per barrel or
                                          RMB1,520.6       RMB1,727.2        RMB2,302.4        RMB2,017.7        RMB3,041.9
                                          per tonne)       per tonne)        per tonne)        per tonne)        per tonne)

% increase from prior year/period                  -            13.5%             33.3%                 -             50.8%

ZRCC's average gasoline sales             RMB2,051.5       RMB2,336.5        RMB2,689.3        RMB2,470.3        RMB3,158.2
price(2)                                   per tonne        per tonne         per tonne         per tonne         per tonne

% increase from prior year/period                  -            13.9%             15.1%                 -             27.8%

ZRCC's average diesel sales               RMB1,977.1       RMB2,245.5        RMB2,740.4        RMB2,571.3        RMB3,087.0
price(2)                                   per tonne        per tonne         per tonne         per tonne         per tonne

% increase from prior year/period                  -            13.6%             22.0%                 -             20.1%

Refinery margin(3)                       US$4.50 per      US$4.88 per       US$5.84 per       US$5.75 per       US$4.91 per
                                              barrel           barrel            barrel            barrel            barrel
                                      (equivalent to   (equivalent to    (equivalent to    (equivalent to    (equivalent to
                                            RMB37.35         RMB40.50          RMB48.47          RMB47.73          RMB40.75
                                         per barrel)      per barrel)       per barrel)       per barrel)       per barrel)

% increase from prior year/period                  -             8.4%             19.7%                 -           (14.6%)


Source: ZRCC's annual and interim reports and Bloomberg.


Notes:

(1)   There are approximately 7.3 barrels of Brent crude oil in a tonne.

(2) This price excludes consumption tax and surcharges.

(3) Refinery margin of ZRCC for all its products.

(4) For illustrative purposes, an exchange rate of US$1.00:RMB8.3 was used.

      (b) Analysis of operating profit and net profit

            Operating profit increased from approximately RMB1,457.9 million (equivalent to approximately HK$1,375.4 million) for the year ended 31 December, 2002 to approximately RMB3,786.0 million (equivalent to approximately HK$3,571.7 million) for the year ended 31 December, 2004 primarily due to increase in gross profit and cost control measures (including streamlining of management structure) implemented by ZRCC. In 2003, ZRCC incurred approximately RMB69.2 million (equivalent to approximately HK$65.3 million) of employee reduction expenses as a result of the voluntary resignation of approximately 870 employees (2002 and 2004: Nil). Operating profit for the six months ended 30 June, 2005 was approximately RMB1,584.4 million, (equivalent to approximately HK$1,494.7 million) representing a decrease of approximately 13.1% from the corresponding period in 2004, which was mainly attributable to the decrease in gross profit of approximately 12.0%.

            The fluctuation of operating profit margin from approximately 6.8% for the year ended 31 December, 2002 to approximately 6.3% for the six months ended 30 June, 2005 was generally in line with the fluctuation in gross profit margin over the corresponding period. The fluctuation of operating profit margin was also attributable to the reduction in selling and administrative expenses as a percentage of net sales due to implementation of cost control measures.

            Net profit increased from approximately RMB973.3 million (equivalent to approximately HK$918.2 million) for the year ended 31 December, 2002 to approximately RMB2,613.3 million (equivalent to approximately HK$2,465.4 million) for the year ended 31 December, 2004, primarily due to the increase in operating profit but slightly reduced by the increase in tax expense due to higher taxable income over the period, as well as higher net financing expenses in 2003 when capitalisation of interest expenses on long-term borrowings ceased upon completion of construction of the fixed assets. Net profit for the six months ended 30 June, 2005 was approximately RMB1,261.1 million (equivalent to approximately HK$1,189.8 million) which represented a decrease of approximately 1.2% from the corresponding period in 2004 primarily as a result of the decrease in operating profit but slightly increased by the decline in net financing cost as a result of the repayment of the principal amounts of outstanding borrowings, as well as the reduction in tax expense due to the lower taxable income for the period.

            The decline in net profit margin from approximately 4.5% for the year ended 31 December, 2002 to approximately 3.9% for the year ended 31 December, 2003 was in line with the reduction in operating profit margin while the increase in net profit margin to approximately 6.5% for the year ended 31 December, 2004 was primarily due to the increase in operating profit margin of approximately 3.3% but slightly reduced by the increase in tax expense as a percentage of net sales of approximately 1.0%. For the six months ended 30 June, 2005, net profit margin decreased from approximately 6.9% to approximately 5.0% as compared to the corresponding period in 2004 as the decrease in net financing costs and income tax expense has offset the decline in operating profit margin of approximately 3.5% over the period.

            We note from our review of the historical financial performance of ZRCC that ZRCC is subject to significant raw material price sensitivity. As is evident from the historical financial performance of ZRCC, movements in the raw materials prices have a significant impact on the gross margins of ZRCC. Given that the sales prices of ZRCC's top two products, namely gasoline and diesel, are regulated and determined by the PRC Government, ZRCC was not able to pass on some of the incremental raw material cost to its customers by raising its sales price. Refinery margin reduced from approximately US$5.84 per barrel for the year ended 31 December, 2004 to approximately US$4.91 per barrel for the six months ended 30 June, 2005, when the adjustments made by the PRC Government to the domestic sales prices for gasoline and diesel were less than the corresponding increase in international crude oil price.

      (ii)  Future prospects of the ZRCC Group

            In spite of the marked increase in oil prices in the recent past, global refining margins have seen a period of considerable growth with the last twelve months being one of the best for the sector. Robust product demand growth, particularly from the large developing nations, following a period of industry under investment in refinery capacity has lead to a tightened supply and demand balance and historically high capacity utilisation rates. The extent to which further margin increases are possible remains unclear but there is a consensus that high margins will remain in the short-term at least before their return to a normalised level as new capacity catches up with demand growth.

            Within the PRC, domestic petroleum product price restrictions have meant producers have been less able to pass input price increases on to customers. Continued high oil prices without increases in domestic product prices will negatively impact company profitability. We note that there have been ongoing discussions in the market that the PRC Government is closely monitoring the situation of widening gap between domestic and international product prices. However, the PRC Government has yet to announce any definitive measures in relation to this. Further domestic product price increases and/or government subsidies, to the extent available, to compensate PRC refiners for product price controls, will have an impact on ZRCC's financial performance, the quantum of which could not be ascertained at the current moment. In addition, ZRCC's high level of efficiency and low cash operating costs are positive factors but the low level of vertical integration leave it exposed to oil price movements. As mentioned in ZRCC's interim report for the six months ended 30 June, 2005, ZRCC's processing capacity was approximately 18.5 million tpa and ZRCC has plans to upgrade and increase its capacity to approximately 20 million tpa by the end of 2006. We understand from our discussion with the management of ZRCC that ZRCC has no other plans to increase its capacity significantly beyond that level.

            In the longer-term, (a) domestic price liberalisation, (b) expected strong product demand, and (c) potential RMB currency appreciation would be expected to have an impact on ZRCC's future performance.

      (iii) Analysis of the Cancellation Price

            The Cancellation Price values the entire issued share capital of ZRCC at approximately HK$26,751.80 million and the 723,754,468 ZRCC H Shares held by the ZRCC H Shareholders as at the Latest Practicable Date at approximately HK$7,671.80 million. The Cancellation Price of HK$10.60 per ZRCC H Share represents:

            o a premium of approximately 3.9% over the closing price of HK$10.20 per ZRCC H Share as quoted on the Hong Kong Stock Exchange as at the Latest Practicable Date;

            o a premium of approximately 12.2% over the closing price of HK$9.45 per ZRCC H Share as quoted on the Hong Kong Stock Exchange on 2 November, 2005 (being the last trading day of the ZRCC H Shares prior to the issue of the Announcement);

            o a premium of approximately 17.5% over the average closing price of approximately HK$9.02 per ZRCC H Share as quoted on the Hong Kong Stock Exchange over the last five trading days up to and including 2 November, 2005;

            o a premium of approximately 22.9% over the average closing price of approximately HK$8.62 per ZRCC H Share as quoted on the Hong Kong Stock Exchange over the 1-month period up to and including 2 November, 2005;

            o a premium of approximately 26.7% over the average closing price of approximately HK$8.37 per ZRCC H Share as quoted on the Hong Kong Stock Exchange over the 3-month period up to and including 2 November, 2005;

            o a premium of approximately 33.1% over the average closing price of approximately HK$7.97 per ZRCC H Share as quoted on the Hong Kong Stock Exchange over the 6-month period up to and including 2 November, 2005;

            o a premium of approximately 29.9% over the average closing price of approximately HK$8.16 per ZRCC H Share as quoted as the Hong Kong Stock Exchange over the 12-month period up to and including 2 November, 2005;

            o     an implied price earnings ratio ("PER") of approximately
                  10.8 times the basic earnings per ZRCC Share of RMB1.04 (equivalent to approximately HK$0.98) for the financial year ended 31 December, 2004;

            o an implied enterprise value ("EV")/earnings before interest, tax, depreciation and amortisation expenses ("EBITDA") multiple of approximately 5.6 times for the year ended 31 December, 2004;

            o     an implied price to NAV ("P/NAV") multiple of approximately
                  2.5 times the NAV per ZRCC Share as at 31 December, 2004 of approximately RMB4.52 (equivalent to approximately HK$4.26); and

            o an implied dividend yield of approximately 2.7%, based on the dividend per ZRCC Share of RMB0.30 (equivalent to approximately HK$0.28) for the year ended 31 December, 2004.

            Basis of our analysis

                  We have analysed the Cancellation Price in this section by reviewing: (a) the historical share price performance of ZRCC H Shares; (b) the historical trading multiples of ZRCC H Shares and the multiples implied by the Cancellation Price; (c) the trading multiples of companies comparable to ZRCC ("Comparable Companies") and recent comparable transactions; and (d) recent relevant privatisations completed in Hong Kong.

                  (a)   Historical share price performance of ZRCC H Shares

                        The graph below illustrates the daily closing prices
                  and trading volume of ZRCC H Shares for the period since 2 December, 1994 (the date when ZRCC H Shares were first listed on the Hong Kong Stock Exchange) and up to and including the Latest Practicable Date:

             Chart 4 - Performance of ZRCC H Share price and trading volume since 2 December, 1994

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
















Source: Bloomberg.

                        As illustrated in the chart above, the price of ZRCC H
                  Shares has increased significantly since October 2002 and reached its highest closing price of HK$9.90 on 8 April, 2004. The ZRCC H Shares traded close to historical highs prior to the Announcement. Independent ZRCC Shareholders should note that the ZRCC H Shares have never traded at or above the Cancellation Price since it was first listed on the Hong Kong Stock Exchange on 2 December, 1994. Although the historical ZRCC H Share price performance does not necessarily reflect the future price of the ZRCC H Shares, it is nevertheless useful to indirectly compare the Cancellation Price with past share price performance. Therefore, in light of the historical share price performance since 2 December, 1994, we will focus our analysis on the period starting from 2 October, 2002 and up to and including the Latest Practicable Date.

       Chart 5 - Performance of ZRCC H Share price since 2 October, 2002


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]











                  Source: Bloomberg.


                        The table below is a summary of the highest and lowest
                  traded prices, the highest and lowest closing prices, the average closing prices of the ZRCC H Shares and the total number of trading days which the closing prices of the ZRCC H Shares were above the Cancellation Price during the one-year period from 3 November, 2004 to 2 November, 2005, both days inclusive (the "One-Year Period"), and for the three-year period from 3 November, 2002 to 2 November, 2005, both days inclusive (the "Three-Year Period"):

                         Table 6 - Trading performance


                                                             One-Year Period           Three-Year Period

                  Highest traded price                               HK$9.85                     HK$9.95
                  Lowest traded price                                HK$6.50                     HK$1.61
                  Highest closing price                              HK$9.80                     HK$9.90
                  Lowest closing price                               HK$6.60                     HK$1.63
                  Average closing price                              HK$8.16                     HK$6.13
                  Number of days closed above the                     0 days                      0 days
                  Cancellation Price
                  Total number of trading days                      249 days                    744 days


                  Source: Bloomberg.


                           As illustrated in Chart 5 and Table 6 above, ZRCC H
                  Shares have never traded at or above the Cancellation Price between 2 October, 2002 and up to and including 2 November, 2005, being the last trading day of the ZRCC H Shares prior to the issue of the Announcement. The Cancellation Price of HK$10.60 is approximately 7.1% higher than the highest closing price of HK$9.90 per ZRCC H Share achieved on 8 April, 2004 during the Three-Year Period and approximately 8.2% higher than the highest closing price of HK$9.80 per ZRCC H Share achieved on 1 March, 2005 during the One-Year Period.

                        In addition, we have also compared the closing share
                  price performance of ZRCC H Shares against the Hang Seng Index (the "HSI") and the Hang Seng China Enterprises Index(1) (the "HSCEI") for the same period. We have used the HSI and the HSCEI in our comparison as they are commonly used indicators of the general stock market trend in Hong Kong and the trend of H-share companies listed in Hong Kong respectively:

                    Chart 7 - ZRCC H Share price performance
                       relative to the HSI and the HSCEI



                       [GRAPHIC OMITTED][GRAPHIC OMITTED]



                  Source: Bloomberg.


                        As demonstrated in Chart 7 above, the ZRCC H Shares
                  have outperformed the HSI and the HSCEI over the Three-Year Period. The graph implied that an investment in ZRCC H Shares on 2 October, 2002 would have achieved a better return than the average return on investments in the HSI and the HSCEI constituent companies.


(1) ZRCC is a member of the HSCEI and represents approximately 1.2% of the index as at the Latest Practicable Date.


                  (b)   Historical trading multiples of ZRCC H Shares

                        The graph below shows the PER of ZRCC H Shares for the
                  period starting from 2 October, 2002 and up to and including the Latest Practicable Date, the average PER of ZRCC H Shares for the same period and the PER implied by the Cancellation
                  Price:

                           Chart 8 - PER performance


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]



                        Sources: ZRCC's annual reports and Bloomberg.

                        Based on ZRCC's 2004 earnings per ZRCC Share of RMB1.04
                  (equivalent to approximately HK$0.98), the PER implied by the Cancellation Price of 10.8 times is approximately 42.1% higher than the 3-year average of approximately 7.6 times and approximately 38.5% higher than the 1-year average of approximately 7.8 times. The highest historical PER of approximately 15.8 times was achieved for three days during the period under review on 24, 29 and 31 December, 2003 respectively.

            (c) Trading multiples of Comparable Companies and recent comparable transactions

                  In selecting the Comparable Companies, we have taken into
            account their primary business focus, the geographic markets in which they operate, their respective sizes in terms of market capitalisation, and their profit margins. Based on our review, we noted that there are currently no pure refinery companies listed on the Hong Kong Stock Exchange. As such, we have expanded our scope and reviewed all the refinery and petrochemical companies listed in Hong Kong and with a primary market focus on the PRC, where petroleum products and other refinery related intermediate petrochemical product sales form a substantial part of total revenues. In addition, given the specific dynamics of the PRC petroleum product market, we have separately considered other companies using the same criteria but which have a market focus in the rest of Asia outside of the PRC.

                  Any companies with a current market capitalisation of over
            US$20 billion have been excluded on the basis that very large companies within the sector tend to attract additional economies of scale which are reflected in their market valuations. We have not considered any US, European or Japanese companies within our analysis as these companies operate in different markets that have different underlying business dynamics.

                  The common valuation methodologies relevant to the refining sector consist of earnings based (namely, EV/EBITDA and PER) and asset based (namely, P/NAV) methodologies. During different points in the business cycle certain methodologies become more or less relevant. Given the current point in the cycle, we consider earnings based metrics to be of primary significance in appraising the Cancellation Price and have conducted our analysis accordingly. We have also considered asset based multiples for completeness.

                  Based on the above selection criteria, we set out in Table 9 below the relevant ratios for the selected Comparable Companies based upon their respective share prices as at the Latest Practicable Date and their latest published audited full year financial statements.


                                Table 9 - Analysis of Comparable Companies

Company                                           Listing                    Market   PER(2)(3)  EV(4)/EBITDA(5) P/NAV(2)(6)
                                                  place            capitalisation(1)
                                                                               HK$m          x                x           x

ZRCC (at Cancellation Price)                      Hong Kong                  26,752      10.8x             5.6x        2.5x

Hong Kong Stock Exchange listed comparable companies
Sinopec Shanghai Petrochemical Company            Hong Kong,                 23,463       6.3x             4.4x        1.4x
  Limited                                         Shanghai and
                                                  New York
Jilin Chemical Industrial Company Limited         Hong Kong,                 15,308       6.4x             5.4x        3.2x
  ("Jilin Chemical")                              Shanghai and
                                                  New York
Jilin Chemical (at offer price)                   Hong Kong,                 15,780       6.6x             5.5x        3.3x
                                                  Shanghai and
                                                  New York

Mean (excluding Jilin Chemical                                               19,386       6.3x             4.9x        2.3x
   (at offer price))
Median (excluding Jilin Chemical                                             19,386       6.3x             4.9x        2.3x
   (at offer price))

Other Asian listed comparable companies
Bharat Petroleum Corporation Limited              Mumbai                     21,676       8.3x             4.3x        1.7x
Hindustan Petroleum Corporation Limited           Mumbai                     18,629       8.6x             5.5x        1.3x
SK Corporation                                    Korea                      49,205       4.0x             5.4x        1.0x
S-Oil Corporation                                 Korea                      63,516       6.8x             6.9x        3.2x
Thai Oil Public Company Limited                   Bangkok                    25,335       8.4x             6.6x        2.5x
Singapore Petroleum Company Limited               Singapore                  11,039       8.2x             8.9x        2.5x
Formosa Petrochemical Corporation                 Taipei                    128,821      10.3x            10.6x        3.1x

Mean                                                                         45,460       7.8x             6.9x        2.2x
Median                                                                       25,335       8.3x             6.6x        2.5x


Sources: Bloomberg and annual reports of the Comparable Companies.

Notes:

(1) Market capitalisation is based on the closing price of a comparable company as quoted on the stock exchange and the total number of shares in issue on the Latest Practicable Date. For companies which have a H share listing in Hong Kong and also have an A share listing in the PRC, the market capitalisation is the sum of the H share market capitalisation based on the closing price of the H shares of a comparable company as quoted on the Hong Kong Stock Exchange and the total number of H shares in issue, and the A share market capitalisation based on the closing price of the A shares of the same comparable company as quoted on the relevant stock exchange in the PRC and the total number of A shares in issue on the Latest Practicable Date.

(2) Price refers to the market capitalisation based on the closing price of a comparable company as quoted on the stock exchange and the total number of shares in issue on the Latest Practicable Date. For companies which have a H share listing in Hong Kong and also have an A share listing in the PRC, the market capitalisation is the sum of the H share market capitalisation based on the closing price of the H shares of a comparable company as quoted on the Hong Kong Stock Exchange and the total number of H shares in issue, and the A share market capitalisation based on the closing price of the A shares of the same comparable company as quoted on the relevant stock exchange in the PRC and the total number of A shares in issue on the Latest Practicable Date.

(3) Earnings refer to net profit excluding extraordinary items as per the latest published audited full year financial statements of the relevant comparable company available on the Latest Practicable Date.

(4) Enterprise value ("EV") of a comparable company refers to the sum of its market capitalisation on the Latest Practicable Date and its net indebtedness as per its latest published audited full year financial statements available on the Latest Practicable Date.

(5) EBITDA refers to the earnings before interest, tax, depreciation and amortisation expenses as per the latest published audited full year financial statements of the relevant comparable company available on the Latest Practicable Date.

(6) NAV refers to net asset value as per the latest published audited full year financial statements of the relevant comparable company available on the Latest Practicable Date.

(7) For illustrative purposes, an exchange rate of HK$1.00:RMB1.06 was used for historical financial numbers whilst the prevailing exchange rate was used for closing share price.

                        The PER implied by the Cancellation Price is
                  approximately 10.8 times 2004 basic earnings per ZRCC H Share of RMB1.04 (equivalent to approximately HK$0.98). This is higher than both the Hong Kong Stock Exchange listed comparable companies and the other Asian listed comparable companies median PER of approximately 6.3 times and 8.3 times respectively.

                        The EV/EBITDA multiple implied by the Cancellation
                  Price of approximately 5.6 times ZRCC's 2004 EBITDA of approximately RMB4,862.1 million (equivalent to approximately HK$4,586.9 million) represents a premium over the mean of the Hong Kong Stock Exchange listed comparable companies of approximately 4.9 times as well as the median of the Hong Kong Stock Exchange listed comparable companies of approximately 4.9 times and is within the range of the other Asian listed comparable companies.

                        The P/NAV implied by the Cancellation Price to NAV is
                  approximately 2.5 times 2004 NAV per ZRCC H Share of RMB4.52 (equivalent to approximately HK$4.26) and is at a premium over the median of the Hong Kong Stock Exchange listed comparable companies of approximately 2.3 times and is the same as the median of the other Asian listed comparable companies of approximately 2.5 times.

                        Independent ZRCC Shareholders should note that
                  PetroChina Company Limited ("PetroChina") and Jilin Chemical (one of the Comparable Companies) made a joint announcement on 28 October, 2005 in respect of a possible voluntary conditional offer by Citigroup Global Markets Asia Limited on behalf of PetroChina to acquire all the outstanding H-shares of Jilin Chemical not already owned by PetroChina and parties acting in concert with it. It was also announced that upon the offer becoming unconditional in all respects, the listings of the H shares of Jilin Chemical on the Hong Kong Stock Exchange and the American depositary shares of Jilin Chemical on the New York Stock Exchange will be withdrawn and the trading in the A shares of Jilin Chemical on the Shenzhen Stock Exchange will cease. The multiples of Jilin Chemical (other than P/NAV) implied by the offer price are lower than the implied multiples of ZRCC (other than P/NAV) implied by the Cancellation Price.

                        In addition to the comparable company trading
                  multiples, we have also analysed the Cancellation Price with regard to other recent comparable transactions involving merger and acquisition activities of companies within the sector. In selecting these comparable transactions, we have considered transactions where the target was a listed company with a similar business focus and where the transaction was successfully completed in the last two years.


                                      Table 10 - Analysis of recent comparable transactions

                         Previous
                         listing                                           Transaction                  EV(4)/
Target                   place             Acquiror       Date effective      value(1)  PER(2)(3)    EBITDA(5)   P/NAV(2)(6)
                                                                                  HK$m          x            x            x

ZRCC                                       Sinopec Corp.  TBD                    7,314      10.8x         5.6x         2.5x
  (at Cancellation
   Price)

Comparable transactions
Premcor Inc.             New York          Valero Energy  1 September,          62,960      12.9x         7.6x         3.0x
                                           Corporation    2005
Sinopec Beijing          Hong Kong         Sinopec Corp.  11 May, 2005           4,246       9.1x         4.8x         2.1x
      Yanhua
      Petrochemical
      Company
      Limited

Mean                                                                            33,603      11.0x         6.2x         2.6x
Median                                                                          33,603      11.0x         6.2x         2.6x


Source: Bloomberg and public filings of companies.

Notes:

(1) Transaction value refers to the sum of the equity purchase consideration paid in an acquisition and the proportional net indebtedness of the targets as per the latest published unaudited interim financial statements available or if interim financial statements are not available, the latest published audited full year financial statements of the relevant company available as at the time of announcement of the transaction.

(2) Price refers to the implied equity purchase consideration paid in an acquisition.

(3) Earnings refers to net profit excluding extraordinary items for the 12 months prior to the announcement of the transaction as per the latest published unaudited interim financial statements available or if interim financial statements are not available, the latest published audited full year financial statements of the relevant company available as at the time of the announcement of the transaction.

(4) EV refers to the sum of the implied equity purchase consideration paid in an acquisition and the net indebtedness of the targets as per the latest published unaudited interim financial statements available or if interim financial statements are not available, the latest published audited full year financial statements of the relevant company available as at the time of announcement of the transaction.

(5) EBITDA refers to the earnings before interest, tax, depreciation and amortisation expenses for the 12 months prior to the announcement of the transaction as per the latest published unaudited interim financial statements available or if interim financial statements are not available, the latest published audited full year financial statements of the relevant company available as at the time of announcement of the transaction.

(6) NAV refers to net asset value of the target as per the latest published unaudited interim financial statements available or if interim financial statements are not available, the latest published audited full year financial statements of the relevant company available as at the time of the announcement of the transaction.

(7) For illustrative purposes, an exchange rate of HK$1.00:RMB1.06 and US$1.00:HK$7.78 were used.

                        The Cancellation Price implied PER, EV/EBITDA multiple
                  and P/NAV are within the range of those of the comparable sector transactions.

                  (d)   Recent relevant privatisations completed in Hong Kong

                        We have reviewed all privatisation proposals for
                  companies listed on the Hong Kong Stock Exchange announced and successfully completed since 1 January, 2002 and up to and including 2 November, 2005, being the last trading day of the ZRCC H Shares prior to the issue of the Announcement. We have identified a total of 17 successfully completed privatisation transactions during such period, of which eight are property-related companies which we do not believe to be comparable to ZRCC as the primary valuation methodology for property-related companies is NAV driven whereas the primary valuation methodology for ZRCC is earnings driven, we have therefore excluded the property-related companies from our analysis. It should be noted that the precedent privatisation transactions as shown in Table 11 below involved companies which were engaged in businesses that are different to ZRCC, these precedent privatisation transactions nevertheless provide an indication of the averages of the key parameters for the purpose of comparing the Cancellation Price.


                               Table 11 - Premium analysis of precedent privatisation transactions

                                                                    Offer
                                               Date of              price per
Company                                        announcement         share              Premium over average closing share price
                                                                                      Last
                                                                                   trading
                                                                                       day     30 days     90 days     180 days
                                                                    HK$                  %           %           %            %

ZRCC (at Cancellation Price)                   12 November,         HK$10.60        12.17%      24.85%      31.68%       28.80%
                                               2005

Precedent privatisation transactions
Hutchison Global Communications Holdings       3 May, 2005          HK$0.650        36.84%      44.77%      41.92%       47.06%
Limited ("HGCH") (1)
Sinopec Beijing Yanhua Petrochemical           29 December,         HK$3.800        10.95%      22.70%      24.30%       32.40%
Company Limited                                2004
Alpha General (Holdings) Limited               13 October, 2004     HK$0.700       125.81%     133.33%     125.81%      112.12%
Chevalier Construction Holdings Limited        31 October, 2003     HK$0.250        16.28%      23.76%      40.37%       75.81%
ILink Holdings Limited                         20 August, 2003      HK$0.035        75.00%      66.67%      54.03%       44.79%
SIIC Medical Science and Technology            21 May, 2003         HK$2.150        14.97%      24.28%      35.22%       43.33%
(Group) Ltd.
Winton Holdings (Bermuda) Limited              3 December, 2002     HK$0.650        44.44%      42.86%      46.73%       31.05%
Lam Soon Food Industries Limited               4 April, 2002        HK$2.900        31.82%      31.70%      38.82%       51.04%
IMC Holdings Limited                           5 February, 2002     HK$1.600         5.96%      24.19%      31.63%       35.65%

Mean (exclude HGCH)(1)                                                              42.65%      46.19%      49.61%       53.28%
Median (exclude HGCH)(1)                                                            24.05%      27.99%      39.60%       44.06%


Sources: Shareholders circular of respective companies.

Note:

(1) Refer to cash alternative only. For the share alternative, the premium of the offer price over a 1 day, 30 day, 90 day and 180 day period was approximately 48.37%, 56.96%, 53.88% and 59.4% respectively. We have excluded this transaction as it involves a share alternative whereby the minority shareholders of the offeree company were given an opportunity to retain their interest in the offeree company and to participate in the benefit of a successful privatisation proposal.

                  Out of the nine precedent privatisation transactions as shown above, we consider the privatisation proposal for Sinopec Beijing Yanhua Petrochemical Company Limited (the "Yanhua Transaction") to be the most comparable precedent privatisation transaction to the Proposal because both target companies are engaged in the oil-related industry and are H shares issuers. The premium of the Cancellation Price over a 1 day, 30 day and 90 day period is higher than the premium paid under the Yanhua Transaction for the same period but lower than the 180 day average closing price.

                  Notwithstanding that the premium of the Cancellation Price is lower than the mean and median premiums paid in recent precedent privatisation transactions (excluding HGCH), we consider the Cancellation Price is fair and reasonable on the basis that:

                  (a) ZRCC H Share price has appreciated significantly over the past three years and in particular, ZRCC H Share closing price increased by approximately 8.62% from HK$8.70 on 28 October, 2005 to HK$9.45 on 2 November, 2005, being the last trading day of ZRCC prior to the issue of the Announcement, as a result of market speculation subsequent to the announcement of the privatisation of Jilin Chemical by PetroChina on 28 October, 2005 that Sinopec Corp. may also undertake privatisations of its other listed subsidiaries;

                  (b) majority of the relevant precedent privatisation transactions were consummated when the target companies' business were undergoing a cyclical downturn or were undervalued by the market whereas ZRCC has achieved strong growth in its financial performance in recent years;

                  (c) the ZRCC H Shares have never traded at or above the Cancellation Price since it was first listed on the Hong Kong Stock Exchange on 2 December, 1994;

                  (d) the trading multiples implied by the Cancellation Price as shown in Table 9 above are higher than or equivalent to the median of the Hong Kong Stock Exchange listed comparable companies and the other Asian listed comparable companies (except for the EV/EBITDA multiple of the other Asian listed comparable companies); and

                  (e) the premium of the Cancellation Price is within the range of those of the precedent privatisation transactions and higher than the Yanhua Transaction (which in our view is the most comparable precedent privatisation transaction).

3.    Dividend yield

      The following table sets out the dividend per ZRCC Share, dividend payout ratio and the dividend yield of ZRCC for the three financial years ended 31 December, 2004.


               Table 12 - ZRCC dividend payout and dividend yield


                                                                                                                Average for
                                                                                                                 the period
                                                                                                                      under
                                                                            Year ended 31 December                review(2)

                                                                            2002          2003          2004

Earnings per ZRCC Share (RMB)                                               0.39          0.43          1.04           0.62
Dividend per ZRCC Share (RMB)                                               0.12          0.14          0.30           0.19
Dividend payout ratio(1)                                                   30.8%         32.6%         28.8%          30.7%
ZRCC H Share price at the financial year end date (HK$)                     1.96          6.80          8.05           5.60
Dividend yield based on ZRCC H Share price as the financial
year end date                                                               5.6%          1.9%          3.5%           3.7%
Weighted average dividend yield for the HSCEI (as at the year
end date)                                                                   5.1%          1.8%          2.5%           3.1%

Sources: Bloomberg, ZRCC's annual reports and HSI Services Limited.

Notes:

(1) These are based on dividend paid for a financial year and divided by profit attributable to ZRCC Shareholders for that financial year based on the respective published audited consolidated accounts of ZRCC.

(2) These are the simple average of the figures in respect of each item shown in the table.

(3)   For illustration purposes, an exchange rate of HK$1.00:RMB1.06 was used.

      As shown in Table 12 above, the dividend per ZRCC Share has been relatively constant for 2002 and 2003, and increased significantly in 2004 to RMB0.30 (equivalent to approximately HK$0.28) per ZRCC Share, with a 3-year average of RMB0.19 (equivalent to approximately HK$0.18) per ZRCC Share. The dividend payout ratio has been relatively constant over the last three financial years, ranging from approximately 28.8% to 32.6% with a 3-year average of approximately 30.7%. Based on the above comparisons, we note that an investment in ZRCC H Shares has been offering a higher dividend yield than the weighted average dividend yield offered by the constituent companies of the HSCEI for the period under review. However, it should be noted that there is no assurance that ZRCC will continue to pay a similar dividend and/or its dividend yield will remain at similar level as shown in the above table in the future.

4.    Trading volume

      The table below sets out the trading volume of the ZRCC H Shares per month, the monthly trading volume as a percentage of the issued share capital of ZRCC and the trading volume as a percentage of the ZRCC H Shares held by the public respectively for the period from 1 November, 2004 and up to and including the Latest Practicable Date:

                          Table 13 - Liquidity analysis of the ZRCC H Shares


                                                                           Monthly trading volume
                                                                            of ZRCC H Shares as a    Monthly trading volume
                                                                Monthly       percentage of total     of ZRCC H Shares as a
                                               trading volume of ZRCC H              issued share                percentage
                                                                 Shares        capital of ZRCC(1)        of public float(2)
                                                         million Shares                         %                         %

      2004
      November                                                       93                      3.7%                     12.8%
      December                                                       57                      2.2%                      7.8%

      2005
      January                                                        57                      2.2%                      7.8%
      February                                                       77                      3.0%                     10.6%
      March                                                          63                      2.5%                      8.7%
      April                                                          53                      2.1%                      7.3%
      May                                                            52                      2.1%                      7.2%
      June                                                          124                      4.9%                     17.1%
      July                                                          194                      7.7%                     26.8%
      August                                                        174                      6.9%                     24.0%
      September                                                     127                      5.1%                     17.6%
      October                                                       106                      4.2%                     14.7%
      November (up to and including the
      Latest Practicable Date)                                      141                      5.6%                     19.5%

      Average monthly trading volume
      (November 2004 to October 2005)                                98                      3.9%                     13.5%


      Source: Bloomberg.

      Notes:

      (1) Based on 2,523,754,468 ZRCC Shares in issue as at the Latest Practicable Date.

      (2) For the purpose of this letter, public float of ZRCC refers to the 723,754,468 ZRCC H Shares held by the ZRCC H Shareholders as at the Latest Practicable Date.

      From Table 13 above, we note that the monthly trading volume of ZRCC H Shares ranged from approximately 52 million to approximately 194 million for the period from November 2004 to October 2005. The average monthly trading volume of the ZRCC H Shares for the same period was approximately 98 million, or approximately 3.9% of the total issued share capital of ZRCC, or approximately 13.5% of the ZRCCH Shares held by the public.
      In addition to the above analysis, we have also compared the trading volume of ZRCC H Shares with the Comparable Companies. A comparison of the average monthly trading volume for the period from November 2004 to October 2005 is set out in the table below:



                            Table 14 - Comparable Companies' monthly trading volume

                                                                                   Average monthly trading
                                                                                 volume of the shares as a
                                                                        percentage of public float(1) from
                                                                             November 2004 to October 2005
                                                                                                         %

      ZRCC                                                                                           13.5%

      Hong Kong Stock Exchange listed comparable companies
      Sinopec Shanghai Petrochemical Company Limited(2)                                              20.7%
      Jilin Chemical (2)                                                                             46.2%

      Other Asian listed comparable companies
      Bharat Petroleum Corporation Limited                                                            1.1%
      Hindustan Petroleum Corporation Limited                                                         1.5%
      SK Corporation                                                                                 15.2%
      S-Oil Corporation                                                                               4.7%
      Thai Oil Public Company Limited                                                                16.4%
      Singapore Petroleum Company Limited                                                             5.2%
      Formosa Petrochemical Corporation                                                               1.8%

      Mean                                                                                           12.6%


      Source: Bloomberg.

      Notes:

      (1) For the purpose of this letter, public float of the above companies (except ZRCC) were computed based on their respective number of tradable shares on the stock markets as at the latest published financial statements.

      (2) For Sinopec Shanghai Petrochemical Co. Ltd and Jilin Chemical, which are listed on the stock exchanges in Hong Kong, Shanghai and New York, the trading volume of shares and public float are computed based on the trading volume of shares and public float on the Hong Kong Stock Exchange and the American depositary shares on the New York Stock Exchange only.

      As noted in Table 14 above, the trading volume of the ZRCC H Shares as a percentage of the ZRCC H Shares held by the public is within the range of the Comparable Companies, but is significantly lower than the range of the two Hong Kong listed Comparable Companies.

5.    Prospect of an alternate offer

      As Sinopec Corp. owns 1,800,000,000 ZRCC Domestic Shares, which is equivalent to approximately 71.3% of the entire issued share capital of ZRCC, the Independent ZRCC Shareholders will not be able to consummate an alternative offer without the consent of Sinopec Corp.. The ZRCC Directors have advised that ZRCC has not received any competing offers from a third party.

SUMMARY

      Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our recommendation:

      (i) the Proposal and the Merger will eliminate intra-group competition between ZRCC and Sinopec Corp. and is in line with ZRCC's controlling shareholder's strategy to integrate its operations and capital structure;

      (ii) ZRCC has achieved strong growth in its financials performance in recent years but suffered from a squeeze in gross profit margin and refinery margin as a result of the inability to pass on the increase in raw material cost by raising the sales prices of its key products under the current regulatory regime;

      (iii) the Proposal and the Merger will reinforce the business value chain and improve the risk resistance ability of ZRCC through the vertical integration of ZRCC's oil refinery plant and facilities with the upstream crude oil and downstream petrochemical operations of Sinopec Corp.;

      (iv) in assessing the fairness and reasonableness of the Cancellation Price, we noted that ZRCC H Shares have good investor following and trading liquidity and the shares were trading at historical highs immediately prior to the Announcement. The ZRCC H Shares have never traded at or above the Cancellation Price since it was first listed on the Hong Kong Stock Exchange on 2 December, 1994. The Cancellation Price represents:

            (a) a premium of approximately 12.2% over the closing price of HK$9.45 per ZRCC H Share as quoted on the Hong Kong Stock Exchange on 2 November, 2005 (being the last trading day of the ZRCC H Shares prior to the issue of the Announcement). The ZRCC's closing share price increased by approximately 8.62% from HK$8.70 on 28 October, 2005 to HK$9.45 on 2
                  November, 2005 as a result of market speculation subsequent to the announcement of the privatisation of Jilin Chemical by PetroChina on 28 October, 2005 that Sinopec Corp. may also undertake privatisations of its listed subsidiaries;

            (b)   an implied PER based on ZRCC's 2004 earnings of approximately
                  10.8 times which is higher than the 3-year average of approximately 7.6 times and the 1-year average of approximately 7.8 times and the median PER of the Hong Kong Stock Exchange listed comparable companies and the other Asian listed comparable companies;

            (c) an implied EV/EBITDA multiple of 5.6 times which is higher than the median of the Hong Kong Stock Exchange listed comparable companies and within the range of the other Asian listed comparable companies; and

      (v) the premium of the Cancellation Price is lower than the median paid in recent relevant privatisation transactions as shown in Table 11 above. Nevertheless, we consider the Cancellation Price to be fair and reasonable after taking into account the significant appreciation in the share price over the past three years.

RECOMMENDATION

      Having considered the above principal factors and reasons, we consider the terms of the Proposal and the Merger Agreement to be fair and reasonable so far as the Independent ZRCC Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent ZRCC Shareholders to vote in favour of the Proposal and the resolution in relation to the Proposal at the Special General Meetings.


Yours very truly,
For and on behalf of
N M Rothschild & Sons (Hong Kong) Limited
Kelvin Chau
Director

-------------------------------------------------------------------------------
                  ADDITIONAL INFORMATION REGARDING THE MERGER
-------------------------------------------------------------------------------

GENERAL

      Upon completion of the Merger, ZRCC will be merged with and into Ningbo Yonglian, with Ningbo Yonglian continuing as the surviving corporation. Ningbo Yonglian will be dissolved following the completion of the Merger.

BACKGROUND OF THE MERGER

      Sinopec Corp. completed an initial public offering in October 2000, pursuant to which its H shares were listed on the Hong Kong Stock Exchange and American depository shares representing its H shares were listed on the New York Stock Exchange and the London Stock Exchange. Following its initial public offering, Sinopec Corp. remained and still remains, majority owned by CPC and ZRCC remained, and still remains, majority owned by Sinopec Corp..

      In its October 2000 prospectus, in connection with its initial public offering, Sinopec Corp. stated that Sinopec Corp. and its subsidiaries may integrate their operations and capital structure by seeking to reduce over time, through purchase, exchange or other means, the portion of shares of their subsidiaries that are held by minority shareholders, including publicly held shares of their listed subsidiaries. As part of the aforesaid business strategies of Sinopec Corp., Ningbo Yonglian and ZRCC entered into a merger agreement on 12 November, 2005, pursuant to which Ningbo Yonglian will merge with ZRCC by way of merger by absorption.

      Sinopec Corp. and ZRCC have considered various factors in deciding to privatise ZRCC, details of which are set out in the section headed "Strategic Reasons for the Merger" below.

SOURCE OF FUNDS FOR THE PAYMENT OF MERGER CONSIDERATION

      Sinopec Corp. and Ningbo Yonglian intend to finance the total Merger Consideration of approximately HK$7,672 million required for the Proposal from existing banking facilities of Sinopec Corp. granted by Industrial and Commercial Bank of China and Bank of China and made available to Sinopec Corp. and its subsidiaries. A total of approximately RMB8 billion would be used to pay the Merger Consideration and certain costs and expenses relating to the Merger. The repayment by Ningbo Yonglian of such banking facilities to Industrial and Commercial Bank of China and Bank of China will not depend to any significant extent on the business of ZRCC. None of the ZRCC H Shares which are subject of the Proposal will be transferred, charged or pledged to any other persons.

      CICC, being a financial adviser to Sinopec Corp., is satisfied that sufficient financial resources are available to Sinopec Corp. and Ningbo Yonglian for the satisfaction of Ningbo Yonglian's obligations under the Proposal.

      Under PRC law, an approval from SAFE (as set out in Condition (iv) under the section headed "Certain Provisions of the Merger Agreement - Conditions to the Completion of the Merger" of this document) is required for exchanging RMB into foreign currencies to pay the Cancellation Price and other fees incurred in connection with the Merger.

STRATEGIC REASONS FOR THE MERGER

      Sinopec Corp. and ZRCC have identified a number of strategic reasons for the Proposal and Merger. These include:

      1. The Merger can fully integrate ZRCC's oil refining business into the value chain of Sinopec Corp., enhance the integrated business structure of Sinopec Corp., improve the risk resistance ability of ZRCC, and synergize their capital allocation, investment, branding, resources, marketing and distribution channel.

      2. The Merger can reduce management layers and improve the efficiency of Sinopec Corp. and ZRCC in terms of production, management and sales.

      3. The Merger can effectively eliminate connected party transactions and intra-group competition between Sinopec Corp. and ZRCC. At present, both Sinopec Corp. and ZRCC are engaged in the oil refining business, and they have significant amount of connected transactions between them. After the Merger, combined production and sales will effectively eliminate such connected transactions and intra-group competition.

      The decision of Sinopec Corp. to proceed with the Proposal and Merger is consistent with its internal investment policy, assuming an average long-term refinery margin of approximately US$4.00 per barrel for Sinopec Corp. and an average long-term refinery margin of approximately US$6.00 per barrel for ZRCC. Such assumption, which was adopted by Sinopec Corp. for the purposes of assessing its internal investment return, was made on the basis of the historical refinery margins of Sinopec Corp., and the difference of refinery margins between ZRCC and Sinopec Corp. in 2004.

RECENT ZRCC H SHARE TRADED SHARE PRICE AND LIQUIDITY

      The following chart illustrates the daily closing price of ZRCC H Shares since its listing up to the Latest Practicable Date.

                      Daily Closing Price of ZRCC H Shares


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

(HK$)           1994     1995     1996      1997     1998      1999     2000     2001      2002     2003      2004     2005

Low             1.79     1.33     1.45      2.50     0.55      0.84     0.77     0.95      1.40     1.96      4.45     6.50
High            2.38     2.08     3.10      5.85     3.13      2.63     1.83     2.15      2.10     7.00      9.95    10.35
Ending          1.97     1.45     2.85      3.23     1.19      1.38     1.06     1.44      1.96     6.80      8.05    10.20


Source: Bloomberg

Note: The low and high prices in the table represent the daily traded prices.

      As shown in the chart above, the price of ZRCC H Shares has increased significantly since 2003, reaching a historical high (prior to the Announcement) of HK$9.95 on 25 March, 2004. Since then, the trading price has been at historically high levels, mainly in the range between HK$7.00 and HK$9.00. However, as the table indicates, ZRCC H Share price has never traded above the Cancellation Price.

      The daily trading volume of ZRCC since its listing in 1994 up to the Latest Practicable Date is shown in the table below.

                Historical Daily Trading Volume of ZRCC H Shares


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

(shares in       1994     1995      1996     1997     1998     1999      2000     2001     2002     2003      2004     2005
millions)

Low              0.30     0.00      0.01     0.01     0.20     0.15      0.24     0.03     0.04     0.27      0.47     0.16
High            42.61     5.40     15.72    58.20    24.66    34.46     69.15    59.23    19.59    26.86     25.52    54.77
Average          5.15     0.99      1.37     4.15     4.23     4.57      7.27     8.77     3.33     5.67      4.61     5.38
% of Free       0.71%    0.14%     0.19%    0.57%    0.58%    0.63%     1.00%    1.21%    0.46%    0.78%     0.64%    0.74%
Float


Source: Bloomberg

      The daily trading volume of ZRCC H Shares has increased since 1997, with average daily trading volume in 2004 of approximately 4.6 million ZRCC H Shares. However, this only represents 0.64% of the free float of ZRCC of 723,754,468 ZRCC H Shares.

INFORMATION ON ZRCC

Background

      ZRCC was incorporated as a joint stock limited company in accordance with the PRC Company Law on 28 June, 1994.

      ZRCC completed its initial public offering in November 1994, pursuant to which the ZRCC H Shares were offered and sold. At the completion of its initial public offering, CPC held the ZRCC Domestic Shares which comprised approximately 75% of ZRCC Shares. ZRCC H Shares comprised approximately 25% of the ZRCC Shares. ZRCC H Shares started trading on the Hong Kong Stock Exchange on 2 December, 1994.

      On 19 December, 1996, ZRCC issued unsecured convertible bonds amounting to US$200,000,000. The bonds were convertible, at the option of the holders, during the period from 19 January, 1997 to 19 December, 2003, into ZRCC H Shares at a price of HK$2.80 per share (subject to adjustment) and a predetermined exchange rate of HK$7.735 to US$1.00. Bonds with a total face value amounting to US$44,448,000 and US$350,000 were converted into 122,787,593 ZRCC H shares and 966,875 ZRCC H Shares in 1997 and 1998 respectively. ZRCC began to redeem the bonds in 2001 in stages, and redeemed all outstanding bonds by 2003.

Principal business of ZRCC

      ZRCC is principally engaged in the production and sale of petroleum products (including gasoline, diesel, kerosene, naphtha, liquefied petroleum gas, solvent oil and fuel oil), intermediate petrochemical products, asphalt, urea and petrochemical products such as aromatics (including benzene, toluene, orthoxylene and paraxylene) and polypropylene.

      ZRCC possesses oil refinery plants and facilities with a scale of operation up to international standards. It is also one of the 10 largest refineries in the Asia Pacific region. At present, ZRCC has a comprehensive processing capacity of 18.5 million tones per annum ("tpa") and a processing capacity of sour crude oil of 12 million tpa. ZRCC is well-equipped for achieving clean production, with a hydro-treating capacity of 14 million tpa. ZRCC is also the largest processing base of imported crude oil and sour crude oil, as well as the largest export base for petroleum products in the PRC.

Shareholding structure of ZRCC

      Please refer to the section headed "Shareholding structure of ZRCC" as set out in the "Letter from the Board of ZRCC" for an overview of the shareholding structure of ZRCC as at the Latest Practicable Date.

      As at the Latest Practicable Date, there were no outstanding options, warrants or convertible securities issued by ZRCC.

Financial information

Summary financial information

A summary of the published audited results and NAV of ZRCC for each of the three years ended 31 December, 2004 and the unaudited results and NAV of ZRCC for the six months ended 30 June, 2005 is set out below:


                                                                                             (unaudited)
                                             (audited)                                For the six months ended
                                    For the years ended 31 December,                            30 June,
                                     2002                     2003                    2004                     2005
                              RMB'000     HK$'000      RMB'000     HK$'000     RMB'000     HK$'000      RMB'000     HK$'000

Turnover                   22,484,667  21,211,950   29,070,343  27,424,852  41,991,481  39,614,605   25,858,192  24,394,521
Operating profit before     1,457,884   1,375,362    1,696,399   1,600,376   3,786,010   3,571,708    1,584,421   1,494,737
financing costs
Profit before taxation      1,393,066   1,314,213    1,609,594   1,518,485   3,765,434   3,552,296    1,576,065   1,486,854
Profit after tax but          973,257     918,167    1,088,029   1,026,442   2,613,359   2,465,433    1,261,173   1,189,786
before minority interests
Profit attributable to        973,257     918,167    1,087,987   1,026,403   2,613,288   2,465,366    1,261,148   1,189,762
ZRCC Shareholders
Earnings per ZRCC Share       RMB0.39     HK$0.37      RMB0.43     HK$0.41     RMB1.04     HK$0.98      RMB0.50     HK$0.47
(on a fully-diluted
basis)
Earnings per ZRCC Share       RMB0.39     HK$0.37      RMB0.43     HK$0.41     RMB1.04     HK$0.98      RMB0.50     HK$0.47
(on a weighted average
basis)
Net asset value per ZRCC      RMB3.35     HK$3.16      RMB3.66     HK$3.45     RMB4.52     HK$4.26      RMB4.82     HK$4.55
Share

Note: Amounts denominated in RMB have been translated into HK$ at the exchange rate of RMB1.06 to HK$1.00. No representation is made that the HK$ amounts could have been or could be converted into RMB at such rates or at any other rate or at all.

Net Asset Value

      The NAV per ZRCC H Share was approximately HK$4.26 as at 31 December, 2004 (based on the figures in the 2004 annual report of ZRCC) and the unaudited NAV per ZRCC H Share was approximately HK$4.55 as at 30 June, 2005 (based on the figures in the 2005 interim report of ZRCC).

Earnings

      ZRCC's published audited profit attributable to the ZRCC Shareholders for the two years ended 31 December, 2004 and 31 December, 2003 prepared under IFRS was approximately RMB2,613 million (or HK$2,465 million) and RMB1,088 million (or HK$1,026 million) respectively, representing earnings per ZRCC Share of approximately RMB1.04 (or HK$0.98) and RMB0.43 (or HK$0.41) respectively.

      Based on the ZRCC's unaudited interim report prepared in accordance with International Accounting Standards 34, ZRCC's published unaudited profit attributable to ZRCC Shareholders for the six months ended 30 June, 2005 was approximately RMB1,261 million (or HK$1,190 million). The earnings per ZRCC Share was approximately RMB0.50 (or HK$0.47). As disclosed in the 2005 interim report of ZRCC, during the first half of 2005, crude oil prices in the international market rose drastically whilst the prices of domestic petroleum products rose in a less than proportionate level as a result of stringent control; for the second half of 2005, ZRCC will face tremendous pressure on its production operation, given that, among other things, international crude oil price may continue to rise in volatility and the cost of crude oil processing will be pushed up.

Dividend

      ZRCC proposed dividends of RMB757 million (or HK$714 million) in respect of the year ended 31 December, 2004 and RMB353 million (or HK$333 million) in respect of the year ended 31 December, 2003, representing dividends per ZRCC Share of RMB0.30 (or HK$0.28) and RMB0.14 (or HK$0.13) respectively.

INFORMATION ON SINOPEC CORP.

Background

      Sinopec Corp. is a joint stock limited liability company incorporated on 25 February, 2000 in accordance with the PRC Company Law whose H shares are listed on Hong Kong Stock Exchange, whose American depositary shares are listed on the New York Stock Exchange and the London Stock Exchange and whose A shares are listed on the Shanghai Stock Exchange. Sinopec Corp. is approximately 67.9% owned by CPC, which is a PRC state-owned enterprise.

Principal business of the Sinopec Corp. and its subsidiaries

      The principal operations of Sinopec Corp. include exploring for and developing, producing and trading crude oil and natural gas, processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products and producing, distributing and trading petrochemical products.

      Set out below is a discussion of Sinopec Corp.'s core activities.

Exploring for and developing, producing and trading crude oil and natural gas

      Sinopec Corp. is the second largest crude oil and gas producer in China. Most of the crude oil and a small portion of the natural gas it produced are used for its refining and chemical operations. Most of the natural gas and a small portion of crude oil it produced are sold to refineries that are not owned by Sinopec Corp. and third party customers.

Processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products

      Sinopec Corp. is the largest oil refiner in China, producing gasoline, diesel, jet fuel, lubricants, fuel oil, various petrochemical feedstock and other refined oil products. Sinopec Corp. also has the largest distribution network for refined oil products in China.

Producing, distributing and trading petrochemical products

      Sinopec Corp. is the largest petrochemical producer and distributor in China. The major products it produces and sells include intermediate petrochemicals, synthetic resins, synthetic rubber, chemical fertilizers, and synthetic fiber and its monomers and polymers.

INFORMATION ON NINGBO YONGLIAN

      Ningbo Yonglian is a wholly owned subsidiary of Sinopec Corp. established on 3 November, 2005 in the PRC. It is 90% owned by Sinopec Corp. and 10% owned by Sinopec United. Sinopec United is a wholly owned subsidiary of Sinopec Corp.. Ningbo Yonglian has been established for the purpose of the Merger and has no substantive business.

FUTURE INTENTIONS OF SINOPEC CORP.

      After the Merger, ZRCC will be merged into Ningbo Yonglian, with Ningbo Yonglian as the surviving corporation. ZRCC will cease to exist as a separate legal entity on the Effective Date. On the Effective Date, the assets and liabilities (together with the rights and obligations attached to such assets) and the employees of ZRCC will be assumed by Ningbo Yonglian.

      Sinopec Corp. and Ningbo Yonglian have no intention to make significant changes to the existing businesses of ZRCC upon completion of the Merger.

      If the Merger is effected, Sinopec Corp. and Ningbo Yonglian do not intend to make any significant redeployment of its fixed assets other than in the ordinary course of business and do not have any intention to make any significant changes to the continuing employment of the employees of ZRCC.

      If the Merger is not effected, ZRCC intends to continue the existing business of ZRCC.

      If the Merger is approved at the Special General Meetings and if all necessary PRC Approvals are obtained, the ZRCC will withdraw the ZRCC Listing and will maintain the ZRCC Listing in the event that the Merger is not approved by the ZRCC H Shareholders at the Special General Meeting of the Independent ZRCC Shareholders or the necessary PRC Approvals are not obtained or if the Proposal is withdrawn or lapse. After the Merger, Sinopec Corp. plans to de-register Ningbo Yonglian at appropriate time, in order to consolidate its business into Sinopec Corp.'s business. The consolidation will not involve any significant changes to the existing business of ZRCC.

      ZRCC intends that the ZRCC Listing will be withdrawn if the Proposal is implemented and be maintained in the event that the Proposal is not approved.

SHARE CERTIFICATES, DEALINGS AND LISTING

      Once the Cancellation Price is paid, the relevant ZRCC Shares will be deemed as cancelled and extinguished and all of the certificates representing the relevant ZRCC Shares will, accordingly, cease to have effect as document or evidence of title.

      ZRCC will apply to the Stock Exchange for the withdrawal of the ZRCC Listing pursuant to Rule 6.15(2) of the Listing Rules upon all the Conditions specified in (i) to (vii) under the section headed "Certain Provisions of the Merger Agreement - Conditions to the Completion of the Merger" being fulfilled (or waived, as applicable), on the basis that the Proposal is akin to a scheme of arrangement, such that general principles of the Takeovers Code, including Rule 2.10 of the Takeovers Code, are deemed to be applicable. In such event, ZRCC Listing is expected to be withdrawn from the Hong Kong Stock Exchange on 12 May, 2006. Payment of the Cancellation Price will be made to ZRCC H Shareholders (other than the Dissenting ZRCC Shareholders) as soon as possible but in any event no later than 10 days after all the Conditions have been fulfilled (or waived, as applicable).

      Shareholders will be notified of the exact dates on which the Proposal and the withdrawal of the ZRCC Listing become effective by press announcement.

      If the Proposal is not approved, it is intended that the ZRCC Listing will be maintained.

REGISTRATION AND PAYMENT

      If the Proposal becomes effective, cheques for the Cancellation Price will be issued to the H Shareholders whose names appear on the Registers at the Record Time (save for the Dissenting ZRCC Shareholders). Such cheques will be despatched within ten days after all the Conditions are fulfilled (or waived, as applicable).

      It is proposed to close the Registers immediately on Thursday, 11 May, 2006, or such other date as may be notified to the ZRCC H Shareholders by press announcement, in order to establish entitlements to the Cancellation Price under the Proposal. The ZRCC H Shareholders or their successors in title should ensure that their H Shares are registered or lodged for registration in their names or in the names of their nominees by 4:00 p.m. on Wednesday, 10 May, 2006.

      In the absence of any specific instructions to the contrary received in writing by the Registrar, cheques will be despatched to the ZRCC H Shareholders whose names appear on the Registers on the Record Time (other than the Dissenting ZRCC Shareholders) at their respective addresses or, in the case of joint holders, to the registered address of that joint holder whose name stands first in the Registers in respect of the joint holding. All such cheques will be sent at the risk of the persons entitled thereto and neither ZRCC nor Sinopec Corp. or Ningbo Yonglian will be liable for any loss or delay in transmission.

      Pursuant to the Merger Agreement, at any time following six years after the Record Time, Ningbo Yonglian or any successor to Ningbo Yonglian shall be entitled to require the Bank of China (Hong Kong) to deliver to it any funds, which have not been disbursed to ZRCC H Shareholders (because any cheque has not been cashed or has been returned uncashed), and thereafter any ZRCC H Shareholders shall be entitled to look only to Ningbo Yonglian or any successor to Ningbo Yonglian and only as general creditors thereof with respect to the Merger Consideration without any interest thereon.

OVERSEAS ZRCC SHAREHOLDERS

      Overseas ZRCC Shareholders will be entitled to receive this document and the notices of the Special General Meetings, as well as to attend and vote at the Special General Meetings. The making of the Proposal to the Overseas ZRCC Shareholders may be subject to the laws of the relevant jurisdictions. Overseas ZRCC Shareholders should observe any applicable legal or regulatory requirements. It is the responsibility of the Overseas ZRCC Shareholders wishing to accept the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

SPECIAL GENERAL MEETINGS

      Notices of the Special General Meetings are set out in Appendices III and IV to this document. The Special General Meetings will be held on Thursday, 12 January, 2006 at the respective times specified in such notices at the conference room on the first floor of Donghai Hotel, Zhenhai District, Ningbo Municipality, Zhejiang Province, the PRC.

ACTION TO BE TAKEN BY THE INDEPENDENT ZRCC SHAREHOLDERS AND THE ZRCC
SHAREHOLDERS

      A pink form of proxy for use at the Special General Meeting and a white form of proxy for use at the Special General Meeting of the Independent ZRCC Shareholders are enclosed with this document.

      Whether or not they are able to attend the Special General Meeting or the Special General Meeting of the Independent ZRCC Shareholders (where applicable) in person, the ZRCC Shareholders are strongly urged to complete and sign the enclosed pink form of proxy in respect of the Special General Meeting and the Independent ZRCC Shareholders are strongly urged to complete and sign the enclosed white form of proxy in respect of the Special General Meeting of the Independent ZRCC Shareholders in accordance with the instructions respectively printed thereon and to deposit them with the Registrar at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, but in any case not later than the following respective times:

      (a) in the case of the pink form of proxy for use at the Special General Meeting, the ZRCC Shareholders are requested to deposit this form of proxy not later than 9:30 a.m. on Wednesday, 11 January, 2006.

      (b) in order to be valid, the white form of proxy for use at the Special General Meeting of the Independent ZRCC Shareholders must be deposited by the Independent ZRCC Shareholders not later than 10:30 a.m. on Wednesday, 11 January, 2006.

      The completion and return of a form of proxy for any of the Special General Meetings will not preclude you from attending the relevant Special General Meetings and voting in person if you so wish. In the event that you attend the Special General Meetings after having deposited the relevant form of proxy, that form of proxy will be deemed to have been revoked.

      For the purpose of determining the entitlements of the Independent ZRCC Shareholders to attend and vote at the Special General Meeting of the Independent ZRCC Shareholders and the ZRCC Shareholders to attend and vote at the Special General Meeting, the Registers will be closed from Monday, 12 December, 2005 to Thursday, 12 January, 2006 (both dates inclusive). During such period, no transfer of ZRCC H Shares will be effected. In order to be entitled to attend and vote at the Special General Meeting of the Independent ZRCC Shareholders or the Special General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Registrar at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 9 December, 2005.

      Assuming that all of the Conditions are fulfilled or, where applicable, waived, the Proposal will become effective on the Effective Date. Further press announcements will be made giving details of the results of the Special General Meetings and, if all the resolutions are passed at the Special General Meetings, the last day for dealing in ZRCC H Shares, the Record Time and the date of the withdrawal of the ZRCC Listing.

TAXATION

      The ZRCC H Shareholders, whether in Hong Kong or in other jurisdictions, are recommended to consult their professional advisers if they are in any doubt as to the taxation implication of the Proposal and, in particular, whether the receipt of Cancellation Price would make such Shareholders liable to taxation in the PRC, Hong Kong or in other jurisdiction.

FURTHER INFORMATION

      Further information in relation to the Proposal is set out in the Appendices to this document, all of which form part of this section.

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                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT
-------------------------------------------------------------------------------

      The Merger Agreement contemplates the Merger of ZRCC into Ningbo Yonglian, with Ningbo Yonglian as the surviving entity. This section of the document describes certain provisions of the Merger Agreement by way of a summary. As this is a summary, it may not contain all the information of the Merger Agreement. The Merger Agreement is one of the documents available for inspection as referred to in the section headed "General Information - Documents Available for Inspection".

INTRODUCTION

      On 12 November, 2005, the Ningbo Yonglian Board and the ZRCC Board approved and entered into the Merger Agreement. The Merger Agreement provides for the merger by absorption of ZRCC with and into Ningbo Yonglian, Sinopec Corp.'s wholly owned subsidiary, with Ningbo Yonglian as the surviving company. The Merger cannot be completed unless the Merger Agreement and the Merger are approved by their respective shareholders.

      The purpose of this section is to explain the terms and effects of the Proposal and to give the Shareholders other relevant information.

      A letter from the ZRCC Board is set out on pages 6 to 17. A letter from the Independent Board Committee, together with the letter from Rothschild, in connection with the Proposal and the Merger are set out on pages 18 to 47 of this document. A summary of the Proposal is set out on pages 8 to 11 of this document.

DELISTING AND EFFECTIVE DATE OF THE MERGER

      Delisting. Unless the parties agree otherwise, ZRCC will apply for the ZRCC Listing to be withdrawn upon all the Conditions specified in (i) to (vii) under the section headed "Certain Provisions of the Merger Agreement - Conditions to the Completion of the Merger" are fulfilled (or waived, as applicable).

      Effective Date. The Merger will be effective at the time when all the Conditions have been satisfied or waived (if applicable) and deregistration of ZRCC has been completed.

MERGER CONSIDERATION

      By the Record Time, any of ZRCC H Shareholders (other than the Dissenting ZRCC Shareholders) whose name appears on the Registers at the Record Time will be entitled to receive the Cancellation Price for each ZRCC H Share, without interest.

DISSENTING ZRCC SHARES

      ZRCC H Shareholders who have voted against the Merger Agreement and the Merger and exercised rights to be bought out at a "fair price" in accordance with the ZRCC Articles will not have their Dissenting ZRCC Shares converted into cash, unless they withdraw or lose their rights before the Record Time. The ZRCC Shareholders who have voted against the Merger can exercise their right from the date when the Merger Agreement and the Merger are approved at the Special General Meetings.

PAYMENT OF THE MERGER CONSIDERATION

      Payment will be made to ZRCC H Shareholders (other than the Dissenting ZRCC Shareholders) as soon as possible but in any event no later than 10 days after all the Conditions have been fulfilled (or waived, as applicable), and in the case of the Dissenting ZRCC Shareholders, no later than 10 days after they have withdrawn or lost their right to request ZRCC or other ZRCC Shareholders who have voted for the Proposal to purchase its ZRCC Shares at a fair price. The register of ZRCC H Shareholders will remain closed until ZRCC is de-registered. After the payment of the Merger Consideration, the ZRCC H Shares representing such ZRCC H Shares will be deemed cancelled without any further action on the part of ZRCC or any of the ZRCC H Shareholders. Pursuant to the Proposal, Ningbo Yonglian will issue RMB1,800,000,000 of new registered capital of Ningbo Yonglian to Sinopec Corp., being the sole holder of all the ZRCC Domestic Shares.

REPRESENTATIONS AND WARRANTIES

      The Merger Agreement contains various representations and warranties by Ningbo Yonglian and ZRCC in relation to:

      o the proper organization and valid existence of the companies and the requisite corporate authority to own their properties and carry on their business;

      o the corporate authority to execute, deliver and perform their obligations under the Merger Agreement and to complete the Merger, and the enforceability of the Merger Agreement;

      o the approval of the Merger Agreement by the board of directors of ZRCC (except for members of the Independent Board Committee) and Ningbo Yonglian, each board of directors' confirmation that the Merger is fair and in the best interests of its respective shareholders, and each board of directors recommending that its respective shareholders vote in favor of adoption of the Merger Agreement; and

      o apart from any consent or approval required under the Listing Rules, Takeovers Code, the PRC Company Law and other applicable laws, the absence of breaches or violations of the articles of association or other organizational documents of the companies or their subsidiaries, or of material breaches or violations of any agreements to which the companies are bound by or any rules, regulations or orders to which the companies or their subsidiaries are subject to that will be caused by the execution of the Merger Agreement and the completion of the Merger.

      The Merger Agreement contains representations and warranties of Ningbo Yonglian relating to:

      o the sufficiency of funds to pay for the Merger Consideration and expense related to the Merger.

      The Merger Agreement contains representations and warranties of ZRCC relating to, among other things:

      o the ownership and valid existence of the subsidiaries of ZRCC as disclosed to Ningbo Yonglian, the absence of material claims against these subsidiaries and the requisite corporate authority to own their properties and carry on their businesses;

      o the capital structure of ZRCC, the absence of any rights or securities which will oblige ZRCC to issue further shares, the absence of any obligation to repurchase shares of ZRCC or its affiliates and that the material debt obligation of ZRCC or its subsidiaries will not restrict them to repay earlier, assume further debt or to grant any lien;

      o the accuracy and completeness of all filings (including financial statements) with the Hong Kong Stock Exchange incidental to the Merger and that such filings materially comply with the provisions of the Takeovers Code, and that the financial statements comply with IFRS and fairly reflect the financial condition of ZRCC;

      o since the date of the most recent published audited balance sheet, the business of ZRCC and its subsidiaries has been conducted in the ordinary and usual course and that there has been no material adverse event or change to ZRCC or its subsidiaries taken as a whole;

      o the absence of (i) any material litigation or investigation against ZRCC or its subsidiaries; (ii) breaches by ZRCC or its subsidiaries of any material contracts to which ZRCC or its subsidiaries is bound by; and (iii) judgment or order which materially restricts the ability of ZRCC or any of its subsidiaries to carry on its business;

      o     the employee benefit plan of ZRCC and each of its subsidiaries;

      o the accuracy of tax returns and the payment of taxes by ZRCC and each of its subsidiaries, the reflection of tax matters in the financial statements and the absence of administrative proceedings against ZRCC or any of its subsidiaries in relation to taxation matter;

      o the ownership and title to all material assets and properties of ZRCC or its subsidiaries and the absence of encumbrances against such assets;

      o the operating condition of the plants and equipment owned by ZRCC and its subsidiaries and the absence of any breaches of law or regulations as a result of the operations of such plants;

      o leases entered into by ZRCC or its subsidiaries in relation to material assets; the absence of breaches of such leases and, to the extent required, the consent of all lessors under such leases to the Merger;

      o material compliance with environmental laws and the absence of material proceeding relating to environmental laws;

      o the compliance by ZRCC and its subsidiaries with all applicable laws and regulations in all material aspects and the absence of notification of breaches of such laws and regulations;

      o the absence of any proceedings involving ZRCCi|s intellectual property rights and the effect of the Merger on such intellectual property rights;

      o the validity of material insurance policies owned or held by ZRCC and its subsidiaries;

      o the absence of any material governmental decree expropriating or condemning any material assets of ZRCC or its subsidiaries; and

      o the absence of any third party consents which are necessary to the implementation of the Merger, unless PRC laws or regulations otherwise require. All the necessary consents required by the PRC laws or the agreements bound to ZRCC have been obtained.

Reasonable Best Efforts

      ZRCC and Ningbo Yonglian have agreed to use reasonable best efforts to complete the Merger by taking the following actions:

      o preparing and submitting the necessary filings and notices and obtaining the necessary approvals from third parties and governmental organizations;

      o     satisfying the conditions precedent to completion of the Merger;
            and

      o consulting with each other in submitting documents relating to the Merger to any governmental body.

CONDITIONS TO THE COMPLETION OF THE MERGER

Conditions To Obligation Of Each Party To Effect The Merger

      The Merger is conditional upon the fulfilment (unless waived, as applicable) of all of the following conditions on or before 31 December, 2006 (or such other date as ZRCC and Ningbo Yonglian may agree):

      (i) approvals of the Merger Agreement by the requisite votes of the shareholders of ZRCC (a summary of the relevant requirements is set out in the section headed "Letter from the Board of ZRCC - Meetings and Actions to be taken by the Independent Shareholders and the Shareholders") and Ningbo Yonglian (by two-thirds of the shareholders of Ningbo Yonglian at the special general meeting of Ningbo Yonglian) have been obtained;

      (ii) authorisations have been obtained from all appropriate governmental bodies and/or regulatory bodies in Hong Kong and/or any other relevant jurisdiction (except the PRC);

      (iii) all necessary PRC Approvals for the Merger Agreement and the Merger shall have been obtained (and such PRC Approvals must not include any conditions which may have a material adverse impact on the business operations on the surviving corporation after the Merger becoming effective);

      (iv) approval from SAFE on exchanging the necessary foreign currencies to pay the Cancellation Price and other fees or expenses incurred in connection with the Merger has been obtained by or on behalf of Ningbo Yonglian (such approvals must not include any conditions which may have a material adverse impact on the business operation on the surviving corporation after the Merger becoming effective);

      (v) all requisite procedures (including any filing procedures to effect the same) in connection with the remittance by or on behalf of Ningbo Yonglian of the aggregate consideration representing the Merger Consideration and other fees or expenses incurred in connection with the Merger have been completed;

      (vi) an announcement has been published by ZRCC and Ningbo Yonglian in accordance with the PRC Company Law and their respective articles of association to give notice to their respective creditors of the Proposal and the relevant period specified in the announcement for the creditors to request for repayment of the indebtedness owned by ZRCC or Ningbo Yonglian (as appropriate) or request for any guarantee in relation to such indebtedness has expired;

      (vii) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority prohibiting the completion of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect prohibiting completion of the Merger;

      (viii) upon fulfilment (or waiver, as appropriate) of the Conditions in
            (i) to (vii) above, ZRCC having applied to the Hong Kong Stock Exchange for withdrawal of ZRCC Listing and the withdrawal of ZRCC Listing from the Hong Kong Stock Exchange in accordance with the Listing Rules has become effective.

      Pursuant to the Merger Agreement, ZRCC and Ningbo Yonglian may, by mutual agreement and with the consent of the relevant regulatory authorities (or applicable), waive any of the Conditions in (ii) to (vii).

Additional Conditions To Obligation Of Ningbo Yonglian

      The obligation of Ningbo Yonglian to complete the Merger is also subject to the following additional conditions:

      o the representations and warranties made by ZRCC in the Merger Agreement shall not contain mistakes or omissions which will be of material significance to the Merger on the Delisting Date; and

      o the undertakings given by ZRCC in the Merger Agreement shall have been complied with in all material respects and, to the extent that there is failure to comply, such non-compliance shall not be of material significance to the Merger.

      Pursuant to the Merger Agreement, ZRCC and Ningbo Yonglian may, by mutual agreement, waive these additional conditions.

Additional Conditions To Obligation Of ZRCC

      The obligation of ZRCC to complete the Merger is also subject to the following additional conditions:

      o the representations and warranties made by Ningbo Yonglian in the Merger Agreement shall not contain mistakes or omissions which will be of material significance to the Merger on the Delisting Date; and

      o the undertakings given by Ningbo Yonglian in the Merger Agreement shall have been complied with in all material respects and, to the extent that there is failure to comply, such non-compliance shall not be of material significance to the Merger.

      Pursuant to the Merger Agreement, ZRCC and Ningbo Yonglian may, by mutual agreement, waive these additional conditions.

Status on fulfilment of the Conditions

      As at the Latest Practicable Date, none of the Conditions have been fulfilled by Ningbo Yonglian or ZRCC (as applicable).

DELISTING AND DE-REGISTRATION OF ZRCC

      After all the Conditions have been fulfilled (or waived, if applicable), the Merger will become unconditional, and upon all the Conditions specified in
(i) to (vii) under the section headed "Certain Provisions of the Merger Agreement - Conditions to the Completion of the Merger" being fulfilled (or waived, as applicable), ZRCC will apply for the ZRCC Listing to be withdrawn. Payment of the Cancellation Price will be made to ZRCC H Shareholders (other than the Dissenting ZRCC Shareholders) as soon as possible but in any event no later than 10 days after all the Conditions have been fulfilled (or waived, as applicable). After payment of the Cancellation Price had been made to all the eligible ZRCC Shareholders, the relevant ZRCC H Shares shall be deemed as cancelled thereafter, and the share certificates for such ZRCC H Shares will thereafter cease to have effect as documents or evidence of title. The register of ZRCC H Shareholders will remain closed after the Record Time until ZRCC is de-registered. After all the Conditions have been fulfilled (or waived, if applicable), ZRCC will apply to the Ningbo SAIC for its de-registration. After the de-registration process of ZRCC is completed, ZRCC will cease to exist as a legal entity and all the ZRCC Shares will be legally cancelled.

CONVERSION OF ZRCC DOMESTIC SHARES

      Before the Effective Date, Ningbo Yonglian will increase its registered capital by an amount equal to the registered capital of ZRCC attributable to Sinopec Corp. (or other sum confirmed by the local Administration of Industry and Commerce) in accordance with the PRC legal procedures, and will register Sinopec Corp. as the holder of such new registered capital.

TERMINATION OF THE MERGER

      The Merger can be terminated at any time prior to the Delisting Date by:

      o     either Ningbo Yonglian or ZRCC if:

            (i) any governmental body has issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

            (ii) the Conditions have not been satisfied or waived (if applicable) by 31 December, 2006; or

            (iii) ZRCC has not obtained the requisite votes at the Special
                  General Meeting or the Special General Meeting of the Independent ZRCC Shareholders for approving the Proposal.

      o by ZRCC: if Ningbo Yonglian has breached any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach is of material significance to the Merger and cannot be or has not been cured within 30 days after the giving of written notice by ZRCC to Ningbo Yonglian, if applicable; or

      o by Ningbo Yonglian: if ZRCC has breached any of its representations, warranties, covenants or other agreements contained in the Merger Agreement which breach is of material significance to the Merger and cannot be or has not been cured within 30 days after the giving of written notice by Ningbo Yonglian to ZRCC, if applicable.

EXPENSES

      ZRCC has agreed to pay Ningbo Yonglian its actual expenses incurred in relation to the Merger, the Merger Agreement and completion of the Merger if:

      o     the Merger is terminated or abandoned by Ningbo Yonglian because:

            (i) ZRCC did not obtain the requisite votes at the Special General Meetings;

            (ii) ZRCC breached any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach is of material significance to the Merger and cannot be or has not been cured within 30 days after the giving of written notice by Ningbo Yonglian to ZRCC, as applicable.

      o the Merger is terminated or abandoned by ZRCC because ZRCC did not obtain the requisite votes at the Special General Meetings.

      Ningbo Yonglian has agreed to pay ZRCC its actual expenses incurred in relation to the Merger, the Merger Agreement and completion of the Merger if the Merger is terminated or abandoned by ZRCC because Ningbo Yonglian breached any of its representations, warranties, covenants or other agreements contained in the Merger Agreement which breach is of material significance to the Merger and cannot be or has not been cured within 30 days after the giving of written notice by ZRCC to Ningbo Yonglian, as applicable.

      Except as discussed above, each party agreed to pay its own costs and expenses incurred in connection with the Merger Agreement and the completion of the Merger.

CONDUCT OF BUSINESS BY ZRCC

      ZRCC has agreed that, prior to the completion of the Merger except (i) as expressly contemplated by the Merger Agreement; or (ii) as required by applicable law, after the date of the Merger Agreement:

      o the business of it and its subsidiaries shall be conducted only in the usual, regular and ordinary course and substantially in the same manner as heretofore conducted, and each of it and its subsidiaries shall use its best efforts to preserve its business organisation intact, keep available the services of its current officers and employees and maintain its existing relations with customers, suppliers, creditors, business partners and others having business dealings with it, to the end that the goodwill and ongoing business of each of them shall be unimpaired at the Effective Date;

      o it shall not and shall cause each of its subsidiaries not to: (i) amend its articles of association or similar organizational documents (save from the Proposed Amendment which is specifically waived by Ningbo Yonglian), (ii) issue or encumber any shares of any class or series of its capital stock or voting debt, (iii) declare, set aside or pay any dividend or other distribution; (iv) split, combine or reclassify any shares of any class or series of its stock; or (v) redeem, purchase or otherwise acquire any shares of any class;

      o it shall not and shall cause each of its subsidiaries not to (i) incur or modify any material indebtedness or other material liability, other than in the ordinary and usual course of business and consistent with past practice; or (ii) modify or terminate any of its material contracts or waive any material rights or claims, except in the ordinary course of business and consistent with past practice;

      o it shall not and shall cause each of its subsidiaries not to: (i) incur or assume any material long-term debt, or except in the ordinary course of business, incur or assume any material short-term indebtedness in amounts not consistent with past practice; (ii) modify the terms of any indebtedness or other material liability, other than modifications of short term debt in the ordinary and usual course of business and consistent with past practice; (iii) assume the material obligations of any other person, except in the ordinary course of business and consistent with past practice; (iv) make any material loans or investments in any other person (other those in the ordinary course of business and consistent with past practice); or (v) enter into any material commitment or transaction (including, but not limited to, any capital expenditure or purchase, sale or lease of assets or real estate);

      o it shall not and shall cause each of its subsidiaries not to transfer, lease or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice;

      o it shall not and shall cause each of its subsidiaries not to enter into any contract or transaction relating to the purchase of material assets other than in the ordinary course of business consistent with prior practices;

      o it shall not and shall cause each of its subsidiaries not to pay or satisfy any of its material claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice, of material claims, liabilities or obligations;

      o it shall not and shall cause each of its subsidiaries not to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of it or any of its subsidiaries (other than the Merger);

      o it shall not and shall cause each of its subsidiaries not to change any of the accounting methods issued by it unless required by PRC or international generally accepted accounting principles; and

      o it shall not and shall cause each of its subsidiaries not to enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

AMENDMENTS, MODIFICATIONS AND WAIVER

      The Merger Agreement may be amended, modified or supplemented any time before the Delisting Date by written agreement and through the ZRCC Board and Ningbo Yonglian Board before or after the voting by the ZRCC Shareholders provided that the amount of the Cancellation Price cannot be reduced and the form of the Cancellation Price cannot be changed after shareholders of both companies have approved the Merger Agreement. Ningbo Yonglian and ZRCC may waive any inaccuracies in representations or waive compliance with any Condition (where applicable) prior to the Effective Date.

NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES

      None of the representations and warranties in the Merger Agreement or in any schedule or other document delivered pursuant to the Merger Agreement shall survive the Effective Date. The foregoing sentence shall not limit any covenant or agreement of the parties which by its terms contemplates survival after the Effective Date.

INDEMNIFICATION

      Ningbo Yonglian (or its successor) will for three years after the Effective Date, defend and hold harmless each officer or director of ZRCC against all losses, claims, damages, liabilities, costs, fees and expenses, including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of the Ningbo Yonglian) arising out of actions or omissions related to the Merger Agreement or the Merger occurring at or prior to the completion of the Merger; provided that, in the event any claim or claims are asserted or made within such three year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. This provision shall survive termination of the Merger Agreement.

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APPENDIX I                                               FINANCIAL INFORMATION
------------------------------------------------------------------------------
I.    THREE-YEAR FINANCIAL SUMMARY

      Set out below is a summary of the published results and the NAV per ZRCC Share of ZRCC for each of the three financial years ended 31 December, 2004.


                                                                    For the years ended 31 December,
                                                                       2002             2003              2004
                                                                    RMB'000          RMB'000           RMB'000

      Turnover                                                   22,484,667       29,070,343        41,991,481
      Operating profit before financing costs                     1,457,884        1,696,399         3,786,010
      Profit before tax                                           1,393,066        1,609,594         3,765,434
      Income tax expense                                           (419,809)        (521,565)       (1,152,075)
      Profit after tax but before minority interests(1)             973,257        1,088,029         2,613,359
      Profit attributable to shareholders                           973,257        1,087,987         2,613,288
      Dividends                                                     302,850          353,326           757,126
      Earnings per share (on a fully-diluted basis)                 RMB0.39          RMB0.43           RMB1.04
      Earnings per share (on a weighted average basis)              RMB0.39          RMB0.43           RMB1.04
      NAV per share                                                 RMB3.35          RMB3.66           RMB4.52
      Dividends per share                                           RMB0.12          RMB0.14           RMB0.30

      (Notes:

      1. One of ZRCC's subsidiaries, Zhenhai Refining & Chemical Haida Development Company ([GRAPHIC OMITTED]) ("ZRCH"), holds three subsidiaries with shareholdings of 90% in [GRAPHIC OMITTED], 51% in [GRAPHIC OMITTED] and 90% in [GRAPHIC OMITTED]. The minority interests arise from the third parties' shareholding in those three subsidiaries of ZRCH and the amounts of the minority interests were nil, RMB42,000 and RMB71,000 respectively for the three years ended 31 December, 2004.

      2. ZRCC did not have any extraordinary or exceptional items for each of the three financial years ended 31 December, 2004. None of the auditors' reports in respect of the financial statements of ZRCC for the three financial years ended 31 December 2004 contains any qualification statements.)

II.   FINANCIAL REPORT OF ZRCC FOR THE YEAR ENDED 31 DECEMBER 2004

      Set out below is a summary of the income statement, the cash flow statement and the statement of changes in shareholders' equity for each of the two years ended 31 December, 2004 and the balance sheets as at 31 December, 2003 and 31 December, 2004 together with the relevant notes as extracted from the audited financial report of ZRCC for the year ended 31 December, 2004.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2004

                                                                                                      2004             2003
                                                                                Note               RMB'000          RMB'000

Turnover                                                                         3              41,991,481       29,070,343
Less: Business taxes and surcharges                                              4              (1,653,499)      (1,161,365)
                                                                                              -------------    -------------

Net sales                                                                                       40,337,982       27,908,978
Cost of sales                                                                                  (35,968,587)     (25,628,659)
                                                                                              -------------    -------------

Gross profit                                                                                     4,369,395        2,280,319
Other operating income                                                                              76,820           59,593
Selling and administrative expenses                                                               (531,995)        (511,645)
Other operating expenses                                                         5                (100,008)         (40,178)
Net loss on disposal of property, plant and equipment                                              (28,202)         (22,506)
Employee reduction expenses                                                      6                       -          (69,184)
                                                                                              -------------    -------------

Profit from operations                                                                           3,786,010        1,696,399
Net financing costs                                                             7(a)               (73,653)         (81,907)
Share of profits less (losses) from associates and jointly controlled                               53,077          (4,898)
entity
                                                                                              -------------    -------------

Profit from ordinary activities before taxation                                  7               3,765,434        1,609,594
Income tax expense                                                             10(a)            (1,152,075)        (521,565)
                                                                                              -------------    -------------

Profit from ordinary activities after taxation                                                   2,613,359        1,088,029
Minority interests                                                                                     (71)             (42)
                                                                                              -------------    -------------

Profit attributable to shareholders                                              11              2,613,288        1,087,987
                                                                                              =============    =============

Dividends attributable to the year:                                            12(a)

Interim dividend declared during the year                                                          227,138          126,188
Final dividend proposed after the balance sheet date                                               529,988          227,138
                                                                                              -------------    -------------

                                                                                                   757,126          353,326
                                                                                              =============    ============

Basic earnings per share                                                       13(a)               RMB1.04          RMB0.43
                                                                                              =============    ============

CONSOLIDATED BALANCE SHEET
as at 31 December 2004

                                                                                                      2004             2003
                                                                                Note               RMB'000          RMB'000
Non-current assets
  Property, plant and equipment                                                  14              8,619,019        8,527,919
  Construction in progress                                                       15                840,159          584,400
  Lease prepayments                                                                                 51,954           41,867
  Interests in associates                                                        17                189,650          215,167
  Interest in jointly controlled entity                                          18                 44,962            8,178
  Other investments                                                              19                148,996          143,800
  Deferred tax assets                                                            20                127,271          123,435
                                                                                              -------------    -------------

Total non-current assets                                                                        10,022,011        9,644,766
                                                                                              -------------    -------------
Current assets
  Inventories                                                                    21              2,016,241        1,609,258
  Trade receivables - third parties                                              22                230,017          267,787
  Other receivables, deposits and prepayments                                    23                287,083          376,350
  Amounts due from associates and jointly controlled entity                      24                 32,253           11,560
  Amounts due from parent companies and fellow subsidiaries                      25                769,834          519,225
  Deposits with banks                                                            26                 40,806           31,121
  Cash and cash equivalents                                                      26              2,094,534        1,028,518
                                                                                              -------------    -------------

Total current assets                                                                             5,470,768        3,843,819
                                                                                              -------------    -------------
Current liabilities
  Bank loans                                                                     27                430,000          884,200
  Trade payables - third parties                                                 28                671,572        1,057,410
  Accruals and other payables                                                                      742,594          688,035
  Amounts due to parent companies and fellow subsidiaries                        29              1,191,721          259,165
  Income tax payable                                                                               373,550          166,441
  Other taxes payable                                                                              345,887          390,964
  Dividends payable                                                                                  1,344              875
                                                                                              -------------    -------------

Total current liabilities                                                                        3,756,668        3,447,090
                                                                                              -------------    -------------

Net current assets                                                                               1,714,100          396,729
                                                                                              -------------    -------------

Total assets less current liabilities                                                           11,736,111       10,041,495
                                                                                              =============    =============
Non-current liabilities
  Bank loans                                                                     27                320,000          810,000
                                                                                              -------------    -------------


Minority interests                                                                                   2,351            2,350
                                                                                              -------------    -------------

Net assets                                                                                      11,413,760        9,229,145
                                                                                              =============    =============

Shareholders' equity
  Share capital                                                                  30              2,523,755        2,523,755
  Reserves                                                                       31              6,404,120        4,857,325
  Retained earnings                                                              31              2,485,885        1,848,065
                                                                                              -------------    -------------

                                                                                                11,413,760        9,229,145

BALANCE SHEET
as at 31 December 2004

                                                                                                      2004             2003
                                                                                Note               RMB'000          RMB'000
Non-current assets
  Property, plant and equipment                                                  14              7,742,999        7,644,207
  Construction in progress                                                       15                791,036          567,892
  Lease prepayments                                                                                 23,260           12,410
  Interests in subsidiaries                                                      16                857,817          989,799
  Interests in associates                                                        17                129,420          107,184
  Interest in jointly controlled entity                                          18                 44,962            8,178
  Other investments                                                              19                126,625          143,800
  Deferred tax assets                                                            20                116,170          113,250
                                                                                              -------------    -------------

Total non-current assets                                                                         9,832,289        9,586,720

Current assets
  Inventories                                                                    21              1,914,206        1,521,683
  Trade receivables - third parties                                              22                180,346          239,951
  Other receivables, deposits and prepayments                                    23                217,935          326,165
  Amounts due from associates and jointly controlled entity                      24                 11,026            6,780
  Amounts due from parent companies and fellow subsidiaries                      25                623,001          411,716
  Deposits with banks                                                            26                 30,000           30,000
  Cash and cash equivalents                                                      26              2,043,974        1,001,414
                                                                                              -------------    -------------

Total current assets                                                                             5,020,488        3,537,709

Current liabilities
  Bank loans                                                                     27                430,000          884,200
  Trade payables - third parties                                                 28                357,736          943,242
  Accruals and other payables                                                                      590,845          550,832
  Amounts due to parent companies and fellow subsidiaries                        29              1,063,338          157,002
  Income tax payable                                                                               352,069          168,121
  Other taxes payable                                                                              323,685          381,012
  Dividends payable                                                                                  1,344              875
                                                                                              -------------    -------------

Total current liabilities                                                                        3,119,017        3,085,284
                                                                                              -------------    -------------

Net current assets                                                                               1,901,471          452,425
                                                                                              -------------    -------------

Total assets less current liabilities                                                           11,733,760       10,039,145


Non-current liabilities
  Bank loans                                                                     27                320,000          810,000
                                                                                              -------------    -------------

Net assets                                                                                      11,413,760        9,229,145
                                                                                              =============    ============

Shareholders' equity
  Share capital                                                                  30              2,523,755        2,523,755
  Reserves                                                                       31              6,404,120        4,857,325
  Retained earnings                                                              31              2,485,885        1,848,065
                                                                                              -------------    -------------

                                                                                                11,413,760        9,229,145
                                                                                              =============    ============


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the year ended 31 December 2004

                                                                             Statutory      Discre-
                                                        Excess   Statutory      public      tionary
                                Share      Capital  over share     surplus     welfare      surplus    Retained
                              capital      reserve     capital     reserve        fund      reserve    earnings       Total
                              RMB'000      RMB'000     RMB'000     RMB'000     RMB'000      RMB'000     RMB'000     RMB'000
                      Note                               31(e)       31(a)       31(b)        31(c)       31(d)
As at 1 January 2003        2,523,755    1,990,029    (134,000)    868,745     523,562    1,433,913   1,241,302   8,447,306
Profit attributable
  to shareholders                   -            -           -           -           -            -   1,087,987   1,087,987
Appropriations                      -            -           -     119,402     119,402       11,682    (250,486)          -
Dividends              12           -            -           -           -           -            -    (328,088)   (328,088)
Deferred tax
  arising from
  government
  grants             20(a)          -       16,302           -           -           -            -           -      16,302
Others                              -        5,638           -           -           -            -           -       5,638
                           ----------   ----------   ---------   ---------   ---------   ----------  ----------  ----------
As at 31 December
  2003                      2,523,755    2,011,969    (134,000)    988,147     642,964    1,445,595   1,750,715   9,229,145
                           ==========   ==========   =========   =========   =========   ==========  ==========  ==========

As at 1 January
  2004, as
  previously
  reported                  2,523,755    2,011,969    (134,000)    988,147     642,964    1,445,595   1,750,715   9,229,145
Adjustment to
  appropriation
  of three
  reserves           31(f)          -            -           -    (102,614)    (49,132)      54,396      97,350           -
                           ----------   ----------   ---------   ---------   ---------   ----------  ----------  ----------
As at 1 January
  2004, as
  reclassified              2,523,755    2,011,969    (134,000)    885,533     593,832    1,499,991   1,848,065   9,229,145
Profit attributable
  to shareholders                   -            -           -           -           -            -   2,613,288   2,613,288
Appropriations                      -            -           -     261,255     261,255    1,000,000  (1,522,510)          -
Dividends              12           -            -           -           -           -            -    (454,276)   (454,276)
Deferred tax
  arising from
  government
  grants             20(a)          -       (1,318)          -           -           -            -       1,318           -
Others                              -       25,603           -           -           -            -           -      25,603
                           ----------   ----------   ---------   ---------   ---------   ----------  ----------  ----------
As at 31 December
  2004                      2,523,755    2,036,254    (134,000)  1,146,788     855,087    2,499,991   2,485,885  11,413,760
                           ==========   ==========   =========   =========   =========   ==========  ==========  ==========

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY for the year ended 31 December 2004

                                                                             Statutory      Discre-
                                                        Excess   Statutory      public      tionary
                                Share      Capital  over share     surplus     welfare      surplus    Retained
                              capital      reserve     capital     reserve        fund      reserve    earnings       Total
                              RMB'000      RMB'000     RMB'000     RMB'000     RMB'000      RMB'000     RMB'000     RMB'000
                    Note                                 31(e)       31(a)       31(b)        31(c)       31(d)
As at 1 January
  2003                      2,523,755    1,990,029    (134,000)    776,493     479,668    1,499,991   1,311,370   8,447,306
Profit
  attributable to
  shareholders                      -            -           -           -           -            -   1,087,987   1,087,987
Appropriations                      -            -           -     111,602     111,602            -    (223,204)          -
Dividends            12             -            -           -           -           -            -    (328,088)   (328,088)
Deferred tax
  arising from
  government
  grants           20(a)            -       16,302           -           -           -            -           -      16,302
Others                              -        5,638           -           -           -            -           -       5,638
                           ----------   ----------   ---------   ---------   ---------   ----------  ----------  ----------
As at 31 December
  2003                      2,523,755    2,011,969    (134,000)    888,095     591,270    1,499,991   1,848,065   9,229,145
Profit
  attributable to
  shareholders                      -            -           -           -           -            -   2,613,288   2,613,288
Appropriations                      -            -           -     261,255     261,255    1,000,000  (1,522,510)          -
Dividends            12             -            -           -           -           -            -    (454,276)   (454,276)
Deferred tax
  arising from
  government
  grants           20(a)            -       (1,318)          -           -           -            -       1,318           -
Others                              -       25,603           -      (2,562)      2,562            -           -      25,603
                           ----------   ----------   ---------   ---------   ---------   ----------  ----------  ----------
As at 31 December
  2004                      2,523,755    2,036,254    (134,000)  1,146,788     855,087    2,499,991   2,485,885  11,413,760
                          =================================================================================================

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2004

                                                                                                      2004             2003
                                                                                 Note              RMB'000          RMB'000
Operating activities
  Cash generated from operations                                                 (a)             4,555,090        3,050,782
  Income tax paid                                                                                 (931,285)        (546,824)
                                                                                             -------------    -------------
Net cash generated from operating activities                                                     3,623,805       2,503,958

Investing activities
  Acquisition of property, plant and equipment and construction in progress                     (1,083,740)      (2,069,937)
  Acquisition of associates, jointly controlled entity and other investments                       (35,538)         (13,810)
  Proceeds from sale of property, plant and equipment                                                2,936           12,737
  Proceeds from sale of associates and other investments                                             7,645           10,071
  Dividends received from associates and other investments                                          14,116           16,165
  Interest received                                                                                 13,446            7,555
  Increase in time deposits with banks                                                              (9,685)          (1,121)
                                                                                             -------------    -------------
Net cash used in investing activities                                                           (1,090,820)     (2,038,340)

Financing activities
  New bank loans                                                                                15,291,513        8,645,440
  Repayment of bank loans                                                                      (16,235,713)      (8,382,841)
  Dividends paid                                                                                  (453,807)        (328,074)
  Dividends paid to minority shareholders                                                              (70)             (14)
  Interest paid                                                                                    (68,892)         (96,966)
                                                                                             -------------    -------------
Net cash used in financing activities                                                           (1,466,969)        (162,455)
                                                                                             -------------    -------------
Net increase in cash and cash equivalents                                                        1,066,016          303,163
Cash and cash equivalents at 1 January                                                           1,028,518          725,355
                                                                                             -------------    -------------
Cash and cash equivalents at 31 December                                                         2,094,534        1,028,518
                                                                                             =============    =============

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the year ended 31 December 2004

(a) Reconciliation of profit from ordinary activities before taxation to cash generated from operations

                                                                                                     2004              2003
                                                                                    Note          RMB'000           RMB'000
      Profit from ordinary activities before taxation                                           3,765,434         1,609,594
      Adjustments for:
      Provision for impairment of other investments                                                17,442             1,676
      Net loss on disposal of property, plant and equipment                                        28,202            22,506
      Net loss on disposal of associates and other investments                                        154                 -
      Amortisation of lease prepayments                                                             1,096             1,143
      Depreciation of property, plant and equipment                                             1,032,879           844,305
      Share of (profits) less losses from associates and jointly controlled entity                (53,077)            4,898
      Dividend income from other investments                                                       (6,141)           (6,079)
      Interest expense                                                                             62,661            73,102
      Interest income                                                                             (12,324)           (8,122)
                                                                                            -------------     -------------
      Operating profit before changes in working capital                                        4,836,326         2,543,023
      Increase in inventories                                                                    (406,983)         (371,948)
      Decrease in trade receivables - third parties                                                37,770           111,179
      Decrease in other receivables, deposits and prepayments                                      69,515            57,175
      (Increase)/decrease in amounts due from associates and jointly controlled                   (20,693)            1,257
      entity
      (Increase)/decrease in amounts due from parent companies and fellow                        (309,172)           66,091
      subsidiaries
      Increase in lease prepayments                                                               (11,183)           (1,450)
      (Decrease)/increase in trade payables - third parties                                      (316,983)          492,357
      (Decrease)/increase in accruals and other payables                                          (24,688)          142,577
      Decrease in amounts due to associates                                                             -            (5,012)
      Increase in amounts due to parent companies and fellow subsidiaries                         746,258             3,161
      (Decrease)/increase in other taxes payable                                                  (45,077)           12,372
                                                                                            -------------     -------------
      Cash generated from operations                                                            4,555,090         3,050,782
                                                                                            =============     =============

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2004

1.    BACKGROUND AND PRINCIPAL ACTIVITIES

      Sinopec Zhenhai Refining & Chemical Company Limited ("the Company") was established in the People's Republic of China ("the PRC") on 28 June 1994 as a joint stock limited company as part of a restructuring exercise to convert Zhenhai General Petrochemical Works ("ZGP"), a state-owned enterprise, into a joint stock limited company. ZGP was under the direct supervision and control of China Petrochemical Corporation ("Sinopec Group Company"), a ministry-level enterprise under the direct supervision of the State Council of the PRC, which is responsible for the administration and development of the petrochemical industry in the PRC. On 28 June 1994, the Company took over the business undertakings and subsidiaries of ZGP together with the relevant assets and liabilities, and issued to Sinopec Group Company 1,800,000,000 state-owned shares with a par value of RMB1.00 each.

      As part of the reorganisation of Sinopec Group Company in 2000, Sinopec Group Company transferred all of its shareholdings in the Company to China Petroleum & Chemical Corporation ("Sinopec Corp"), a joint stock limited company established in the PRC on 25 February 2000. Since then, Sinopec Corp is the immediate parent company and Sinopec Group Company is the ultimate parent company.

      The Company and its subsidiaries (collectively "the Group") are principally engaged in the production and sale of petroleum products (including gasoline, diesel, kerosene, naphtha, liquefied petroleum gas ("LPG"), solvent oil and fuel oil), intermediate petrochemical products, asphalt, urea and petrochemical products (including paraxylene and polypropylene). Gasoline, diesel and kerosene are three major products of the Group. The principal activities of its principal subsidiaries are shown in note 16.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies adopted in the preparation of the financial statements are set out below:

      (a)   Statement of compliance

            The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB"). IFRS include International Accounting Standards ("IAS") and related interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

            The IASB has issued a number of new and revised IFRS and IAS ("new IFRS") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new IFRS in the financial statements for the year ended 31 December 2004. The Group has commenced an assessment of the impact of these new IFRS but is not yet in a position to state whether these new IFRS would have a significant impact on its results of operations and financial position.

      (b)   Basis of preparation

            The financial statements are presented in Renminbi, rounded to the nearest thousand. The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of certain property, plant and equipment where stated in note 2(e). The accounting policies have been consistently applied by the Group and are consistent with those adopted in the previous year.

            The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

      (c)   Basis of consolidation

            (i)   Subsidiaries

                  The consolidated financial statements of the Group include the financial statements of the Company and all of its principal subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

            (ii) Associates and jointly controlled entity

                  Associates are those entities in which the Company or the
            Group has significant influence, but not control, over the financial and operating policies.

                  A jointly controlled entity is an entity which operates under a contractual arrangement between the Company or the Group and other parties, where the contractual arrangement establishes that the Company or the Group and one or more of the other parties share joint control over the economic activity of the entity.

                  The Company's financial statements and the Group's
            consolidated financial statements include the Company's and the Group's share of the total recognised gains and losses of the principal associates and jointly controlled entity on an equity accounted basis, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company's or the Group's share of losses exceeds the carrying amount of the associate and the jointly controlled entity, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company or the Group has incurred obligations in respect of the associate and the jointly controlled entity.

            (iii) Transactions eliminated on consolidation

                  Intra-group transactions and balances, and any material
            unrealised profit arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

      (d)   Translation of foreign currencies

            Transactions in foreign currencies are translated into Renminbi at the applicable exchange rates quoted by the People's Bank of China ("PBOC rates") ruling at the transaction dates.

            Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Renminbi at the applicable PBOC rates ruling at that date.

            Foreign currency translation differences relating to funds borrowed to finance the construction of property, plant and equipment to the extent that they are regarded as an adjustment to interest charges are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

      (e)   Property, plant and equipment

            Property, plant and equipment are stated in the balance sheets at cost or valuation (see note 14(b)) less accumulated depreciation and impairment losses (see note 2(t)). Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

            (i)   Subsequent expenditure

                  Expenditure incurred to replace a component of an item of
            property, plant and equipment that is accounted for separately, is capitalised with the carrying amount of the component being written off. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement as an expense in the period in which it is incurred.

            (ii)  Depreciation

                  Depreciation is provided to write off the costs or revalued amount of property, plant and equipment over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values, as follows:

                  Buildings                                       20 to 40 years
                  Plant, machinery, equipment and others           8 to 18 years
                  Motor vehicles                                   8 to 10 years

            (iii) Retirement or disposal

                  Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the net sales proceeds and the carrying amount of the assets and are recognised in the income statement on the date of retirement or disposal.

      (f)   Construction in progress

            Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (see note 2(t)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the construction period.

            Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

            No depreciation is provided in respect of construction in progress.

      (g)   Lease prepayments

            Lease prepayments represent the amount of land use rights paid to the PRC land bureau. Land use rights are carried at historical cost less accumulated amortisation and impairment losses (see note 2(t)). Amortisation is calculated on a straight-line basis over the respective periods of the rights.

      (h)   Investments in subsidiaries

            In the Company's balance sheet, investments in subsidiaries are accounted for using the equity method.

      (i)   Other investments

            Other investments in unlisted equity securities are stated at cost less impairment losses (see note 2(t)). A provision is made where, in the opinion of management, the carrying amount of the other investments exceeds its recoverable amount.

      (j)   Inventories

            Inventories, other than spare parts and consumables, are carried at the lower of cost and net realisable value. Cost includes the cost of materials computed using the weighted average method and expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sales.

            When inventories are sold, the carrying amount of the inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

            Spare parts and consumables are stated at cost less any provision for obsolescence.

      (k)   Trade receivables

            Trade receivables are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

      (l)   Cash equivalents

            Cash equivalents consist of time deposits with banks with an initial term of less than three months when acquired. Cash equivalents are stated at cost, which approximate fair value.

      (m)   Provisions and contingent liabilities

            Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

            Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

      (n)   Revenue recognition

            Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value- added tax and is after deduction of any trade discounts and returns. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

            Revenue from the rendering of services is recognised in the income statement upon performance of the services.

            Dividend income is recognised when the shareholder's right to receive payment is established.

      (o)   Government grants

            Capital-based government grants consist of grants for the purchase of equipment used for technology improvements. Such grants are initially recorded as long-term liabilities and are offset against the cost of asset to which the grants related when construction commences. Upon transfer to property, plant and equipment, the grants are recognised as income over the useful life of the property, plant and equipment by way of reduced depreciation charge.

      (p)   Net financing costs

            Net financing costs comprise interest expense on borrowings, interest income from bank deposits, foreign exchange gains and losses and bank charges.

            Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

            All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

      (q)   Repairs and maintenance expenses

            Repairs and maintenance expenses, including cost of major overhaul, are charged to the income statement as and when they are incurred.

      (r)   Research and development costs

            Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group's research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. The research and development costs are therefore recognised as expenses in the period in which they are incurred.

      (s)   Retirement benefits

            Contributions to defined contribution scheme are recognised as an expense in the income statement as incurred. Further information is set out in note 9.

      (t)   Impairment losses

            The carrying amounts of the Group's assets, other than trade receivables (refer to accounting policy k), inventories (refer to accounting policy j), and deferred tax assets (refer to accounting policy
      v), are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

            The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

      (u)   Dividends

            Dividends are recognised as a liability in the period in which they are declared.

      (v)   Income tax

            Income tax on the income statement for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

            Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

            Deferred tax is provided under the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. The effect on deferred tax of any changes in tax rates is charged to income statement.

            A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

      (w)   Related parties

            For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

      (x)   Operating leases

            Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

      (y)   Segment reporting

            A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3.    TURNOVER

      Turnover represents the sales value of goods sold to customers, net of value-added tax and is after deduction of any sales discounts and returns.

4.    BUSINESS TAXES AND SURCHARGES

                                                            2004            2003
                                                         RMB'000         RMB'000

      Consumption tax                                  1,355,469         967,569
      City construction tax                              178,855         114,361
      Education surcharge                                102,977          65,831
      Others                                              16,198          13,604
                                                   -------------   -------------

      Total                                            1,653,499       1,161,365

                                                   =============   =============

      Consumption tax is levied on producers of gasoline and diesel based on an applicable tax rate applied to the volume of sales. City construction tax and education surcharge are levied on an entity based on applicable tax rates applied to the total amount of value-added tax, consumption tax and business tax.

5.    OTHER OPERATING EXPENSES

                                                                     2004             2003
                                                                  RMB'000          RMB'000
      Donations                                                    30,025            4,520
      Water utility fund                                           28,700           22,200
      Provision for impairment of other investments                17,442            1,676
      Others                                                       23,841           11,782
                                                            -------------    -------------
      Total                                                       100,008           40,178
                                                            =============    =============

6.    EMPLOYEE REDUCTION EXPENSES

      In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB69,184,000 during the year ended 31 December 2003 in respect of the voluntary resignation of approximately 870 employees. There were no employee reduction expenses incurred during the year ended 31 December 2004.

7.    PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

      Profit from ordinary activities before taxation is arrived at after charging/(crediting):

                                                                                                      2004             2003
                                                                                                   RMB'000          RMB'000
      (a)   Net financing costs

            Interest expense                                                                        67,434           97,291
            Less: Amount capitalised as projects in progress*                                       (4,773)         (24,189)
                                                                                             -------------    -------------

            Interest expense, net                                                                   62,661           73,102
            Interest income                                                                        (12,324)          (8,122)
            Net foreign exchange loss                                                               22,480           16,475
            Bank charges                                                                               836              452
                                                                                             -------------    -------------
            Total                                                                                   73,653           81,907
                                                                                             =============    =============

            * The borrowing costs have been capitalised at a rate of 5.05%-5.49%
            (2003: 5.05%-5.49%) per annum for projects in progress.

                                                                                                      2004             2003
                                                                                                   RMB'000          RMB'000
      (b)   Other items

            Cost of inventories #                                                               34,862,907       25,092,790
            Depreciation of property, plant and equipment #                                      1,032,879          844,305
            Amortisation of lease prepayments                                                        1,096            1,143
            Repairs and maintenance expenses #                                                     287,493          338,948
            Research and development costs                                                          14,076           41,864
            Staff costs #
               - Salaries, wages, bonus and other staff welfare                                    639,461          653,278
               - Contributions to retirement scheme                                                109,332          101,035
            Provision for impairment of other investments                                           17,442            1,676
            Auditors' remuneration                                                                   2,608            2,608
            Operating lease charges                                                                 12,634            4,243
            Dividend income from other investments                                                  (6,141)          (6,079)
                                                                                             =============    =============

      #   Cost of inventories includes RMB1,710,585,000 (2003:
          RMB1,588,967,000) relating to depreciation of property, plant and equipment, repairs and maintenance expenses and staff costs, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

      The number of employees of the Group as at 31 December 2004 was 8,766 (2003: 9,178).

8.    DIRECTORS' AND SUPERVISORS' EMOLUMENTS

      (a)   Directors' and supervisors' emoluments are as follows:

                                                    Basic salaries,
                                                    allowances and                       Retirement scheme
                  Name                Fees         benefits in kind        Bonus           contributions           Total
                                 2004      2003     2004      2003      2004     2003      2004     2003      2004      2003
                                                                   (Amounts in RMB'000)
            Directors:
              Sun Weijun            -         -       67        67       203      165        36       32       306       264
              Zhan Juping           -         -       67        67       203      165        36       32       306       264
              Xu Liqiao             -         -       54        54       163      132        36       32       253       218
              Sun Jianli            -         -       54        54       163      132        36       32       253       218
              Zhao Jinxuan          -         -       54        54       163      132        36       32       253       218
              Yu Renming            -         -       54        54       163      132        36       32       253       218

            External
            directors:
              Wang Lisheng          3         3        -         -         -        -         -        -         3         3
              Hu Weiqing            3         7        -         -         -        -         -        -         3         7

            Independent non-
              executive
              directors:
              Sun Yongsen          12        17        -         -         -        -         -        -        12        17
              Cen Kefa             16        19        -         -         -        -         -        -        16        19
              Li Linghong          16        17        -         -         -        -         -        -        16        17
              Qiu Yun              14        19        -         -         -        -         -        -        14        19

            Supervisors:
              Gu Yueguang           -         -       54        52       163      128        35       32       252       212
              Lu Xiangyang          6         4        -         -         -        -         -        -         6         4
              Zhang Jianjun         6         4        -         -         -        -         -        -         6         4
              Bao Chuntian         14        17        -         -         -        -         -        -        14        17
              Luo Jie              18        19        -         -         -        -         -        -        18        19
              Liu Youyin            -         -       46        27        93       84        35       31       174       142
              Chen Yaohuan          -         -       49        35       107      106        35       31       191       172
                              -------   -------   ------   -------   -------  -------   -------   ------   -------   -------
                                  108       126      499       464     1,421    1,176       321      286     2,349     2,052
                              =======   =======   ======   =======   =======  =======   =======   ======   =======   =======

            For the years ended 31 December 2004 and 2003, no emolument was paid to the directors or supervisors as an inducement to join or upon joining the Company or as compensation for loss of office.

      (b)   Five individuals with highest emoluments:

            The five individuals with highest emoluments of the Company in 2004 and 2003 were all executive directors, whose total emoluments have been shown above.

9.    RETIREMENT SCHEME

      As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement scheme organised by the Ningbo Labour Insurance Administration Department. The Group is required to make contributions to the retirement scheme at a rate of 20% of total salaries and benefits in kind of its employees. A member of the scheme is entitled to retirement benefits equal to a fixed proportion of the salary prevailing at his retirement date.

      Other than the above, pursuant to a document "Lao Bu Fa [1995] No. 464" dated 29 December 1995 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement scheme for its employees. The assets of the scheme are held separately from those of the Group in an independent fund administered by representatives from the Group. The scheme is funded by contributions from the Group which are calculated at a rate based on the salaries and benefits in kind of its employees. The contribution rate for 2004 was 5% (2003: 5%).

      The Group has no other material obligation for the payment of retirement benefits associated with this scheme beyond the annual contributions described above.

10.   INCOME TAX EXPENSE

      Individual companies within the Group are mainly subject to Enterprise Income Tax ("EIT") at 33% on taxable income determined according to the PRC tax laws.

      Pursuant to the document "Cai Shui Zi [1994] No. 1" issued by the Ministry of Finance ("MOF") and the State Administration of Taxation of China ("SAT") on 29 March 1994, the Group is eligible for certain EIT preferential treatments because of its recycling of certain waste materials. During 2004, the amount of EIT refund was RMB71,747,000 (2003: RMB9,833,000).

      Pursuant to the document "Cai Shui Zi [1999] No. 290" issued by the MOF and SAT on 8 December 1999, the Group is eligible for certain EIT preferential treatments because of its purchase of certain domestic equipment for technical improvements. During 2004, the amount of EIT refund was RMB29,812,000 (2003:
RMB29,441,000).

      The Group did not carry on business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong Profits Tax.

      (a)   Income tax expense in the consolidated income statement represents:

                                                                                                     2004              2003
                                                                                                  RMB'000           RMB'000
            Current tax expense
                  - Current year                                                                1,137,917           509,421
                  - Under provision in respect of prior years                                         477             5,120
                                                                                            -------------     -------------
                                                                                                1,138,394           514,541
            Deferred taxation                                                                      (3,836)             (165)
            Share of associates' and jointly controlled entity's income tax                        17,517             7,189
                                                                                            -------------     -------------
            Total income tax expense in consolidated income statement                           1,152,075           521,565
                                                                                            =============     =============


      (b) Reconciliation of effective tax rate:

                                                                                                     2004              2003
                                                                                                  RMB'000           RMB'000
            Profit from ordinary activities before taxation                                     3,765,434         1,609,594
                                                                                            =============     =============

            Expected income tax at statutory tax rate of 33%                                    1,242,593           531,166
            Non-deductible expenses                                                                 7,771            15,386
            Tax exempt revenue                                                                     (2,027)           (2,006)
            EIT preferential treatments                                                          (101,559)          (39,274)
            Effect of tax losses not recognised                                                     1,334            11,060
            Differential tax rate of associates                                                       129               778
            Under provision of income tax expenses in respect of prior years                          477             5,120
            Others                                                                                  3,357              (665)
                                                                                            -------------     -------------
            Income tax expense                                                                  1,152,075           521,565
                                                                                            =============     =============

11.   PROFIT ATTRIBUTABLE TO SHAREHOLDERS

      The profit attributable to shareholders of RMB2,613,288,000 (2003:
RMB1,087,987,000) has been dealt with in the financial statements of the Company.

12.   DIVIDENDS

      (a)   Dividends attributable to the year

                                                                                                     2004              2003
                                                                                                  RMB'000           RMB'000
            Interim dividend declared and paid of RMB0.09 per share (2003: RMB0.05 per
              share)                                                                              227,138           126,188
            Final dividend proposed after the balance sheet date of RMB0.21 per share (2003: RMB0.09 per share)
                                                                                                  529,988           227,138
                                                                                            -------------     -------------
                                                                                                  757,126           353,326
                                                                                            =============     =============

            Pursuant to a resolution passed at the Board of Directors' meeting on 8 April 2005, a final dividend of RMB0.21 (2003: RMB0.09) per share totalling RMB529,988,438 (2003: RMB227,137,902) was proposed for shareholders' approval at the Annual General Meeting.

            The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

      (b) Dividends attributable to the previous financial year, approved and paid during the year

                                                                                                     2004            2003
                                                                                                  RMB'000         RMB'000
            Final dividend in respect of the previous financial year, approved and paid during the year, of RMB0.09 per share
              (2003: RMB0.08 per share)                                                           227,138         201,900
                                                                                            =============   =============

13.   EARNINGS PER SHARE

      (a)   Basic earnings per share

            The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders of RMB2,613,288,000 (2003:
      RMB1,087,987,000) and the weighted average number of ordinary shares of 2,523,754,468 (2003: 2,523,754,468) in issue during the year.

      (b)   Diluted earnings per share

            There were no dilutive potential ordinary shares in existence during the years ended 31 December 2003 and 2004.

14.   PROPERTY, PLANT AND EQUIPMENT

      The Group

                                                                                        Plant,
                                                                                    machinery,
                                                                                 equipment and         Motor
                                                                      Buildings         others      vehicles          Total
                                                                        RMB'000        RMB'000       RMB'000        RMB'000
      Cost or valuation:

      At 1 January 2004                                                 920,712     12,645,870       138,104     13,704,686
      Reclassification                                                   (8,740)         8,740             -              -
      Transfer from construction in progress (note 15)                   95,458        929,616        40,598      1,065,672
      Additions                                                               -         86,601         2,844         89,445
      Disposals                                                         (15,220)       (70,130)      (26,859)      (112,209)
                                                                  -------------  ------------- -------------  -------------
      At 31 December 2004                                               992,210     13,600,697       154,687     14,747,594

      Accumulated depreciation:

      At 1 January 2004                                                 208,094      4,876,000        92,673      5,176,767
      Depreciation charge for the year                                   41,146        979,677        12,056      1,032,879
      Written back on disposal                                           (3,242)       (53,815)      (24,014)       (81,071)
                                                                  -------------  ------------- -------------  -------------
      At 31 December 2004                                               245,998      5,801,862        80,715      6,128,575
                                                                  -------------  ------------- -------------  -------------
      Net book value:

      At 31 December 2004                                               746,212      7,798,835        73,972      8,619,019
                                                                  =============  ============= =============  =============
      At 31 December 2003                                               712,618      7,769,870        45,431      8,527,919
                                                                  =============  ============= =============  =============

      The Company

                                                                                        Plant,
                                                                                    machinery,
                                                                                 equipment and         Motor
                                                                      Buildings         others      vehicles          Total
                                                                        RMB'000        RMB'000       RMB'000        RMB'000
      Cost or valuation:

      At 1 January 2004                                                 460,885     11,757,612       103,396     12,321,893
      Reclassification                                                  (8,700)          8,700             -              -
      Transfer from construction in progress (note 15)                   59,335        918,425        18,511        996,271
      Additions                                                               -         86,153         2,844         88,997
      Disposals                                                         (14,007)       (55,975)      (22,887)       (92,869)
                                                                  -------------  ------------- -------------  -------------
      At 31 December 2004                                               497,513     12,714,915       101,864    13,314,292

      Accumulated depreciation:

      At 1 January 2004                                                  97,352      4,505,004        75,330      4,677,686
      Depreciation charge for the year                                   17,200        931,995         9,028        958,223
      Written back on disposal                                           (2,722)       (39,995)      (21,899)       (64,616)
                                                                  -------------  ------------- -------------  -------------
      At 31 December 2004                                               111,830      5,397,004        62,459     5,571,293
                                                                  -------------  ------------- -------------  -------------
      Net book value:

      At 31 December 2004                                               385,683      7,317,911        39,405      7,742,999
                                                                  =============  ============= =============  =============
      At 31 December 2003                                               363,533      7,252,608        28,066      7,644,207
                                                                  =============  ============= =============  =============

      (a)   All of the Group's buildings are located in the PRC.

      (b) The Company was established in the PRC on 28 June 1994 as a joint stock limited company as part of the restructuring of ZGP. On the same date, the principal business undertakings of ZGP together with the relevant assets and liabilities were taken over by the Company. As required by the relevant PRC rules and regulations, a valuation of the assets and liabilities to be injected into the Company was carried out as at 31 March 1994 by an independent valuer, Zhong Fa International Properties Valuation Corporation, and approved by the State-owned Assets Administration Bureau. The injected assets and liabilities were reflected in the financial statements on this basis.

            In accordance with IAS 16 Property, plant and equipment, subsequent to this revaluation, which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair value at the balance sheet date. Based on a revaluation performed by an independent valuer registered in the PRC, China United Assets Appraisal Corporation as of 31 December 2004, which was based on depreciated replacement costs, the carrying value of property, plant and equipment did not differ materially from their fair value.

15.   CONSTRUCTION IN PROGRESS

                                                                           The Group                   The Company
                                                                           2004           2003          2004           2003
                                                                        RMB'000        RMB'000       RMB'000        RMB'000
       Projects in progress
         At 1 January                                                   489,618      1,101,062       473,110      1,089,606
         Additions                                                    1,357,177      2,095,427     1,296,359      1,984,455
         Transfer to property, plant and equipment (note 14)         (1,065,672)    (2,706,871)     (996,271)    (2,600,951)
                                                                  -------------  ------------- -------------  -------------
       At 31 December                                                   781,123        489,618       773,198        473,110
       Construction materials                                            59,036         94,782        17,838         94,782
                                                                  -------------  ------------- -------------  -------------
                                                                        840,159        584,400       791,036        567,892
                                                                  =============  ============= =============  =============

16.   INTERESTS IN SUBSIDIARIES

                                                                                                     The Company
                                                                                                      2004             2003
                                                                                                   RMB'000          RMB'000
      Share of net assets, unlisted                                                              1,177,158        1,115,362
      Amounts due from subsidiaries                                                                248,516          441,026
      Amounts due to subsidiaries                                                                 (567,857)        (566,589)
                                                                                             -------------    -------------
                                                                                                   857,817          989,799
                                                                                             =============    =============

      The following list contains only the particulars of subsidiaries, all of which are companies established and operating in the PRC, which principally affected the results, assets or liabilities of the Group:

                                                                     Percentage of equity
                                                        Registered  held by the      held by      Type of         Principal
      Name of subsidiary                                   capital      Company   subsidiary legal entity          activity
                                                           RMB'000
      Zhenhai Refining & Chemical Maintenance               30,000         100%            -  Joint stock     Repairing and
        and Installation Company                                                                  company   installation of
                                                                                                                 industrial
                                                                                                                  equipment
      Ningbo Economic & Technical Development              300,000         100%            -  Joint stock       Warehousing
        Zone Zhenhai Refining & Chemical                                                          company          services
        Warehousing Company
      Zhenhai Refining & Chemical Engineering               50,000         100%            -  Joint stock    Contractor for
                                                                                                  company      construction
                                                                                                                   projects
      Zhenhai Refining & Chemical Materials and            245,000         100%            -  Joint stock        Trading in
        Equipment Company                                                                         company      construction
                                                                                                              materials and
                                                                                                                   supplies
      Ningbo Bonded Area Zhenhai Refining &                 10,000          90%          10%      Limited        Import and
        Chemical International Trading Company                                                    company         export of
                                                                                                              petrochemical
                                                                                                                   products
      Zhenhai Refining & Chemical Haida                     40,290         100%            -  Joint stock   Contract labour
        Development Company                                                                       company         services,
                                                                                                           trading in daily
                                                                                                            necessities for
                                                                                                              employees and
                                                                                                                 trading in
                                                                                                              petrochemical
                                                                                                                   products
      Ningbo Bonded Area Zhenhai Refining &                 50,000          95%           5%      Limited     Wholesale and
        Chemical Gas Stations Investment                                                          company         retail of
        Company Limited                                                                                       petrochemical
                                                                                                               products and
                                                                                                                warehousing
                                                                                                                   services
      Zhenhai Refining & Chemical Pressure                     200         100%            -   Collective      Provision of
        Containers Examination and Maintenance                                                 enterprise       repairs and
        Station                                                                                                 maintenance
                                                                                                               services for
                                                                                                             containers and
                                                                                                                  pipelines
      Zhenhai Refining & Chemical Dong Hai Hotel            30,000         100%            -  Joint stock      Provision of
                                                                                                  company         hotel and
                                                                                                                   catering
                                                                                                                   services
      Ningbo Jinchen Trading Company Limited                18,000          90%          10%      Limited          Sales of
                                                                                                  company     petrochemical
                                                                                                               products and
                                                                                                                warehousing
                                                                                                                   services
      Ningbo Donghai Petrochemical Company                   4,000          90%          10%      Limited     Wholesale and
        Limited                                                                                   company         retail of
                                                                                                              petrochemical
                                                                                                                   products

      None of the subsidiaries has issued any debt securities.

17.   INTERESTS IN ASSOCIATES

                                                                           The Group                   The Company
                                                                           2004           2003          2004           2003
                                                                        RMB'000        RMB'000       RMB'000        RMB'000
      Share of net assets                                               189,650        215,167       129,420        107,184
                                                                  =============  ============= =============  =============

      The following list contains only the particulars of principal associates, which are companies established and operating in the PRC, which principally affected the results, assets or liabilities of the Group:

                                                                             Percentage of
                                                                Registered  equity held by    Type of legal        Principal
       Name of associate                                           capital     the Company           entity         activity
                                                                   RMB'000
       Xiamen Luyong Petrochemical Company Limited                  40,000             50%  Limited company       Trading in
                                                                                                                   petroleum
                                                                                                                    products
       Zhuhai Gulf Petrochemical Company Limited                    10,000             45%  Limited company       Trading in
                                                                                                               petroleum and
                                                                                                               petrochemical
                                                                                                                    products
       Nantong Donghai Petrochemical Company Limited                73,000             50%       Collective       Trading in
                                                                                                 enterprise    petrochemical
                                                                                                                    products
       Hangzhou Xiaoshan Donghai Petrochemical Company              15,000             50%  Limited company       Trading in
         Limited                                                                                                   petroleum
                                                                                                                    products
       Wenzhou Donghai Petrochemical Company Limited                11,644             50%  Limited company       Trading in
                                                                                                               petrochemical
                                                                                                                    products
       Zhejiang Petroleum Products Pipage and Storage               90,000             50%  Limited company       Pipage and
         Company Limited                                                                                          storage of
                                                                                                                   petroleum
                                                                                                                    products

18.   INTEREST IN JOINTLY CONTROLLED ENTITY

                                                                           The Group                   The Company
                                                                            2004          2003          2004           2003
                                                                         RMB'000       RMB'000       RMB'000        RMB'000

       Share of net assets                                                44,962         8,178        44,962          8,178
                                                                   ============= ============= =============  =============

      Details of the Group's interest in the jointly controlled entity are as follows:

                                    Place of                         Percentage of
      Name of jointly          incorporation       Registered   ownership interest       Type of legal
      controlled entity        and operation          capital  held by the Company              entity   Principal activity
                                    USD'000
      Zhenhai Refining &                 PRC           10,000                  50%     Limited company       Trading of LPG
        Chemical BP (Ningbo)
        LPG Company Limited

19.   OTHER INVESTMENTS

                                                                           The Group                   The Company
                                                                            2004          2003          2004           2003
                                                                         RMB'000       RMB'000       RMB'000        RMB'000
       Other investments in unlisted shares, at cost                     191,746       169,108       169,108        169,108
       Less: Provision for impairment losses                             (42,750)      (25,308)      (42,483)       (25,308)
                                                                   ------------- ------------- -------------  -------------
                                                                         148,996       143,800       126,625        143,800
                                                                   ============= ============= =============  =============

20.   DEFERRED TAX ASSETS

      The movements and components of deferred tax assets are as follows:

                                                                        The Group
                                           Balance at    Recognised                  Balance at    Recognised    Balance at
                                            1 January     in income    Recognised   31 December     in income   31 December
                                                 2003     statement    in reserve          2003     statement          2004
                                   Note       RMB'000       RMB'000       RMB'000       RMB'000       RMB'000       RMB'000
      Current
        Provisions,                            29,675        (5,950)            -        23,725         2,596        26,321
        primarily
        for receivables
        and inventories

      Non-current
        Government grants           (a)             -             -        16,302        16,302        (1,318)       14,984
        Provision for                           7,799           553             -         8,352        5,668         14,020
          other investments
        Land use rights                        55,000        (1,320)            -        53,680        (1,320)       52,360
        Property, plant                        14,494         6,882             -        21,376        (1,790)       19,586
          and equipment
                                        ------------- ------------- ------------- ------------- ------------- -------------
                                              106,968           165        16,302       123,435         3,836       127,271
                                        ============= ============= ============= ============= ============= =============

                                                                      The Company
                                           Balance at    Recognised                  Balance at    Recognised    Balance at
                                            1 January     in income    Recognised   31 December     in income   31 December
                                                 2003     statement    in reserve          2003     statement          2004
                                   Note       RMB'000       RMB'000       RMB'000       RMB'000       RMB'000       RMB'000
      Current
        Provisions,                            19,490        (5,950)            -        13,540         1,680        15,220
        primarily
        for receivables
        and inventories

      Non-current
        Government grants           (a)             -             -        16,302        16,302        (1,318)       14,984
        Provision for                           7,799           553             -         8,352         5,668        14,020
          other investments
        Land use rights                        55,000        (1,320)            -        53,680        (1,320)       52,360
        Property, plant                        14,494         6,882             -        21,376        (1,790)       19,586
          and equipment
                                        ------------- ------------- ------------- ------------- ------------- -------------
                                               96,783           165        16,302       113,250         2,920       116,170
                                        ============= ============= ============= ============= ============= =============

      (a) According to the Company's IFRS accounting policy (note 2(o) refers) regarding government grants, capital-based government grants are offset against cost of the asset to which the grants related. However, for tax purposes, such government grants could not be offset against the cost of the asset but should be treated as a non-taxable item and credited to capital reserve. The difference between the carrying amount of the asset, reduced by the amount of the government grants received, and its tax base is a temporary difference and gives rise to a deferred tax asset. The deferred tax is credited directly to capital reserve.

      (b) The Group has not recognised deferred tax assets in respect of the unutilised tax losses of certain subsidiaries amounting to RMB7,801,000 (2003: RMB6,467,000). Except for this, there is no other significant deferred tax asset or liability that has not been provided for in the financial statements.

21.   INVENTORIES

                                                                           The Group                   The Company
                                                                            2004          2003          2004           2003
                                                                         RMB'000       RMB'000       RMB'000        RMB'000
       Raw materials                                                     674,824       634,212       674,824        634,212
       Work in progress                                                  725,606       526,188       725,606        526,188
       Finished goods                                                    479,366       304,808       479,366        304,808
       Spare parts and consumables                                       136,445       144,050        34,410         56,475
                                                                   ------------- ------------- -------------  -------------
                                                                       2,016,241     1,609,258     1,914,206      1,521,683
                                                                   ============= ============= =============  =============

      As at 31 December 2004, the carrying amount of the Group's and the Company's inventories carried at net realisable value amounted to RMB107,799,000 (2003: RMB80,884,637).

22.   TRADE RECEIVABLES - THIRD PARTIES

                                                                           The Group                   The Company
                                                                            2004          2003          2004           2003
                                                                         RMB'000       RMB'000       RMB'000        RMB'000
       Bills receivable                                                  137,202       177,095       110,680        160,887
       Accounts receivable                                                93,918        91,956        69,666         79,593
                                                                   ------------- ------------- -------------  -------------
                                                                         231,120       269,051       180,346        240,480
       Less: Allowance for doubtful accounts                              (1,103)       (1,264)            -           (529)
                                                                   ------------- ------------- -------------  -------------
                                                                         230,017       267,787       180,346        239,951
                                                                   ============= ============= =============  =============

      The ageing analysis of trade receivables - third parties (before allowance for doubtful accounts) is as follows:

                                                                           The Group                   The Company
                                                                            2004          2003          2004           2003
                                                                         RMB'000       RMB'000       RMB'000        RMB'000
       Invoice date:
       Within one year                                                   228,890       267,557       180,346        239,951
       Between one and two years                                           1,607           329             -              -
       Between two and three years                                             6             -             -              -
       Over three years                                                      617         1,165             -            529
                                                                   ------------- ------------- -------------  -------------
                                                                         231,120       269,051       180,346        240,480
                                                                   ============= ============= =============  =============

      Sales are generally on a cash term. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

23.   OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

      Other receivables, deposits and prepayments of the Group and the Company expected to be recovered after more than one year is RMB86,144,073 (2003:
RMB108,794,000).

24.   AMOUNTS DUE FROM ASSOCIATES AND JOINTLY CONTROLLED ENTITY

      The amounts due from associates and jointly controlled entity are unsecured, interest free and have no fixed repayment terms.

25.   AMOUNTS DUE FROM PARENT COMPANIES AND FELLOW SUBSIDIARIES

                                                                           The Group                   The Company
                                                                            2004          2003          2004           2003
                                                                         RMB'000       RMB'000       RMB'000        RMB'000

       Trade balances                                                    616,056       402,586       615,690        402,586
       Non-trade balances                                                153,778       116,639         7,311          9,130
                                                                   ------------- ------------- -------------  -------------
                                                                         769,834       519,225       623,001        411,716
                                                                   ============= ============= =============  =============

      The amounts due from parent companies and fellow subsidiaries are unsecured, interest free and have no fixed repayment terms. All the trade and non-trade balances aged less than one year.

26.   DEPOSITS WITH BANKS AND CASH AND CASH EQUIVALENTS

                                                                           The Group                   The Company
                                                                            2004          2003          2004           2003
                                                                         RMB'000       RMB'000       RMB'000        RMB'000
       Cash at bank and in hand                                        1,994,534     1,021,069     1,943,974        993,965
       Time deposits with an initial term of less than three             100,000         7,449       100,000          7,449
       months
                                                                   ------------- ------------- -------------  -------------
       Cash and cash equivalents                                       2,094,534     1,028,518     2,043,974      1,001,414
       Time deposits with an initial term over three months               40,806        31,121        30,000         30,000
                                                                   ------------- ------------- -------------  -------------
                                                                       2,135,340     1,059,639     2,073,974      1,031,414
                                                                   ============= ============= =============  =============

27.   BANK LOANS

      (a) Bank loans as at 31 December 2004 were unsecured and repayable as follows:

                                                                                              The Group and the Company
                                                                                                      2004             2003
                                                                                                   RMB'000          RMB'000
            Within 1 year or on demand
            Current portion of long-term bank loans                                                430,000          884,200

            After 1 year but within 2 years                                                        320,000          430,000
            After 2 years but within 5 years                                                             -          380,000
                                                                                             -------------    -------------
                                                                                                   320,000          810,000

                                                                                                   750,000        1,694,200
                                                                                             =============    =============

            All the bank loans as at 31 December 2004 were denominated in Renminbi.

      (b) The interest rates and terms of repayment of long-term bank loans are as follows:

                                                                                                The Group and the Company
            Long-term bank loans                                   Interest rate Interest type          2004           2003
                                                                                                     RMB'000        RMB'000

            Due in 2004                                              5.04%-6.12%      Floating             -        884,200
            Due in 2005                                              5.22%-5.49%      Floating       430,000        430,000
            Due in 2006                                              5.05%-5.22%      Floating       320,000        380,000
                                                                                               -------------  -------------
            Total long-term bank loans                                                               750,000      1,694,200
            Less: Current portion of long-term bank loans                                           (430,000)      (884,200)
                                                                                               -------------  -------------
            Non-current portion of long-term bank loans                                              320,000        810,000
                                                                                               =============  =============

28.   TRADE PAYABLES - THIRD PARTIES

      The maturity analysis of trade payables - third parties is as follows:

                                                                           The Group                   The Company
                                                                            2004          2003          2004           2003
                                                                         RMB'000       RMB'000       RMB'000        RMB'000
       Due within 1 month or on demand                                   481,548       896,817       281,560        796,414
       Due after 1 month and within 6 months                             190,024       160,593        76,176        146,828
                                                                   ------------- ------------- -------------  -------------
                                                                         671,572     1,057,410       357,736        943,242
                                                                   ============= ============= =============  =============

29.   AMOUNTS DUE TO PARENT COMPANIES AND FELLOW SUBSIDIARIES

                                                                           The Group                   The Company
                                                                           2004           2003          2004           2003
                                                             Note       RMB'000        RMB'000       RMB'000        RMB'000
       Trade balances                                         (a)       829,056         81,228       828,690         35,891
       Non-trade balances                                     (b)       362,665        177,937       234,648        121,111
                                                                  -------------  ------------- -------------  -------------
                                                                      1,191,721        259,165     1,063,338        157,002
                                                                  =============  ============= =============  =============

      (a) The maturity analysis of the trade balances included in the amounts due to parent companies and fellow subsidiaries is as follows:

                                                                           The Group                   The Company
                                                                           2004           2003          2004           2003
                                                                        RMB'000        RMB'000       RMB'000        RMB'000
            Due within 1 month or on demand                             828,040         81,228       827,674         35,891
            Due after 1 month and within 6 months                         1,016              -         1,016              -
                                                                  -------------  ------------- -------------  -------------
                                                                        829,056         81,228       828,690         35,891
                                                                  =============  ============= =============  =============

      (b) All the non-trade balances are unsecured, interest free and have no fixed repayment terms.

30.   SHARE CAPITAL

                                                                                              The Group and the Company
                                                                                                       2004            2003
                                                                                                    RMB'000         RMB'000
       Authorised:
       1,800,000,000 state-owned shares of RMB1.00 each                                           1,800,000       1,800,000
       1,381,000,000 H shares of RMB1.00 each                                                     1,381,000       1,381,000
                                                                                              -------------   -------------
                                                                                                  3,181,000       3,181,000
                                                                                              =============   =============
Issued and fully paid:
1,800,000,000 state-owned shares of RMB1.00 each                                                  1,800,000       1,800,000
723,754,468 H shares of RMB1.00 each                                                                723,755         723,755
                                                                                              -------------   -------------
                                                                                                  2,523,755       2,523,755
                                                                                              =============   =============

      State-owned shares and H shares rank pari passu in all material respects, except that the shareholders of the state-owned shares are restricted to the legal persons, while the shareholders of H shares are restricted to investors outside the PRC. In addition, dividends on the state-owned shares are payable in Renminbi, while dividends on H shares are payable in Hong Kong dollars.

31.   RESERVES AND RETAINED EARNINGS

      (a) According to the Articles of Association of the Company and its subsidiaries in the PRC, each of these entities is required to transfer 10% of its profit after taxation, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory surplus reserve ("SSR") until the reserve balance reaches 50% of its registered capital. The transfer to this reserve must be made before distribution of dividends to shareholders of these entities.

            The SSR can be used to make good its previous years' losses, if any, or to expand its production and operation, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of its registered capital.

      (b) According to the Articles of Association of the Company and its subsidiaries in the PRC, each of these entities is required to transfer 5% to 10% of its profit after taxation, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund ("SPWF"). This fund can only be utilised on capital items for the collective benefits of its employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of dividends to shareholders of these entities. The Board of Directors of the Company has resolved to transfer 10% (2003: 10%) of its current year's profit after taxation to the SPWF.

      (c) The transfer to the discretionary surplus reserve ("DSR") from profit after taxation is subject to the approval by shareholders at Annual General Meeting. Its usage is similar to that of SSR.

            The Company has proposed to transfer RMB1,000,000,000 of its profit after taxation to this reserve in respect of the financial year 2004 (2003: RMB nil). The Company's subsidiaries have proposed not to transfer any of its profit after taxation to this reserve in respect of the financial year 2004 (2003: RMB11,682,000).

      (d) According to the Company's Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IFRS. At 31 December 2004, the amount of retained earnings available for distribution, which was the amount determined in accordance with the PRC Accounting Rules and Regulations, was RMB2,300,542,000 (2003: RMB1,664,776,000). After the balance sheet date, the Board of Directors proposed a final dividend of RMB529,988,438 (2003: RMB227,137,902) in respect of the financial year 2004.

      (e) Effective 1 January 2002, land use rights which are included in lease prepayments are carried at historical cost less accumulated amortisation and impairment losses. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset was reversed to shareholders' equity at 1 January 2002.

      (f) Before 1 January 2004, appropriation of SSR, SPWF and DSR ("three reserves") was provided by the individual legal entities respectively and the balances of these three reserves presented in the Company's consolidated financial statements reflected the total of the balances in the individual financial statements of the Company and its subsidiaries. However, according to a notice issued by State-owned Assets Supervision and Administration Commission of the State of Council on 22 October 2004, the appropriation of these three reserves in an enterprise's consolidated financial statements should be based on its consolidated profit after tax.

            The effect of this change did not have a material impact on the Group's financial condition and results of operations in the years prior to the change. As such, certain comparative figures have been reclassified to conform with the current year's presentation.

32.   RELATED PARTY TRANSACTIONS

      Most of the transactions undertaken by the Group during the year ended 31 December 2004 have been effected with such counterparties and on such terms as have been determined by the Company's immediate parent company, Sinopec Corp, and other relevant PRC authorities. Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis.

      (a) Major transactions between the Group with Sinopec Corp or Sinopec Group Company are as follows:

                                                                                                  2004                2003
                                                                            Note               RMB'000             RMB'000
            Research and development expenses                               (i)                      -              35,000
            Research and development subventions received                   (i)                      -               7,820
            Insurance premium expenses                                      (ii)                54,150              44,714
            Safety insurance fund received                                  (iii)               16,831              18,271
                                                                                         =============       =============

            (i) The Group paid Sinopec Corp for research and development expenditures in accordance with the provisions of an agreement between the Group and Sinopec Corp in 2003. Also, the Group undertook certain research and development projects for Sinopec Corp. During 2004, the Group undertook research and development projects itself in accordance with Sinopec Corp's instructions and no such expenses paid or payable to Sinopec Corp were incurred.

            (ii) Pursuant to administrative measures issued by Sinopec Corp, the Group maintains insurance coverage with a subsidiary of Sinopec Group Company, which cover the Group's buildings, machinery, equipment and inventories. The insurance premium expenses are calculated based on certain percentage of the carrying value of the Group's assets covered.

            (iii) Safety insurance fund received from Sinopec Group Company can only be utilised to enhance the Group's security and safety measures or to conduct specified researches.

      (b) Major transactions between the Group with the related companies under Sinopec Corp or Sinopec Group Company are as follows:

                                                                                                      2004             2003
                                                                                                   RMB'000          RMB'000
            (i)   inopec Yizheng Chemical Fibre Company Limited

                  Sales of products - paraxylene                                                 1,771,026          293,474
                                                                                             =============    =============
            (ii)  thers

                  Sales of products and service fee income                                      30,353,232       21,071,622
                  Import of crude oil through related companies                                 14,853,070        6,162,495
                  Purchase of crude oil                                                                  -        2,102,218
                  Purchase of equipment and related service fee charges                            403,722          830,863
                  Construction fee expense                                                         384,102          346,829
                  Service fee charges in relation to import and export of
                  crude oil                                                                         74,551           46,492
                  Operating lease expense in respect of land                                        12,634                -
                  Interest income, net                                                               1,464              735
                                                                                             =============    =============

      (c) Major transactions between the Group with its associates and jointly controlled entity are as follows:

                                                                                                      2004             2003
                                                                                                   RMB'000          RMB'000
            Sales of products                                                                    3,530,382          936,221
                                                                                             =============    =============

      (d)   Settlement account with a related company:

                                                                                                      2004             2003
                                                                                                   RMB'000          RMB'000
            Balance of settlement account                                                        1,626,615          669,334
                                                                                             =============    =============

            The balance of the settlement account with a related company mainly represents the proceeds from sales of certain petroleum products made to a sales subsidiary of Sinopec Corp.

            Balances of amounts due from/to parent companies, fellow subsidiaries, associates and jointly controlled entity have been disclosed on the face of the Group's consolidated balance sheet and the Company's balance sheet.

            The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the terms of agreements governing such transactions.

33.   SEGMENT REPORTING

      Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

      (a)   Business segments

            The Group conducts the majority of its business activities in two areas, refining and chemicals. An analysis of business segments is as follows:

                                                                                            2004
                                                                       Refining      Chemicals   Elimination          Total
                                                                        RMB'000        RMB'000       RMB'000        RMB'000
            Net sales                                                39,846,725      1,078,243      (586,986)    40,337,982
            Cost of sales                                           (35,744,133)      (811,440)      586,986    (35,968,587)
                                                                  -------------  ------------- -------------  -------------
            Gross profit                                              4,102,592        266,803             -      4,369,395
                                                                  =============  ============= =============
            Other operating income                                                                                   76,820
            Selling and administrative expenses                                                                    (531,995)
            Other operating expenses                                                                               (100,008)
            Net loss on disposal of property, plant and equipment                                                   (28,202)
                                                                                                              -------------
            Profit from operations                                                                                3,786,010
            Net financing costs                                                                                     (73,653)
            Share of profits less (losses) from associates and                                                       53,077
            jointly controlled entity
                                                                                                              -------------
            Profit from ordinary activities before taxation                                                       3,765,434
            Income tax expense                                                                                   (1,152,075)
                                                                                                              -------------
            Profit from ordinary activities after taxation                                                        2,613,359
            Minority interests                                                                                          (71)
                                                                                                              -------------
            Profit attributable to shareholders                                                                   2,613,288
                                                                                                              =============
            Other segment information
            Segment assets                                           12,029,167      1,030,840             -     13,060,007
            Unallocated assets                                                                                    2,432,772
                                                                                                              -------------
            Total assets                                                                                         15,492,779
                                                                                                              =============
            Segment liabilities                                       3,584,125        120,000             -      3,704,125
            Unallocated liabilities                                                                                 372,543
                                                                                                              -------------
            Total liabilities                                                                                     4,076,668
                                                                                                              =============
            Capital expenditure                                       1,426,419         20,203             -      1,446,622
            Depreciation                                                944,560         88,319             -      1,032,879
                                                                  =============  ============= =============  =============

                                                                                            2004
                                                                       Refining      Chemicals   Elimination          Total
                                                                        RMB'000        RMB'000       RMB'000        RMB'000
            Net sales                                                27,716,100        648,643      (455,765)    27,908,978
            Cost of sales                                           (25,569,853)      (514,571)      455,765    (25,628,659)
                                                                  -------------  ------------- -------------  -------------
            Gross profit                                              2,146,247        134,072             -      2,280,319
                                                                  =============  ============= =============  =============
            Other operating income                                                                                   59,593
            Selling and administrative expenses                                                                    (511,645)
            Other operating expenses                                                                                (40,178)
            Net loss on disposal of property, plant and equipment                                                   (22,506)
            Employee reduction expenses                                                                             (69,184)
                                                                                                              -------------
            Profit from operations                                                                                1,696,399
            Net financing costs                                                                                     (81,907)
            Share of profits less (losses) from associates and                                                       (4,898)
            jointly controlled entity
                                                                                                              -------------
            Profit from ordinary activities before taxation                                                       1,609,594
            Income tax expense                                                                                     (521,565)
                                                                                                              -------------

            Profit from ordinary activities after taxation                                                        1,088,029
            Minority interests                                                                                          (42)
                                                                                                              -------------
            Profit attributable to shareholders                                                                   1,087,987
                                                                                                              =============
            Other segment information
            Segment assets                                           10,878,001      1,178,823             -     12,056,824
            Unallocated assets                                                                                    1,431,761
                                                                                                              -------------
            Total assets                                                                                         13,488,585
                                                                                                              =============
            Segment liabilities                                       3,478,171        613,954             -      4,092,125
            Unallocated liabilities                                                                                 164,965
                                                                                                              -------------
            Total liabilities                                                                                     4,257,090
                                                                                                              =============
            Capital expenditure                                       1,978,364        590,584             -      2,568,948
            Depreciation                                                808,126         36,179             -        844,305
                                                                  =============  ============= =============  =============

            The above segment information is presented in respect of the Group's business segments. The format of which is based on the Group's management and internal reporting structure.

            Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by Sinopec Corp's policy.

            Segment assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise cash and cash equivalents, deposits with banks, corporate assets and liabilities.

            Segment capital expenditure is the total costs incurred during the year to acquire property, plant and equipment and projects in progress that are expected to be used for more than one year.

            The Group conducts the majority of its business activities in two areas, refining and chemicals. The specific products of each segment are as follows:

            (i) The refining segment is principally engaged in the production and sale of petroleum, intermediate petrochemical and other petrochemical products. Gasoline, diesel and kerosene are three major products of the segment.

            (ii) The chemical segment is principally engaged in the production and sale of urea.

      (b)         Geographical segments

            In presenting information on the basis of geographical segments, segment net sales is based on the geographical location of customers. No segment assets and capital expenditure are disclosed as all the assets of the Group are located in the PRC.

                                                                                                      2004             2003
                                                                                                   RMB'000          RMB'000
            Net sales:
            - Domestic sales in Mainland China                                                  40,337,982       25,197,291
            - Export sales to other countries or regions                                                 -        2,711,687
                                                                                             -------------    -------------

                                                                                                40,337,982       27,908,978
                                                                                             =============    =============

34.   COMMITMENTS

      (a)   Capital commitments

            Capital commitments relate primarily to construction of buildings, plant, machinery, purchase of equipment and capital contributions to investments. The Group and the Company had capital commitments outstanding at 31 December 2004 not provided for in the financial statements as follows:

                                                                                              The Group and the Company
                                                                                                      2004             2003
                                                                                                   RMB'000          RMB'000
             Contracted for                                                                        195,307          353,076
             Authorised but not contracted for                                                      21,118          283,197
                                                                                             -------------    -------------

                                                                                                   216,425          636,273
                                                                                             =============    =============

      (b)   Lease commitments

            At 31 December 2004, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

                                                                                              The Group and the Company
                                                                                                      2004             2003
                                                                                                   RMB'000          RMB'000
            Within 1 year                                                                            8,354            7,791
            After 1 year but within 5 years                                                         33,415           31,166
            After 5 years                                                                          350,384          334,167
                                                                                             -------------    -------------

                                                                                                   392,153          373,124
                                                                                             =============    =============


            The Group leases land in the PRC under operating leases. The leases run for an initial period of 25 to 50 years and lease payments are fixed. None of the leases includes contingent rentals.

35.   FINANCIAL INSTRUMENTS

      (a)   Financial risk factors and financial risk management

            Financial assets of the Group and the Company include cash and cash equivalents, deposits with banks, other investments, trade and other receivables, and amounts due from parent companies and fellow subsidiaries. Financial liabilities of the Group and the Company include bank loans, trade and other payables, and amounts due to parent companies and fellow subsidiaries. The Group does not hold or issue financial instruments for trading purposes. The Group had no positions in derivative contracts that are designated and qualified as hedging instruments at 31 December 2004 and 2003.

            (i)   Interest rate risk

                  The interest rates and terms of repayment of bank loans of the Group and the Company have been disclosed in note 27.

            (ii)  Credit risk

                  Deposits with banks

                        The Group's financial instruments do not represent a
                  concentration of credit risk because the Group deals with a variety of major financial institutions with good credit ratings.

                  Trade and other receivables

                        Majority of the Group's sales were made to group
                  companies of Sinopec Corp. Credit risks with other customers were controlled by establishing credit limits and credit terms based on periodic review of their creditability.

            (iii) Foreign currency risk

                  The Group has foreign currency risk as dividend paid to H
            share shareholders was in Hong Kong dollars. Depreciation or appreciation of Renminbi against foreign currencies will affect the Group's financial position and results of operations.

      (b)   Fair value

            The following table presents the carrying amount and fair value of the Group's long-term bank loans at 31 December 2004:

                                                                              2004                         2003
                                                                       Carrying     Fair value      Carrying     Fair value
                                                                         amount                       amount
                                                                        RMB'000        RMB'000       RMB'000        RMB'000
            Liabilities
            Long-term bank loans                                        750,000        746,780     1,694,200      1,692,754
                                                                  =============  ============= =============  =============

            The fair value of long-term bank loans are estimated based on applying a discounted cash flow using current market interest rates for similar financial instruments.

            Other investments are unquoted interests. There is no quoted market price for such other investments in the PRC, and accordingly a reasonable estimate of fair value could not be made without incurring excessive costs.

            The fair values of cash and cash equivalents, trade and other receivables, trade and other payables and the amounts due from/to parent companies and fellow subsidiaries are not materially different from their carrying amounts.

            The carrying amount of deposits with banks is estimated to approximate its fair value based on the nature or short-term maturity of this instrument.

            Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

36.   CONTINGENT LIABILITIES

      At 31 December 2004, the Company provided bank loan guarantees amounting to RMB50,000,000 (2003: RMB110,000,000) to an associate of the Group.

37.   COMPARATIVE FIGURES

      Certain comparative figures have been reclassified to conform with the current year's presentation. Further details are set out in note 31(f).

38.   PARENT COMPANIES

      The directors consider the immediate parent company and the ultimate parent company at 31 December 2004 to be Sinopec Corp and Sinopec Group Company respectively, which are established in the PRC.

III. UNAUDITED INTERIM FINANCIAL REPORT OF ZRCC FOR THE SIX MONTHS ENDED 30 JUNE 2005

      Set out below is a summary of the unaudited income statement, the cash flow statement and statement of changes in shareholders' equity for each of the six months ended 30 June, 2004 and 30 June, 2005 and the balance sheets as at 31 December, 2004 and 30 June, 2005 together with the relevant notes as extracted from the unaudited interim financial report of ZRCC for the period ended 30 June, 2005.

CONSOLIDATED INCOME STATEMENT
for the six months ended 30 June 2005 - unaudited

                                                                                               Six months ended 30 June
                                                                        Note                     2005                  2004
                                                                                              RMB'000               RMB'000
Turnover                                                                                   25,858,192            19,412,997
Less: Business taxes and surcharges                                                          (865,365)             (832,872)
                                                                                        -------------         -------------

Net sales                                                                                  24,992,827            18,580,125
Cost of sales                                                                             (23,186,041)          (16,527,987)
                                                                                        -------------         -------------

Gross profit                                                                                1,806,786             2,052,138
Other operating income                                                                         63,436                37,833
Selling and administrative expenses                                                          (253,086)             (221,604)
Other operating expenses                                                                      (32,715)              (45,978)
                                                                                        -------------         -------------

Operating profit before financing costs                                                     1,584,421             1,822,389

Financial income                                                                                8,188                 6,281
Financial expenses                                                                            (37,977)              (48,590)
                                                                                        -------------         -------------

Net financing costs                                                                           (29,789)              (42,309)

Share of profits less losses of associates                                                     21,052                18,628
Share of profits of jointly controlled entity                                                     381                 2,354
                                                                                        -------------         -------------

                                                                                               21,433               20,982
                                                                                        -------------         -------------
Profit before tax                                                         4                 1,576,065             1,801,062
Income tax expense                                                        5                  (314,892)             (524,575)
                                                                                        -------------         -------------

Profit for the period                                                     3                 1,261,173             1,276,487
                                                                                        =============         =============
Attributable to:
   Equity holders of the parent                                                             1,261,148             1,276,600
   Minority interests                                                                              25                  (113)
                                                                                        -------------         -------------

Profit for the period                                                     3                 1,261,173             1,276,487
                                                                                        =============         =============

Basic earnings per share (in Rmb)                                       7(a)                  RMB0.50               RMB0.51
                                                                                        =============         =============

Notes:

a. ZRCC did not have any extraordinary or exceptional items for the six months ended 30 June, 2005.

b. For dividends attributable to the six months ended 30 June, 2005 and dividends attributable to the year ended 31 December, 2004, approved and paid during the six months ended 30 June, 2005, please refer to Note 6 of the Unaudited Interim Financial Report on page 120.

CONSOLIDATED BALANCE SHEET
as at 30 June 2005 - unaudited

                                                                                                As at                 As at
                                                                                              30 June           31 December
                                                                        Note                     2005                  2004
                                                                                              RMB'000               RMB'000
Non-current assets
   Property, plant and equipment                                          8                 8,910,315             8,619,019
   Construction in progress                                                                   473,327               840,159
   Lease prepayments                                                                           49,802                51,954
   Interests in associates                                                                    209,163               189,650
   Interest in jointly controlled entity                                                       45,218                44,962
   Other investments                                                                          144,744               148,996
   Deferred tax assets                                                                        121,909               127,271
                                                                                        -------------         -------------

Total non-current assets                                                                    9,954,478            10,022,011

Current assets
   Inventories                                                                              3,283,135             2,016,241
   Trade receivables - third parties                                      9                    32,086               230,017
   Other receivables, deposits and prepayments                                                406,499               287,083
   Amounts due from associates and jointly controlled entity                                  103,359                32,253
   Amounts due from parent companies and fellow subsidiaries             10                   891,715               769,834
   Deposits with banks                                                                        103,143                40,806
   Cash and cash equivalents                                             11                 1,026,694             2,094,534
                                                                                        -------------         -------------

Total current assets                                                                        5,846,631             5,470,768

Current liabilities
   Bank loans                                                                                 430,000               430,000
   Trade payables - third parties                                        12                   638,288               671,572
   Accruals and other payables                                                                669,065               742,594
   Amount due to associates                                                                    30,154                     -
   Amounts due to parent companies and fellow subsidiaries               13                 1,134,156             1,191,721
   Income tax payable                                                                         193,356               373,550
   Other taxes payable                                                                        327,650               345,887
   Dividends payable                                                                            1,344                 1,344
                                                                                        -------------         -------------

Total current liabilities                                                                   3,424,013             3,756,668
                                                                                        -------------         -------------
Net current assets                                                                          2,422,618            1,714,100
                                                                                        -------------         -------------
Total assets less current liabilities                                                      12,377,096           11,736,111

Non-current liabilities
   Bank loans                                                                                 220,000               320,000
                                                                                        -------------         -------------
Net assets                                                                                 12,157,096            11,416,111
                                                                                        =============         =============

Equity
   Share capital                                                                            2,523,755             2,523,755
   Reserves                                                              14                 7,913,324             6,404,120
   Retained earnings                                                                        1,717,702             2,485,885
                                                                                        -------------         -------------

Total equity attributable to equity holders of the parent                                  12,154,781            11,413,760
Minority interests                                                                              2,315                 2,351
                                                                                        -------------         -------------

Total equity                                                                               12,157,096            11,416,111
                                                                                        =============         =============

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the six months ended 30 June 2005 - unaudited

                                                 Attributable to equity holders of the parent
                                      Note           Share     Reserves     Retained        Total     Minority        Total
                                                   capital                  earnings                 interests       equity
                                                   RMB'000      RMB'000      RMB'000      RMB'000      RMB'000      RMB'000
As at 1 January 2004
   - as previously reported                      2,523,755    4,954,675    1,750,715    9,229,145            -    9,229,145
   - as previously presented            2                -            -            -            -        2,350        2,350
     separately from liabilities
     and equity
                                              ------------  -----------  -----------  -----------  -----------  -----------

   - as restated                                 2,523,755    4,954,675    1,750,715    9,229,145        2,350    9,231,495

Profit for the period
   - attributable to equity                              -            -    1,276,600    1,276,600            -    1,276,600
     holders of the parent
   - minority interests                 2                -            -            -            -        (113)        (113)
Dividends                             6(b)               -            -    (227,138)    (227,138)            -    (227,138)
Distributions to minority interests                      -            -            -            -         (59)         (59)
Others                                                   -        2,074            -        2,074            -        2,074
                                              ------------  -----------  -----------  -----------  -----------  -----------

As at 30 June 2004                               2,523,755    4,956,749    2,800,177   10,280,681        2,178   10,282,859
                                              ============  ===========  ===========  ===========  ===========  ===========

As at 1 January 2005
   - as previously reported                      2,523,755    6,404,120    2,485,885   11,413,760            -   11,413,760
   - as previously presented            2                -            -            -            -        2,351        2,351
     separately from liabilities
     and equity
                                              ------------  -----------  -----------  -----------  -----------  -----------

   - as restated                       18        2,523,755    6,404,120    2,485,885   11,413,760        2,351   11,416,111

Profit for the period
   - attributable to equity                              -            -    1,261,148    1,261,148            -    1,261,148
     holders of the parent
   - minority interests                 2                -            -            -            -           25           25
Appropriations                         14                -    1,500,000  (1,500,000)            -            -            -
Dividends                             6(b)               -            -    (529,988)    (529,988)            -    (529,988)
Distributions to minority interests                      -            -            -            -         (61)         (61)
Deferred tax arising from                                -        (657)          657            -            -            -
  government grants
Others                                                   -        9,861            -        9,861            -        9,861
                                              ------------  -----------  -----------  -----------  -----------  -----------
As at 30 June 2005                               2,523,755    7,913,324    1,717,702   12,154,781        2,315   12,157,096
                                              ============  ===========  ===========  ===========  ===========  ===========

CONDENSED CONSOLIDATED CASH FLOW STATEMENT for the six months ended 30 June 2005 - unaudited

                                                                                               Six months ended 30 June
                                                                                                         2005          2004
                                                                                                      RMB'000       RMB'000
Cash generated from operations                                                                        748,199     1,553,397
Income tax paid                                                                                      (482,609)     (385,964)
                                                                                                -------------  ------------

Net cash generated from operating activities                                                          265,590     1,167,433
Net cash used in investing activities                                                                (681,499)     (730,340)
Net cash used in financing activities                                                                (651,931)     (908,160)
                                                                                                -------------  ------------

Net decrease in cash and cash equivalents                                                          (1,067,840)     (471,067)
Cash and cash equivalents at 1 January                                                              2,094,534     1,028,518
                                                                                                -------------  ------------

Cash and cash equivalents at 30 June                                                                1,026,694       557,451
                                                                                                =============  ============


NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

1.    Principal activities and basis of preparation

      Sinopec Zhenhai Refining & Chemical Company Limited ("the Company") and its subsidiaries (collectively "the Group") is principally engaged in the production and sale of petroleum products (including gasoline, diesel, kerosene, naphtha, liquefied petroleum gas, solvent oil and fuel oil), intermediate petrochemical products, asphalt, urea and other petrochemical products (including paraxylene and polypropylene). Gasoline, diesel and kerosene are three major products of the Group. China Petroleum & Chemical Corporation ("Sinopec Corp") is the Company's immediate parent company and China Petrochemical Corporation ("Sinopec Group Company") is the Company's ultimate parent company.

      This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, adopted by the International Accounting Standards Board ("IASB"). The interim financial report was authorized for issuance on 19 August 2005.

      The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2004 annual financial statements, except for the accounting policy change that is expected to be reflected in the 2005 annual financial statements. Details of this change in accounting policy are set out in note 2.

      The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

      This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2004 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs").

      The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700, Engagements to review interim financial reports, issued by the Hong Kong Institute of Certified Public Accountants.

      The financial information relating to the financial year ended 31 December 2004 that is included in the interim financial report as being previously reported information does not constitute the Company's annual financial statements for that financial year but is derived from those financial statements. Annual financial statements for the year ended 31 December 2004 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 8 April 2005. The 2004 annual financial statements have been prepared in accordance with IFRSs.

2.    Change in accounting policy

      The IASB has issued a number of new and revised IFRSs (which term collectively includes IASs and Interpretations) that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group's annual financial statements for the year ending 31 December2005, on the basis of IFRSs currently in issue.

      The IFRS that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2005 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim report. Therefore the policies that will be applied in the Group's financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report.

      The following sets out further information on the change in accounting policy for the annual accounting period beginning on 1 January 2005 which has been reflected in this interim financial report.

      Minority interests (IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements)

            In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

            With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent.

            The presentation of minority interests in the consolidated balance sheet, consolidated income statement and condensed consolidated statement of changes in equity for the comparative period has been restated accordingly.

3.    Segment reporting

      Segment information is presented in respect of the Group's business segments. The Group conducts the majority of its business activities in two areas, refining and chemicals. An analysis of business segment is as follows:

                                                                               Six months ended 30 June 2005
                                                                      Refining      Chemicals   Elimination          Total
                                                                       RMB'000        RMB'000       RMB'000        RMB'000
      Net sales                                                     24,725,546        482,957      (215,676)    24,992,827
      Cost of sales                                                (23,104,984)      (296,733)      215,676    (23,186,041)
                                                                 -------------  -------------  ------------    -----------

      Gross profit                                                   1,620,562        186,224             -      1,806,786
                                                                 =============  =============  ============

      Other operating income                                                                                        63,436
      Selling and administrative expenses                                                                         (253,086)
      Other operating expenses                                                                                     (32,715)
                                                                                                              ------------

      Operating profit before financing costs                                                                    1,584,421
      Net financing costs                                                                                          (29,789)
      Share of profits less losses of associates                                                                    21,052
      Share of profits of jointly controlled entity                                                                    381
                                                                                                              ------------

      Profit before tax                                                                                          1,576,065
      Income tax expense                                                                                         (314,892)
                                                                                                              ------------

      Profit for the period                                                                                      1,261,173
                                                                                                              ============

                                                                               Six months ended 30 June 2004
                                                                      Refining      Chemicals   Elimination          Total
                                                                       RMB'000        RMB'000       RMB'000        RMB'000
      Net sales                                                     18,354,962        517,885      (292,722)    18,580,125
      Cost of sales                                                (16,457,761)      (362,948)      292,722    (16,527,987)
                                                                 -------------  -------------  ------------    -----------

      Gross profit                                                   1,897,201        154,937             -      2,052,138
                                                                 =============  =============  ============

      Other operating income                                                                                        37,833
      Selling and administrative expenses                                                                         (221,604)
      Other operating expenses                                                                                     (45,978)
                                                                                                              ------------

      Operating profit before financing costs                                                                    1,822,389
      Net financing costs                                                                                          (42,309)
      Share of profits less losses of associates                                                                    18,628
      Share of profits of jointly controlled entity                                                                  2,354
                                                                                                              ------------

      Profit before tax                                                                                          1,801,062
      Income tax expense                                                                                          (524,575)
                                                                                                              ------------

      Profit for the period                                                                                      1,276,487
                                                                                                              ============

      The above segment information is presented in respect of the Group's business segments. The format of which is based on the Group's management and internal reporting structure.

      Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by Sinopec Corp's policy.

      The Group conducts the majority of its business activities in two areas, refining and chemicals. The specific products of each segment are as follows:

      (a) The refining segment is principally engaged in the production and sale of petroleum products, intermediate petrochemical products and other petrochemical products. Gasoline, diesel and kerosene are three major products of the segment.

      (b) The chemical segment is principally engaged in the production and sale of urea.

4.    Profit before tax

      Profit before tax is arrived at after charging/(crediting):


                                                                                                   Six months ended 30 June
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
      Interest on borrowings                                                                        21,733           40,171
      Less: Borrowing costs capitalised into projects in progress                                     (855)          (2,254)
                                                                                             -------------    -------------
      Interest expense, net                                                                         20,878           37,917
      Write-down of inventory                                                                       30,920            8,437
      Depreciation and amortisation                                                                526,011          501,535
      Net loss on disposal of property, plant and equipment                                          1,741            4,546
      Dividend income from other investments                                                        (5,857)          (5,461)
      Interest income                                                                               (8,188)          (6,281)
                                                                                             =============    =============

5.    Income tax expense

                                                                                                   Six months ended 30 June
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
      Current tax expense
            - Current period                                                                       310,391          525,735
            - (Over)/under-provision in respect of prior years                                      (7,976)             477
                                                                                             -------------    -------------

                                                                                                   302,415          526,212
      Deferred taxation                                                                              5,362           (7,939)
      Share of associates' taxation                                                                  6,989            5,525
      Share of jointly controlled entity's taxation                                                    126              777
                                                                                             -------------    -------------

      Total income tax expense in consolidated income statement                                    314,892          524,575
                                                                                             =============    =============

      Individual companies within the Group are mainly subject to Enterprise Income Tax ("EIT") at 33% (2004: 33%) on taxable income determined according to the PRC tax laws.

      Pursuant to the document "Cai Shui Zi [1994] No. 1" issued by the Ministry of Finance ("MOF") and State Administration of Taxation of China ("SAT") on 29 March 1994, the Group is eligible for certain EIT preferential treatments because of its recycling of certain waste materials. The amount of EIT refund recognized by the Group during the six months ended 30 June 2005 was RMB120,587,000 (for the six months ended 30 June 2004: RMB71,747,000).

      Pursuant to the document "Cai Shui Zi [1999] No. 290" issued by the MOF and SAT on 8 December 1999, the Group is eligible for certain EIT preferential treatments because of its purchase of certain domestic equipment for technical improvements. The amount of EIT refund recognized by the Group during the six months ended 30 June 2005 was RMB75,534,000 (for the six months ended 30 June 2004: RMB nil).

      The Group did not carry on business overseas and in Hong Kong and therefore does not incur overseas or Hong Kong Profits Tax.

6.    Dividends

      (a)   Dividends attributable to the interim period:

                                                                                                   Six months ended 30 June
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
            Interim dividend declared after the interim period of RMB0.09 per share
            (2004: RMB0.09 per share)                                                              227,138          227,138
                                                                                             =============    =============

            The interim dividend has not been recognised as a liability at the balance sheet date.

      (b) Dividends attributable to the previous financial year, approved and paid during the interim period:

                                                                                                   Six months ended 30 June
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
             Final dividend in respect of the financial year ended 31 December
             2004, approved and paid during the following interim period, of
             RMB0.21 per share (financial year ended
             31 December 2003: RMB0.09 per share)                                                  529,988          227,138
                                                                                             =============    =============

7.    Earnings per share

      (a)   Basic earnings per share

            The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent of RMB1,261,148,000 for the six months ended 30 June 2005 (six months ended 30 June 2004:
      RMB1,276,600,000) and the weighted average number of ordinary shares of 2,523,754,468 (2004: 2,523,754,468) in issue during the period.

      (b)   Diluted earnings per share

            The Group had no dilutive potential ordinary shares in existence during the six months ended 30 June 2005.

8.    Property, plant and equipment

      The acquisitions and disposals of items of property, plant and equipment during the six months ended 30 June 2005 are as follows:

                                                                                                   Six months ended 30 June
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
      Cost of acquisitions and transfer from construction in progress                              852,980           89,172
      Disposals (net carrying amount)                                                               36,401            5,177
                                                                                             =============    =============

9.    Trade receivables - third parties


                                                                                                     As at            As at
                                                                                                   30 June      31 December
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
      Bills receivable                                                                               5,356          137,202
      Accounts receivable                                                                           27,754           93,918
                                                                                             -------------    -------------

                                                                                                    33,110          231,120
      Less: Allowance for doubtful accounts                                                         (1,024)          (1,103)
                                                                                             -------------    -------------

                                                                                                    32,086          230,017
                                                                                             =============    =============

      The ageing analysis of trade receivables-third parties (before allowance for doubtful accounts) is as follows:

                                                                                                     As at            As at
                                                                                                   30 June      31 December
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
      Invoice date:

      Within one year                                                                               31,135          228,890
      Between one and two years                                                                      1,358            1,607
      Between two and three years                                                                        -                6
      Over three years                                                                                 617              617
                                                                                             -------------    -------------

                                                                                                    33,110          231,120
                                                                                             =============    =============

      The Company generally requests customers to pay cash or settle by bills in full prior to delivery of goods. Subject to negotiation, credit is only available for major customers with well-established trading records.

10.   Amounts due from parent companies and fellow subsidiaries

                                                                                                     As at            As at
                                                                                                   30 June      31 December
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
      Trade balances                                                                               759,942          616,056
      Non-trade balances                                                                           131,773          153,778
                                                                                             -------------    -------------

                                                                                                   891,715          769,834
                                                                                             =============    =============

      The credit term granted to the Company's parent companies and fellow subsidiaries is normally within one month. All the trade balances aged less than one year.

11.   Cash and cash equivalents

                                                                                                     As at            As at
                                                                                                   30 June      31 December
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
       Cash on hand                                                                                    113               78
       Balances with banks and other financial institutions with an initial term of less
       than three months                                                                         1,026,581        2,094,456
                                                                                             -------------    -------------

                                                                                                 1,026,694        2,094,534
                                                                                             =============    =============

12.   Trade payables - third parties

      The maturity analysis of trade payables - third parties is as follows:

                                                                                                     As at            As at
                                                                                                   30 June      31 December
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
      Due within 1 month or on demand                                                              254,936          481,548
      Due after 1 month and within 6 months                                                        383,352          190,024
                                                                                             -------------    -------------

                                                                                                   638,288          671,572
                                                                                             =============    =============

13.   Amounts due to parent companies and fellow subsidiaries

                                                                                                     As at            As at
                                                                                                   30 June      31 December
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
      Trade balances                                                                               946,353          829,056
      Non-trade balances                                                                           187,803          362,665
                                                                                             -------------    -------------

                                                                                                 1,134,156        1,191,721
                                                                                             =============    =============

      The maturity analysis of the trade balances included in the amounts due to parent companies and fellow subsidiaries is as follows:

                                                                                                     As at            As at
                                                                                                   30 June      31 December
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
       Due within 1 month or on demand                                                             946,353          828,040
       Due after 1 month and within 6 months                                                             -            1,016
                                                                                             -------------    -------------

                                                                                                   946,353          829,056
                                                                                             =============    =============

14.   Reserves

      For the six months ended 30 June 2005, the Company approved to transfer RMB1,500,000,000 from its retained earnings to discretionary surplus reserve (2004: RMB nil). No transfers were made to the statutory surplus reserve or the statutory public welfare fund during the period (2004: RMB nil).

15.   Related party transactions

      Most of the transactions undertaken by the Group during the six months ended 30 June 2005 have been effected with such counterparties and on such terms as have been determined by the Company's immediate parent company, Sinopec Corp, and other relevant PRC authorities. Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis.

Transactions with other state-controlled entities in the PRC

      The Group operates in an economic regime currently predominated by state-controlled entities. Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group conducts a majority of its business activities with entities directly or indirectly owned or controlled by the PRC government and numerous government authorities and agencies (collectively referred to as "state- controlled entities") in the ordinary course of business.

      The directors consider that meaningful disclosures of related party transactions have been made below and further disclosures on transactions with state-controlled entities (other than Sinopec Group Company and fellow subsidiaries) in the ordinary course of business would not be necessary given that this will cause undue burden in preparing the interim financial report and the cost of preparing such information would outweigh its benefit.

      (a)   Major transactions between the Group with Sinopec Corp or Sinopec
            Group Company are as follows:

                                                                                                   Six months ended 30 June
                                                                                  Note                2005              2004
                                                                                                   RMB'000           RMB'000

            Insurance premium expenses                                             (i)              27,887           26,958
            Safety insurance fund received                                        (ii)              10,866            8,242
                                                                                             =============    =============

            (i) Pursuant to administrative measures issued by Sinopec Corp, the Group maintains insurance coverage with a subsidiary of Sinopec Group Company, which covers the Group's buildings, machinery, equipment and inventories. The insurance premium expenses are calculated based on certain percentage of the carrying value of the Group's assets covered.

            (ii) Safety insurance fund received from Sinopec Group Company can only be utilised to enhance the Group's security and safety measures or to conduct specified researches.

      (b) Major transactions between the Group with the related companies under Sinopec Corp or Sinopec Group Company are as follows:

                                                                                                   Six months ended 30 June
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
            (i)   Sinopec Yizheng Chemical Fibre Company Limited
                  Sales of products-paraxylene                                                   1,324,657          799,445
                                                                                             =============    =============

            (ii)  Shanghai Secco Petrochemical Company Limited
                  Sales of products-naphtha                                                      1,246,894                -
                                                                                             =============    =============

            (iii) Others

                                                                                                   Six months ended 30 June
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000

                  Sales of products and service fee income                                      17,425,367       14,016,447
                  Import of crude oil through related companies                                 12,777,590        6,900,126
                  Purchase of trading stock, equipment and related service fee charges             314,395           61,279
                  Construction fee expense                                                          27,536           91,015
                  Service fee charges in relation to import and export of crude oil                 40,264           41,401
                  Operating lease expense in respect of land                                         5,193            9,411
                  Interest income, net                                                               1,155              809
                                                                                             =============    =============

      (c) Major transactions between the Group with its associates and jointly controlled entity are as follows:


                                                                                                   Six months ended 30 June
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
             Sales of products                                                                   1,939,402        1,741,680
                                                                                             =============    =============

      (d)   Settlement account with a related company:

                                                                                                     As at            As at
                                                                                                   30 June      31 December
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
             Balance of settlement account                                                         713,091        1,626,615
                                                                                             =============    =============

            The balance of the settlement account with a related company mainly represents the proceeds from sales of certain petroleum products made to a sales subsidiary of Sinopec Corp.

            Balances of amounts due from/to parent companies, fellow subsidiaries, associates and jointly controlled entity have been disclosed on the face of the Group's consolidated balance sheet.

            The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the terms of agreements governing such transactions.

16.   Capital commitments

      Capital commitments relate primarily to construction of buildings, plant, machinery and purchase of equipment. The Group had capital commitments outstanding at 30 June 2005 not provided for in the interim financial report as follows:

                                                                                                     As at            As at
                                                                                                   30 June      31 December
                                                                                                      2005             2004
                                                                                                   RMB'000          RMB'000
      Contracted for                                                                               330,362          195,307
      Authorised but not contracted for                                                            568,379           21,118
                                                                                             -------------    -------------

                                                                                                   898,741          216,425
                                                                                             =============    =============


17.   Contingent liabilities

      At 30 June 2005, the Group provided bank loan guarantees totalling RMB20,000,000 (31 December 2004: RMB50,000,000) to an associate of the Group.

18.   Comparative figures

      Certain comparative figures have been adjusted as a result of the change in accounting policy, details of which are set out in note 2.

19.   Post balance sheet event

      With the authorisation from the PRC government, the People's Bank of China announced that the PRC government reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies on 21 July 2005. The exchange rate of US dollars against RMB was adjusted to 8.11 yuan per US dollar with effect from the time of 19:00 hours on 21 July 2005.

IV.   INDEBTEDNESS (UNAUDITED)

      As at the close of business on 31 October 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, ZRCC had outstanding unsecured bank loans of approximately RMB450 million. ZRCC did not have any unsecured loans from parent companies and fellow subsidiary.

      Save for the above, each of the members of the ZRCC Group does not have any other bank overdrafts or loans, or other similar indebtedness, mortgages, charges, or guarantees or other material contingent liabilities.

      ZRCC Directors are not aware of any material changes to the indebtedness and contingent liabilities of ZRCC since 31 October, 2005.

V.    MATERIAL CHANGES

      ZRCC Directors are not aware of any material changes in the financial or trading position or outlook of ZRCC since 31 December 2004, the date which the latest audited financial statements of ZRCC were made up.

--------------------------------------------------------------------------------
APPENDIX II                                                  GENERAL INFORMATION
--------------------------------------------------------------------------------

RESPONSIBILITY STATEMENT

      The information in this document relating to ZRCC has been supplied by ZRCC Directors. The issue of this document has been approved by ZRCC Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to Sinopec Corp. and/or Sinopec Corp. Directors and/or Ningbo Yonglian and/or Ningbo Yonglian Directors) and confirm, having made all reasonable enquiries that to their best knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement in this document misleading.

      The information in this document relating to Sinopec Corp. has been supplied by Sinopec Corp. Directors. The issue of this document has been approved by Sinopec Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than that relating to ZRCC and/or ZRCC Directors) and confirm, having made all reasonable enquiries that to their best knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement in this document misleading.

SHARE CAPITAL OF ZRCC

      As at the Latest Practicable Date, ZRCC had 2,523,754,468 ZRCC Shares in issue, with 1,800,000,000 ZRCC Domestic Shares and 723,754,468 ZRCC H Shares. Sinopec Corp. owned 1,800,000,000 ZRCC Domestic Shares, repesenting approximately 71.3% of the issued share capital of ZRCC, and ZRCC H Shareholders were interested in 723,754,468 ZRCC H Shares, representing approximately 28.7% of the issued share capital of ZRCC. There was no movement in the share capital of ZRCC for the period between 31 December, 2004 and the Latest Practicable Date. There were no outstanding options, warrants or convertible securities issued by ZRCC.

DISCLOSURE OF INTERESTS

      For the purpose of this paragraph, "interested" and "interests" have the same meanings as ascribed thereto in Part XV of the SFO. For the purposes of
Note 1 to paragraph 4 of Schedule I of the Takeovers Code, holdings of ZRCC H Shares are the relevant shareholdings in ZRCC and holdings of shares in Sinopec Corp. are the relevant shareholdings in Sinopec Corp..

(a)   Holdings, interests and dealings in ZRCC Shares

      (i) Sinopec Corp. owned 1,800,000,000 ZRCC Domestic Shares as at the Latest Practicable Date. The table below sets out the shareholding structure of ZRCC as at the Latest Practicable Date:

                                                                          As at the Latest Practicable Date
                                                                                                        Percentage over the
                                                                Number of ZRCC      Class of ZRCC       entire issued share
                                                                        Shares             Shares       capital of ZRCC (%)
            Sinopec Corp.                                        1,800,000,000    Domestic Shares                      71.3
            Ningbo Yonglian                                                  0                  -                         0

            Total number of ZRCC Shares held by
                  Sinopec Corp., associates of Sinopec Corp.
                  and parties acting in concert with them          800,000,000    Domestic Shares                      71.3
            Independent ZRCC Shareholders (including
                  679,000 ZRCC H Shares held by Lehman
                  Brothers Finance S.A. and Lehman Brothers
                  (International) Europe, affiliates of
                  Lehman Brothers, for the purpose of hedging
                  their positions arising from derivatives
                  transactions entered into by them)               723,754,468           H Shares                      28.7
                                                                 -------------                                -------------

            Total number of ZRCC Shares                          2,523,754,468                                          100
                                                                 =============                                =============

      (ii) Save as disclosed in this section, Sinopec Corp. does not own any ZRCC Shares and has not dealt for value in any ZRCC Shares during the Disclosure Period.

      (iii) None of the ZRCC Directors or the Sinopec Corp. Directors had any interest in any ZRCC Shares or dealt for value in any ZRCC Shares during the Disclosure Period.

      (iv) Save in relation to dealings for the account of non-discretionary clients by the brokerage division of a subsidiary of CICC, none of the parties acting in concert with Sinopec Corp., or parties which are presumed to be acting in concert with Sinopec Corp. under the Takeovers Code, owned or controlled any ZRCC Shares as at the Latest Practicable Date or had dealt for value in any ZRCC Shares during the Disclosure Period.

      (v) Save as disclosed above, no pension fund of any member of the Sinopec Corp. or any of its subsidiaries, or any professional advisor to ZRCC as specified in class (2) of the definition of associate in the Takeovers Code, owned or controlled any ZRCC Shares as at the Latest Practicable Date or has dealt for value in any ZRCC Shares either on a proprietary basis or on account of clients for whom they have discretionary management mandate during the period commencing from the date of the Announcement and ending on the Latest Practicable Date.

      (vi) No arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code existed between any person and Sinopec Corp. or ZRCC or any person acting in concert with Sinopec Corp. or any person who is an associate of Sinopec Corp. or of ZRCC by virtue of classes (1), (2), (3) or (4) of the definition of "associate" under the Takeovers Code during the period commencing from the date of the Announcement and ending on the Latest Practicable Date.

      (vii) No interest in ZRCC H Shares was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with ZRCC during the period commencing from the date of the Announcement and ending on the Latest Practicable Date.

      (viii) The rights of the holders of ZRCC Domestic Shares and ZRCC H Shares rank pari passu to each others, including voting rights, the right to participate in the distribution of the assets of ZRCC in the event of termination or liquidation of ZRCC and the right to receive dividend payment, except that payment of dividend will be made in RMB to ZRCC Domestic Shareholders and in Hong Kong dollars to ZRCC H Shareholders.

(b)   Holdings, interests and dealings in the shares of Sinopec Corp.

      As at the Latest Practicable Date:

      (i) ZRCC did not own any shares in Sinopec Corp. and had not dealt in the shares of Sinopec Corp. during the Disclosure Period; and

      (ii) None of the ZRCC Directors had any interest in the shares of Sinopec Corp. and none of the ZRCC Directors had dealt for value in any such shares during the Disclosure Period.

(c)   Other interests

      As at the Latest Practicable Date:

      (i) no benefit is to be given to any ZRCC Director as compensation for loss of office or otherwise in connection with the Proposal;

      (ii) no agreement, arrangement or understanding, including any compensation arrangement, existed between Sinopec Corp. or any person acting in concert with Sinopec Corp. and any of the ZRCC Directors, recent ZRCC Directors, ZRCC Shareholders or recent ZRCC Shareholders having any connection with or dependence upon the Proposal;

      (iii) no agreement or arrangement existed between any ZRCC Director and any other person which is conditional on or dependent upon the outcome of the Proposal or otherwise connected with the Proposal;

      (iv) no material contract had been entered into by Sinopec Corp. in which any of the ZRCC Directors has a material personal interest;

      (v) none of the ZRCC Directors has a service contract with any member of the ZRCC Group in force:

            (i) which (including both continuous and fixed term contracts) have been entered into or amended during the Disclosure Period;

            (ii) which are continuous contracts with a notice period of 12 months or more; or

            (iii) which are fixed term contracts with more than 12 months to run irrespective of the notice period; and

            (vi) save from the Conditions contained in the Merger Agreement, there is no agreement or arrangement to which Sinopec Corp. is party which relates to the circumstances in which it may or may not invoke or seek to invoke a condition to the Proposal.

RIGHTS OF ZRCC SHAREHOLDERS

      The ZRCC Shareholders, inter alia, enjoy the following rights:

      (1) the right to dividends and other distributions in proportion to the number of shares held by them;

      (2) the right to attend or appoint a proxy to attend shareholders' meetings of ZRCC and to vote thereat;

      (3) the right to transfer ZRCC Shares in accordance with laws, regulations and provisions of the articles of association of ZRCC;

      (4) in the event of termination or liquidation of ZRCC, to participate in the distribution of the remaining assets of ZRCC in accordance with the number of ZRCC Shares held; and

      (5) the rights of the holders of ZRCC Domestic Shares and ZRCC H Shares rank pari passu to each others, including voting rights and the right to receive divided payment, except that payment of dividends will be made in RMB to ZRCC Domestic Shareholders and in Hong Kong dollars to ZRCC H Shareholders.

MARKET PRICES

      The ZRCC H Shares are traded on the Hong Kong Stock Exchange.

      The table below shows the respective closing prices of the ZRCC H Shares on the Hong Kong Stock Exchange (i) on the last trading day of each of the six calendar months preceding the date of the Announcement, (ii) on 2 November, 2005, being the last trading day prior to the suspension of trading in the H Shares pending the issue of the Announcement, and (iii) on the Latest Practicable Date.


      Date                                                      Price per ZRCC H
                                                                           Share
                                                                             HK$

      31 May, 2005                                                          7.50
      30 June, 2005                                                         7.35
      29 July, 2005                                                         8.30
      31 August, 2005                                                       8.45
      30 September, 2005                                                    8.50
      31 October, 2005                                                      9.05
      2 November, 2005                                                      9.45
      Latest Practicable Date                                              10.20

      The lowest and highest closing prices per ZRCC H Share recorded on the Hong Kong Stock Exchange during the period from 12 May, 2005, being the date six months prior to the date of the Announcement, to the Latest Practicable Date were respectively HK$6.60 on 14 July, 2005 and 19 July, 2005 and HK$10.30 on 15 November, 2005.

MATERIAL CONTRACTS

      No material contracts have been entered into by members of the ZRCC Group, not being contracts entered into during the ordinary course of business carried on or intended to be carried on by any member of the ZRCC Group, after the date two years preceding the date of this document, save and except for the Merger Agreement.

MATERIAL LITIGATION

      As at the Latest Practicable Date, no member of the ZRCC Group was engaged in litigation or arbitration of material importance and no litigation or claim of material importance was known to the ZRCC Directors to be pending or threatened by or against any member of the ZRCC Group.

PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

      Set out below is the procedure by which ZRCC Shareholders and the chairman of any ZRCC Shareholders' meeting may demand a poll pursuant to article 79 of ZRCC Articles.

      According to the ZRCC Articles, a poll may be demanded by:

      (1)   the chairman of the meeting;

      (2) at least two qualified shareholders or two proxies of qualified shareholders;

      (3) one or more qualified shareholders (including proxies), individually or in aggregate, representing 10% or more of all the voting shares at the meeting.

      Unless a poll is requested, a declaration shall be made by the chairman of the meeting that a resolution has been passed by a show of hands. The request for a poll may be withdrawn by the person who requests the same.

QUALIFICATION OF EXPERT

      The following are the qualifications of the experts who have given opinion or advice which are contained in this document:

      Name              Qualifications

      Rothschild        N M Rothschild & Sons (Hong Kong) Limited, a corporation
                        licensed by the SFO to conduct Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6
                        (advising on corporate finance) regulated activity as defined under the SFO

CONSENT

      Rothschild has given and has not withdrawn its written consent to the issue of this document with the inclusion therein of its opinions, and the references to its name and opinions in the form and context in which it respectively appears.

DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following documents are available for inspection at the offices of Johnson Stokes & Master at 17th Floor, Prince's Building, 10 Chater Road, Central, Hong Kong during normal business hours from 9:00 a.m. to 5:00 p.m. on any weekday (public holidays excepted) until the Effective Date or the date on which the Proposal lapses or is withdrawn, whichever is the earliest:

      (a)   the articles of association of Sinopec Corp.;

      (b)   the articles of association of ZRCC;

      (c)   the Merger Agreement;

      (d) the audited consolidated accounts of the ZRCC Group for each of the years ended 31 December, 2002, 2003 and 2004;

      (e) the letter from Rothschild, the text of which is set out on pages 20 to 47 of this document;

      (f) the letter from the Independent Board Committee, the text of which is set out on pages 18 to 19 of this document; and

      (g) the letter of consent referred to in the section headed "Consent" of this Appendix II.

FEES AND EXPENSES

      Except as disclosed in this document and as set forth in the Merger Agreement, each of Sinopec Corp. and ZRCC agrees to pay its costs, fees and expenses in connection with the Merger. The costs in connection with the printing and mailing of this document will be borne by ZRCC.

MISCELLANEOUS

(a) The registered office of Sinopec Corp. is at 6A, Huixindong Street, Chaoyang District, Beijing, the PRC and the place of business in Hong Kong of Sinopec Corp. is at 12th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong, respectively.

(b) The controlling shareholder of ZRCC is Sinopec Corp., a joint stock limited company incorporated in the PRC with limited liability.

(c) The controlling shareholder of Sinopec Corp. is CPC. Apart from CPC, there is no other shareholder of Sinopec Corp. who holds 30% or more of the shares in Sinopec Corp..

(d) The registered office of Ningbo Yonglian is Room 209, Zhenming Road #618, Ningbo City, Zhejiang Province, the PRC.

(e) The controlling shareholder of Ningbo Yonglian is Sinopec Corp.. Apart from Sinopec Corp., there is no other shareholder of Ningbo Yonglian who holds 30% or more of the shares of Ningbo Yonglian.

(f) The registered office of CICC is at Suite 2307, 23rd Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

(g) The registered office of Lehman Brothers is at 25th Floor to 26th Floor and units 2706 to 2714, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(h) The registered office of Rothschild is at 16th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong.

(i) As at the date hereof, the Sinopec Board comprises: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei, as executive directors; Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai, as independent non-executive directors; and Mr. Cao Yaofeng, as the employee representative director.

(j) CPC is a state-owned enterprise and does not have a board of directors. The general manager of CPC is Mr. Chen Tonghai.

(k) The directors of Ningbo Yonglian are Mr. Yu Jiuling, Mr. Dai Zhaoming and Mr. Zhang Baolin.

(l) The Registers are open to inspection by ZRCC Shareholders or any other person in accordance with ZRCC Articles.

(m) The English text of this document, the forms of proxy and reply slip shall prevail over the Chinese text.

(n) All announcements in relation to the Proposal will be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulating generally in Hong Kong.


--------------------------------------------------------------------------------
APPENDIX III                                   NOTICE OF SPECIAL GENERAL MEETING
--------------------------------------------------------------------------------

                             [ZRCC GRAPHIC OMITTED])
                          [CHINESE CHARACTERS OMITTED]
               SINOPEC ZHENHAI REFINING & CHEMICAL COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                               (Stock code: 1128)

      NOTICE IS HEREBY GIVEN that a special general meeting (the "SGM") of Sinopec Zhenhai Refining & Chemical Company Limited (the "Company") will be held at the conference room on the 1st Floor, Donghai Hotel at Zhenhai District, Ningbo Municipality, Zhejiang Province, the People's Republic of China (the "PRC") on Thursday, 12 January, 2006, at 9:30 a.m. to consider and, if appropriate, pass the following resolutions as special resolutions (resolutions approved by at least two-thirds of the votes attaching to the shares of the Company that are cast either in person or by proxy in the meeting):

                              SPECIAL RESOLUTIONS

1. THAT Section 2 of Article 179 of the Company's articles of association be deleted and replaced by the following with immediate effect:

      "In relation to merger, parties to the merger shall sign a merger agreement, and prepare balance sheet and list of assets. The Company shall, after passing the resolution of the merger, notify its creditors within 10 days, and publish it on the newspaper at least three times within 30 days. Within 30 days after receiving the notification, or 45 days after it is first published on the newspaper if notification has not received, the creditors may require the Company to make repayment or provide guarantee in relation to the debts."

2. THAT subject to the passing of this same resolution by the independent shareholders of the Company in a separate special general meeting of the independent shareholders of the Company, as approved by at least 75% of the votes attaching to the H shares of the Company held by the independent shareholders of the Company that are cast either in person or by proxy at the meeting and with the number of votes cast against the resolution by the independent shareholders of the Company being not more than 10% of all the H shares held by the independent shareholders of the
      Company:

      (a) the merger agreement entered into between the Company and Ningbo Yonglian dated 12 November, 2005 ("Merger Agreement"), the execution of the Merger Agreement by or for and on behalf of the Company, and the merger and the other transactions conducted or to be conducted as contemplated thereunder be and are hereby approved, ratified and confirmed; and

      (b) the Chairman of the Board of Directors of the Company be and is hereby authorised to take such other action and execute such documents or deeds as he may consider necessary or desirable for the purpose of implementing the Merger and all other transactions contemplated by the Merger Agreement.


                                         On behalf of the board of
                             Sinopec Zhenhai Refining & Chemical Company Limited
                                                  Su Dewen
                                     Secretary to the Board of Directors


Ningbo, the PRC, 28 November, 2005

Notes:

1.    Eligibility for attending the SGM

      Shareholders of the Company whose names appear on the register of members kept at Hong Kong Registrars Limited at 4:00 p.m. on Friday, 9 December, 2005 are eligible to attend and vote at the SGM. Shareholder or his proxy is entitled to cast one vote for each share held.

      In order to be eligible to attend and vote at the SGM to be held on Thursday, 12 January, 2006, all transfers together with the relevant share certificates must be delivered to the Company's H share registrar in Hong Kong
- Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 9 December, 2005.

2.    Proxy

      (1) A shareholder eligible to attend and vote at the SGM is entitled to appoint one or more proxies in writing to attend and vote at the SGM on his behalf. A proxy need not be a shareholder of the Company.

      (2) A shareholder should appoint his proxy in writing. The proxy form must be signed by the shareholder or the proxy authorised in writing, or if the proxy form is signed by another person authorised by the shareholder, any authorisation documents of such an appointment must be notarised.

      (3) The proxy form of H share's shareholder together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority must be lodged at the Company's share registrar in Hong Kong not less than 24 hours before the time for holding the meeting to be valid.

      (4) A proxy may exercise the right to vote by raising his hand or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.    Registration procedures for attending the SGM

      (1) A shareholder or his proxy shall produce proof of identity when attending the SGM.

      (2) Holders of H shares who intend to attend the SGM shall complete and lodge the reply slip and return the same to the Company or its Hong Kong share registrar on or before Thursday, 22 December, 2005.

      (3)   The reply slip may be delivered by hand, by post, or by fax.

4.    Registration of share transfers

      The register of members of the Company will be closed from Monday, 12 December, 2005 to Thursday, 12 January, 2006 (both days inclusive).

5.    Vote on resolutions by way of poll

      The resolutions of the SGM held on Thursday, 12 January, 2006 will demand the vote to be carried out by way of poll. Please refer to the section headed "Appendix II - Procedures for Demanding a Poll by Shareholders" of the composite document despatched by the Company on Monday, 28 November, 2005.

6.    Other businesses

      (1) It is expected that the SGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (2)   The fax number of the Company is (86-574) 86456155.

--------------------------------------------------------------------------------
APPENDIX IV                                 NOTICE OF SPECIAL GENERAL MEETING OF
                                               THE INDEPENDENT ZRCC SHAREHOLDERS
--------------------------------------------------------------------------------

                             [ZRCC GRAPHIC OMITTED])
                          [CHINESE CHARACTERS OMITTED]
               SINOPEC ZHENHAI REFINING & CHEMICAL COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                               (Stock code: 1128)

      NOTICE IS HEREBY GIVEN that a special general meeting of independent shareholders (the "ISGM") of Sinopec Zhenhai Refining & Chemical Company Limited (the "Company") will be held at the conference room on the 1st Floor, Donghai Hotel at Zhenhai District, Ningbo Municipality, Zhejiang Province, the People's Republic of China (the "PRC") on Thursday, 12 January, 2006, at 10:30 a.m. to consider and, if appropriate, pass the following resolution by at least 75% of the votes attaching to the H shares of the Company and held by the independent shareholders of the Company that are cast either in person or by proxy at the meeting, and with the number of votes cast against the resolution at the meeting amounting to not more than 10% of all the H shares of the Company held by the independent shareholders of the Company:

                                   RESOLUTION


      THAT

      1.    (a)   the merger agreement entered into between the Company and
                  Ningbo Yonglian dated 12 November, 2005 ("Merger Agreement"), the execution of the Merger Agreement by or for and on behalf of the Company, and the merger and the others transactions conducted or to be conducted as contemplated thereunder be and are hereby approved, ratified and confirmed; and

            (b) the Chairman of the Board of Directors of the Company be and is hereby authorised to take such other action and execute such documents or deeds as he may consider necessary or desirable for the purpose of implementing the Merger and all other transactions contemplated by the Merger Agreement.

                                         On behalf of the board of
                             Sinopec Zhenhai Refining & Chemical Company Limited
                                                  Su Dewen
                                     Secretary to the Board of Directors


Ningbo, the PRC, 28 November, 2005

Notes:

1.    Eligibility for attending the ISGM

      Independent shareholders for the purpose of the ISGM mean shareholders other than China Petroleum & Chemical Corporation and parties acting in concert with it.

      Independent shareholders of the Company whose names appear on the register of members kept at Hong Kong Registrars Limited at 4:00 p.m. on Friday, 9 December, 2005 are eligible to attend and vote at the ISGM. Shareholder or his proxy is entitled to cast one vote for each share held.

      In order to be eligible to attend and vote at the ISGM to be held on Thursday, 12 January, 2006, all transfers together with the relevant share certificates must be delivered to the Company's H share registrar in Hong Kong
- Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 9 December, 2005.

2.    Proxy

      (1) A shareholder eligible to attend and vote at the ISGM is entitled to appoint one or more proxies in writing to attend and vote at the ISGM on his behalf. A proxy need not be a shareholder of the Company.

      (2) A shareholder should appoint his proxy in writing. The proxy form must be signed by the shareholder or the proxy authorised in writing, or if the proxy form is signed by another person authorised by the shareholder, any authorisation documents of such an appointment must be notarised.

      (3) The proxy form of H share's shareholder together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority must be lodged at the Company's share registrar in Hong Kong not less than 24 hours before the time for holding the meeting to be valid.

      (4) A proxy may exercise the right to vote by raising his hand or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.    Registration procedures for attending the ISGM

      (1) A shareholder or his proxy shall produce proof of identity when attending the ISGM.

      (2) Holders of H shares who intend to attend the ISGM shall complete and lodge the reply slip and return the same to the Company or its Hong Kong share registrar on or before Thursday, 22 December, 2005.

      (3)   The reply slip may be delivered by hand, by post, or by fax.

4.    Registration of share transfers

      The register of members of the Company will be closed from Monday, 12 December, 2005 to Thursday, 12 January, 2006 (both days inclusive).

5.    Vote on resolution by way of poll

      The resolution of the ISGM held on Thursday, 12 January, 2006 will demand the vote to be carried out by way of poll. Please refer to the section headed "Appendix II - Procedures for Demanding a Poll by Shareholders" of the composite document despatched by the Company on Monday, 28 November, 2005.

6.    Other businesses

      (1) It is expected that the ISGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (2) The fax number of the Company is (86-574) 86456155.

                             [ZRCC GRAPHIC OMITTED])
                          [CHINESE CHARACTERS OMITTED]
               SINOPEC ZHENHAI REFINING & CHEMICAL COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                               (Stock code: 1128)

            Proxy form for the Special General Meeting of the Company
                         to be held on 12 January, 2006

I/We(1) _______________________________________________________________________

(of ___________________________________________________________________________)

being the registered holder(s) of(2)______________________________________shares of RMB1.00 each in the capital of Sinopec Zhenhai Refining & Chemical Company Limited (the "Company") hereby appoint the Chairman of the meeting or(3)_________________________________ (of_____________________________________)
as my/our proxy to attend on my/our behalf at the special general meeting of the Company or any adjournment thereof of the Company to be held at the conference room on the 1st Floor of Donghai Hotel at Zhenhai District, Ningbo Municipality, Zhejiang Province, the People's Republic of China at 9:30 a.m. on Thursday, 12 January, 2006, and to vote for me/us and in my/our name(s) as indicated below in respect of the following resolutions, in order to review and, if appropriate, pass on my/our behalf the resolutions listed on the Notice of Special General Meeting of the Company and to vote for me/us as indicated below in respect of the following resolutions. Should instructions have not been given, proxy may vote at his discretion.

-------------------------------------------------------------------------------
                 SPECIAL RESOLUTIONS                      |   For   | Against |
-------------------------------------------------------------------------------
1.    THAT Section 2 of Article 179 of the Company's      |         |         |
      articles of association be deleted and replaced     |         |         |
      by the following with immediate effect:             |         |         |
                                                          |         |         |
      "In relation to merger, parties to the merger       |         |         |
      shall sign a merger agreement, and prepare          |         |         |
      balance sheet and list of assets. The Company       |         |         |
      shall, after passing the resolution of the          |         |         |
      merger, notify its creditors within 10 days, and    |         |         |
      publish it on the newspaper at least three times    |         |         |
      within 30 days. Within 30 days after receiving      |         |         |
      the notification, or 45 days after it is first      |         |         |
      published on the newspaper if notification has      |         |         |
      not received, the creditors may require the         |         |         |
      Company to make repayment or provide guarantee in   |         |         |
      relation to the debts."                             |         |         |
                                                          |         |         |
-------------------------------------------------------------------------------
2.    THAT subject to the passing of this same            |         |         |
      resolution by the independent shareholdersof the    |         |         |
      Company in a separate special general meeting of    |         |         |
      the independent shareholders of the Company, as     |         |         |
      approved by at least 75% of the votes attaching     |         |         |
      to the H shares of the Company held by the          |         |         |
      independent shareholders of the Company that are    |         |         |
      cast either in person or by proxy at the meeting    |         |         |
      and with the number of votes cast against the       |         |         |
      resolution by the independent shareholders of the   |         |         |
      Company being not more than 10% of all the H        |         |         |
      shares held by all the independent shareholders     |         |         |
      of the Company:                                     |         |         |
                                                          |         |         |
      (a)   the merger agreement entered into between     |         |         |
            the Company and Ningbo Yonglian dated 12      |         |         |
            November, 2005 ("Merger Agreement"), the      |         |         |
            execution of the Merger Agreement by or for   |         |         |
            and on behalf of the Company, and the         |         |         |
            merger and the other transactions conducted   |         |         |
            or to be conducted as contemplated            |         |         |
            thereunder be and are hereby approved,        |         |         |
            ratified and confirmed; and                   |         |         |
                                                          |         |         |
      (b)   the Chairman of the Board of Directors of     |         |         |
            the Company be and is hereby authorised to    |         |         |
            take such other action and execute such       |         |         |
            documents or deeds as he may consider         |         |         |
            necessary or desirable for the purpose of     |         |         |
            implementing the Merger and all other         |         |         |
            transactions contemplated by the Merger       |         |         |
            Agreement.                                    |         |         |
-------------------------------------------------------------------------------

Signed this ______________ day ______________ of ______________

                                Signature(s): _________________________________

Notes:

(1) Please insert full name(s) (in Chinese and English) and address(es) (as shown in the registers of members) in BLOCK CAPITALS.

(2) Please insert the number and class of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) If any proxy other than the Chairman of the Meeting is appointed, strike out "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. Each alteration made to this form of proxy must be initialled by the person who signs it.

(4) IMPORTANT: If you wish to vote for a resolution, place a "|X|" in the box marked "FOR". If you wish to vote against a resolution, place a "|X|" in the box marked "AGAINST". Failure to complete a box will entitle your proxy to cast your vote(s) at his discretion.

(5) This form of proxy must be signed by you or your attorney authorized in writing, or in the case of a company with limited liability, must be executed either under the company's seal or signed by a director or attorney authorised on the company's behalf.

(6) This form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority must be lodged at the Company's share registrar, Hong Kong Registrars Limited at 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time for holding the meeting.

(7) A proxy need not be a shareholder of the Company but must attend the meeting in person to represent you.

(8) Completion and deposit of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

                             [ZRCC GRAPHIC OMITTED])
                          [CHINESE CHARACTERS OMITTED]
               SINOPEC ZHENHAI REFINING & CHEMICAL COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                               (Stock code: 1128)

          Proxy Form for the Special General Meeting of the Independent
           Shareholders of the Company to be held on 12 January, 2006

I/We(1) _______________________________________________________________________

(of ___________________________________________________________________________)

being the registered holder(s) of(2) ____________________________________ shares of RMB1.00 each in the capital of Sinopec Zhenhai Refining & Chemical Company Limited (the "Company") hereby appoint the Chairman of the meeting or(3) __________________________ (of __________________________________________)
as my/our proxy to attend on my/our behalf at the special general meeting of the independent shareholders of the Company or any adjournment thereof of the Company to be held at the conference room on the 1st Floor of Donghai Hotel at Zhenhai District, Ningbo Municipality, Zhejiang Province, the People's Republic of China at 10:30 a.m. on Thursday, 12 January, 2005, and to vote for me/us and in my/our name(s) as indicated below in respect of the following resolution, in order to consider and, if appropriate, pass on my/our behalf the resolution listed on the Notice of Special General Meeting of the Independent Shareholders of the Company and to vote for me/us as indicated below in respect of the following resolution. Should instructions have not been given, proxy may vote at his discretion.

-------------------------------------------------------------------------------
                 SPECIAL RESOLUTIONS                      |   For   | Against |
-------------------------------------------------------------------------------
 1.   THAT                                                |         |         |
      (a)   the merger agreement entered into between     |         |         |
            the Company and Ningbo Yonglian dated 12      |         |         |
            November, 2005 ("Merger Agreement"), the      |         |         |
            execution of the Merger Agreement by or for   |         |         |
            and on behalf of the Company, and the         |         |         |
            merger and the others transactions            |         |         |
            conducted or to be conducted as               |         |         |
            contemplated thereunder be and are hereby     |         |         |
            approved, ratified and confirmed; and         |         |         |
                                                          |         |         |
      (b)   the Chairman of the Board of Directors of     |         |         |
            the Company be and is hereby authorised to    |         |         |
            take such other action and execute such       |         |         |
            documents or deeds as he may consider         |         |         |
            necessary or desirable for the purpose of     |         |         |
            implementing the Merger and all other         |         |         |
            transactions contemplated by the Merger       |         |         |
            Agreement.                                    |         |         |
-------------------------------------------------------------------------------

Signed this ______________ day ______________ of ______________

                                Signature(s): _________________________________

(1) Please insert full name(s) (in Chinese and English) and address(es) (as shown in the registers of members) in BLOCK CAPITALS.

(2) Please insert the number and class of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) If any proxy other than the Chairman of the Meeting is appointed, strike out "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. Each alteration made to this form of proxy must be initialled by the person who signs it.

(4) IMPORTANT: If you wish to vote for a resolution, place a "|X|" in the box marked "FOR". If you wish to vote against a resolution, place a "|X|" in the box marked "AGAINST". Failure to complete a box will entitle your proxy to cast your vote(s) at his discretion.

(5) This form of proxy must be signed by you or your attorney authorized in writing, or in the case of a company with limited liability, must be executed either under the company's seal or signed by a director or attorney authorised on the company's behalf.

(6) This form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority must be lodged at the Company's share registrar, Hong Kong Registrars Limited at 46/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 24 hours before the time for holding the meeting.

(7) A proxy need not be a shareholder of the Company but must attend the meeting in person to represent you.

(8) Completion and deposit of the form of proxy will not preclude you from attending and voting at the meeting if you so wish.

                             [ZRCC GRAPHIC OMITTED])
                          [CHINESE CHARACTERS OMITTED]
               SINOPEC ZHENHAI REFINING & CHEMICAL COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                               (Stock code: 1128)

              REPLY SLIP FOR ATTENDING THE SPECIAL GENERAL MEETING
                 OF THE COMPANY TO BE HELD ON 12 JANUARY, 2006


To: Sinopec Zhenhai Refining & Chemical Company Limited (the "Company")

I/We(1) ________________________________________________________________________

of(1)___________________________________________________________________________

(as shown in the registers of members) being the registered holder(s) of(2) ____

______________________ shares of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the special general meeting of the Company to be held at the conference room on the 1st Floor, Donghai Hotel at Zhenhai District, Ningbo Municipality, Zhejiang Province, the People's Republic of China at 9:30 a.m. on Thursday, 12 January, 2006.


Date: ____________________            Signature: _______________________________



Notes:

(1) Please insert full name(s) (in Chinese and in English) and registered address(es) as shown in the registers of members in BLOCK CAPITALS.

(2) Please insert the number and class of shares registered under your name(s).

(3) The completed and signed reply slip must be delivered to the Company or the Company's Hong Hong share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on or before Thursday, 22 December, 2005. This reply slip may be delivered by hand, by post or by fax at: (86-574) 86456155.

                             [ZRCC GRAPHIC OMITTED])
                          [CHINESE CHARACTERS OMITTED]
               SINOPEC ZHENHAI REFINING & CHEMICAL COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                               (Stock code: 1128)


              REPLY SLIP FOR ATTENDING THE SPECIAL GENERAL MEETING
                 OF THE INDEPENDENT SHAREHOLDERS OF THE COMPANY
                         TO BE HELD ON 12 JANUARY, 2006


To: Sinopec Zhenhai Refining & Chemical Company Limited (the "Company")



I/We(1) ________________________________________________________________________

of(1) __________________________________________________________________________

(as shown in the registers of members) being the registered holder(s) of(2) ____

___________________________________ shares of RMB1.00 each in the capital of the
Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the special general meeting of the independent shareholders of the Company to be held at the conference room on the 1st Floor, Donghai Hotel at Zhenhai District, Ningbo Municipality, Zhejiang Province, the People's Republic of China at 10:30 a.m. on Thursday, 12 January, 2006.



Date: _______________________         Signature: _______________________________



Notes:

(1) Please insert full name(s) (in Chinese and in English) and registered address(es) as shown in the registers of members in BLOCK CAPITALS.

(2) Please insert the number and class of shares registered under your name(s).

(3) The completed and signed reply slip must be delivered to the Company or the Company's Hong Hong share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on or before Thursday, 22 December, 2005. This reply slip may be delivered by hand, by post or by fax at: (86-574) 86456155.